UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
____________________
FORM 8-K
____________________
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): July 29, 2026
MIMEDX GROUP, INC.
(Exact name of registrant as specified in charter)

Florida	001-35887	26-2792552
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)
1775 West Oak Commons Ct., NE, Marietta GA 30062
(Address of principal executive offices) (Zip Code)
Registrant’s telephone number, including area code: (770) 651-9100
____________________
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	MDXG	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).
Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01    Entry into a Material Definitive Agreement.
Agreement and Plan of Merger
On July 29, 2026, MiMedx Group, Inc., a Florida corporation ( “MiMedx”), entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sanara MedTech Inc., a Texas corporation (“Sanara”), and Mustang Merger Sub, Inc., a wholly-owned subsidiary of MiMedx (“Merger Subsidiary”), pursuant to which, among other things and subject to the terms and conditions of the Merger Agreement, Merger Subsidiary will be merged with and into Sanara (the “Merger”), with Sanara surviving the Merger as a wholly-owned subsidiary of MiMedx (the “Surviving Corporation”). The Merger and the other transactions contemplated by the Merger Agreement are collectively referred to as the “Transactions.” Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.
The Boards of Directors of each of Sanara and MiMedx (the “Sanara Board” and the “MiMedx Board,” respectively) have unanimously approved the Merger Agreement and the Transactions, including, in the case of MiMedx, the Merger and the issuance by MiMedx of common stock, par value $0.001 per share of MiMedx (the “MiMedx Common Stock”) as Merger Consideration (as defined below).
Merger Consideration
Pursuant to the Merger Agreement, and upon the terms and subject to the conditions described therein, at the effective time of the Merger (the “Effective Time”), each share of Sanara common stock, par value $0.001 per share (“Sanara Common Stock”), issued and outstanding immediately prior to the Effective Time (other than (i) shares held by a holder who is entitled to demand and properly demands appraisal of such shares in accordance with Chapter 10, Subchapter H of the Texas Business Organizations Code and (ii) shares held by MiMedx, Sanara or any of their respective subsidiaries (each, an “Excluded Share”)), will be cancelled and converted into the right to receive $33.00 per share in cash, without interest (the “Per Share Cash Consideration”) and 0.4735 shares of MiMedx Common Stock (the “Per Share Stock Consideration,” and together with the Per Share Cash Consideration, the “Merger Consideration”). The Per Share Stock Consideration represents a value of $2.00 per share, calculated based on the average closing price of MiMedx Common Stock for the five consecutive trading days immediately prior to July 29, 2026. At the Effective Time, each Excluded Share will automatically be cancelled and extinguished without any consideration paid for such Excluded Share.
The shares of MiMedx Common Stock to be issued in connection with the Merger will be listed on the Nasdaq Stock Market. In connection with the issuance of MiMedx Common Stock as Merger Consideration, MiMedx will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include the proxy statement of Sanara for its stockholder meeting relating to the Transactions.
Treatment of Equity Awards
Pursuant to the Merger Agreement, immediately prior to the Effective Time, (a) each share of restricted Sanara Common Stock, granted pursuant to Sanara’s equity plans, whether vested or unvested, which is outstanding as of immediately prior to the Effective Time and which is subject to restrictions on transfer and/or forfeiture (the “Sanara Restricted Stock”), will automatically be canceled and converted automatically into the right to receive from Sanara, at or promptly after the Effective Time, an amount (i) in cash (less applicable tax withholdings) equal to the Per Share Cash Consideration and (ii) a number of shares of MiMedx Common Stock equal to the Per Share Stock Consideration (collectively, the “Restricted Stock Consideration”); and (b) immediately prior to the Effective Time, each option that represents the right to acquire Sanara Common Stock, which is outstanding as of immediately prior to the Effective Time (each, a “Sanara Option”) shall, by virtue of the Merger and without any action on the part of Sanara, MiMedx or the holder of such Sanara Option, automatically be cancelled and converted automatically into the right to receive from Sanara, at or promptly after the Effective Time, an amount in cash (less applicable taxes) equal to the Merger Consideration (with the Per Share Stock Consideration based on the closing price of the shares of MiMedx Common Stock on the last trading day prior to the Closing Date) less the exercise price payable in respect of such Sanara Option (the “Option Consideration”).

Representations, Warranties and Covenants
The Merger Agreement contains customary representations, warranties and covenants, including, among others, covenants relating to Sanara’s conduct of its business between the date of the Merger Agreement and the earlier of the Effective Time and the termination of the Merger Agreement, and Sanara’s obligation to convene a meeting of its stockholders to consider and vote upon the adoption and approval of the Merger Agreement.

Additionally, Sanara is bound by a covenant not to solicit, initiate, or knowingly take any action to facilitate or encourage any competing acquisition proposals. However, at any time before receiving the Sanara Stockholder Approval (as defined below), if the Sanara Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that an unsolicited competing acquisition proposal is or would reasonably be expected to lead to a Superior Proposal and the Board’s failure to engage would be reasonably likely to be inconsistent with its fiduciary duties, then Sanara is permitted to engage in discussions or negotiations with the third party, subject to certain requirements set forth in the Merger Agreement. If, at any time before receiving the Sanara Stockholder Approval, Sanara has received an unsolicited Superior Proposal, then the Sanara

Board may make an Adverse Recommendation Change and/or cause Sanara to terminate the Merger Agreement, subject to certain requirements set forth in the Merger Agreement, including first providing MiMedx with customary match rights. In addition, subject to certain conditions and requirements, including first providing MiMedx customary match rights, the Sanara Board may effect an Adverse Recommendation Change (but not terminate the Merger Agreement) in response to an “Intervening Event”.
Conditions to the Transactions
The Merger is subject to the satisfaction or waiver (where permitted by applicable law) of certain closing conditions, including:
•the adoption and approval of the Merger Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Sanara Common Stock entitled to vote thereon (the “Sanara Stockholder Approval”);
•the absence of any law, ruling, injunction or order that restrains, enjoins, renders illegal or otherwise prohibits the consummation of the Merger;
•the expiration or earlier termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act;
•the registration statement on Form S-4, pursuant to which the shares of MiMedx Common Stock issuable in connection with the Merger being registered with the SEC and declared effective by the SEC, and the absence of a stop order suspending such registration statement, and the shares of MiMedx Common Stock to be issued in connection with the Merger being approved for listing on Nasdaq;
•the absence of a Material Adverse Effect on Sanara since the date of the Merger Agreement; and
•other customary closing conditions, including the accuracy of each party’s representations and warranties and each party’s compliance with its covenants and agreements contained in the Merger Agreement (subject to certain qualifications as to materiality).
Termination
The Merger Agreement may be terminated by mutual written agreement of Sanara and MiMedx. In addition, either party may terminate the Merger Agreement if: (i) the Merger has not been consummated on or before July 29, 2027 (the “End Date”), provided that either Sanara or MiMedx may extend the End Date to January 29, 2028 in the event that the requisite antitrust approvals have not been obtained by the End Date; (ii) a court or other governmental authority issues a final, non-appealable order permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger; (iii) the Sanara Stockholder Approval is not obtained at a meeting of the Sanara stockholders (or any adjournment or postponement thereof taken in accordance with the Merger Agreement); or (iv) the other party breaches any of its representations, warranties or covenants, the breach would cause certain closing conditions not to be satisfied, and the breach is not curable or, if curable, is not cured within the time period set forth in the Merger Agreement. In addition, the Merger Agreement may be terminated (i) by Sanara, prior to obtaining the Sanara Stockholder Approval, to enter into a definitive agreement with respect to a Superior Proposal, subject to compliance with the applicable provisions of the Merger Agreement and payment of the Termination Fee described below, and (ii) by MiMedx if at any time prior to obtaining the Sanara Stockholder Approval the Sanara Board effects an Adverse Recommendation Change.
If the Merger Agreement is terminated under certain circumstances, Sanara would be obligated to pay MiMedx a termination fee of $22,540,785.00 in cash (the “Sanara Termination Fee”). The Sanara Termination Fee would be payable, among other circumstances, if: (i) the Merger Agreement is terminated by MiMedx following Sanara's board of directors changing or withdrawing its recommendation regarding the Merger; (ii) Sanara terminates the Merger Agreement to enter into a definitive agreement with respect to a Superior Proposal; or (iii) following the public disclosure of an alternative acquisition proposal with respect to Sanara, the Merger Agreement is terminated (A) by Sanara or MiMedx for failure to consummate the Merger by the End Date or failure to obtain the Sanara Stockholder Approval or (B) by MiMedx due to a breach by Sanara of any of its representations, warranties, covenants or agreements set forth in the Merger AGreement that would result in any of the closing conditions not being satisfied by the End Date and, in each case, within 12 months after such termination, Sanara enters into a definitive agreement for, or consummates, certain alternative acquisition transactions. Furthermore, MiMedx will be required to pay to Sanara a termination fee of $9,660,336.00 if Sanara terminates the Merger Agreement because of a failure of MiMedx to consummate the Merger when required to do so by the Merger Agreement. In no event will either party be required to pay its applicable termination fee on more than one occasion.
Financing of the Merger
Concurrently with the entry into the Merger Agreement, MiMedx entered into a debt commitment letter (the “Debt Commitment Letter”), pursuant to which certain funds managed and/or advised by Hayfin Capital Management LLP (the

“Lenders”) have committed to provide MiMedx with debt financing in the form of a first lien senior secured term loan facility in an aggregate principal amount of $300.0 million (subject to conditions set forth in the Debt Commitment Letter) (the “Debt Financing”). The obligations of the Lenders to provide debt financing under the Debt Commitment Letter are subject to certain customary conditions, including (i) the execution and delivery of definitive documentation with respect to such financing in accordance with the Debt Commitment Letter and (ii) the consummation of the Mergers in all material respects in accordance with the terms and conditions of the Merger Agreement. In connection with the execution and delivery of definitive documentation with respect to the Debt Financing, MiMedx’s existing credit agreement will be terminated and any amounts outstanding will be repaid in full.
Voting Agreement
Concurrently with the execution of the Merger Agreement, on July 29, 2026, MiMedx entered into a voting agreement (the “Voting Agreement”) with Sanara and certain stockholders of Sanara (the “Specified Stockholders”). Pursuant to the Voting Agreement, each of the Specified Stockholders has agreed, among other things, to vote, or cause to be voted, all of the shares beneficially owned by such Specified Stockholder (the “Shares”) in favor of the adoption of the Merger Agreement and against any alternative acquisition proposal, in each case, subject to certain conditions.
As of the date of the Merger Agreement, the Specified Stockholders collectively held approximately 38.9% of the total voting power of the Shares. The Voting Agreement also contains restrictions on, among other things, the transfer of the Shares held by the Specified Stockholders.
The Voting Agreement will terminate upon the earliest of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of the Voting Agreement by written agreement of the parties thereto, (d) the date on which the Sanara Board makes an Adverse Recommendation Change, or (e) such date and time as the Merger Agreement shall have been, without the prior written consent of Sanara’s stockholders, amended or supplemented, or any provision thereof waived, in a manner that changes the form of the consideration or reduces the amount of the Merger Consideration payable (or issuable) in respect of the Shares.
The foregoing descriptions of the Merger Agreement and Voting Agreement are qualified in their entirety by reference to the full text of the Merger Agreement and Voting Agreement, copies of which is filed as Exhibit 2.1 and 10.1, respectively, to this Current Report on Form 8-K or incorporated by reference herein.
The Merger Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about the parties. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in confidential disclosure schedules provided by each party in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk between the parties rather than establishing matters as facts. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties, and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties' public disclosures. Accordingly, you should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about the parties.
Item 7.01    Regulation FD Disclosure.
On July 29, 2026, MiMedx issued a press release announcing its entry into the Merger Agreement (the “Merger Press Release”). A copy of the Merger Press Release is furnished as Exhibit 99.1 and is incorporated herein by reference. MiMedx also intends to issue an investor presentation regarding the Transactions, a copy of which is furnished hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference.
The information in Item 7.01 of this Current Report on Form 8-K, including Exhibits 99.1 and 99.2 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities under that section. Further, the information in Item 7.01 of this Current Report on Form 8-K, including Exhibits 99.1 and 99.2 shall not be deemed to be incorporated by reference into the filings of MiMedx under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof and regardless of any general incorporation language in such filing.
Cautionary Statement Regarding Forward-Looking Statements
This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 with respect to the proposed transaction between MiMedx and Sanara, which involve substantial risks and uncertainties. Such statements may contain words such as “expect,” “anticipate,” “will,” “should,” “believe,” “intend,” “plan,” “estimate,” “predict,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “have,” “likely,” “potential,” “target,” “indicative,” “illustrative,” and variations of such words and similar expressions, and relate in this presentation, without limitation, to statements, beliefs, projections and expectations about future events. Such statements are based on MiMedx’s expectations, intentions and projections regarding MiMedx’s future performance, anticipated events or trends and other matters that are not historical facts. Such forward looking statements include statements relating to, among other things, MiMedx’s expectations with respect to the (i) timing for completion of the business combination, (ii) results, benefits and synergies of the Merger, (iii) future financial performance and condition, including estimated combined surgical revenue and Adjusted EBITDA margin, and (iv) benefits of the Merger to the MiMedx and Sanara shareholders. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) economic conditions, competition, political risks, and other risks that may affect MiMedx’s future performance, including the impacts of inflationary pressures and other macroeconomic factors on MiMedx’s business, markets, supply chain, customers and workforce, on the credit and financial markets, and on the global economy generally; (ii) the future market for MiMedx’s products can depend on regulatory approval of such products, which might not occur at all or when expected, and is based in part on assumptions regarding the number of patients who elect less acute and more acute treatment than MiMedx’s products, market acceptance of MiMedx’s products, and adequate reimbursement for such therapies; (iii) failure to realize the anticipated benefits of the Merger; (iv) failure to realize expected benefits from MiMedx’s other business strategies; (v) the possibility that stockholders of Sanara MedTech may not approve the Merger Agreement; (vi) the risk that a condition to closing may not be satisfied, that either party may terminate the Merger Agreement or that the closing might be delayed or not occur at all; (vii) potential adverse reactions or changes to business or employee relationships (viii) adverse developments in the credit markets which could impact MiMedx’s ability to secure financing in the future; (ix) the process of obtaining regulatory clearances or approvals to market a biological product or medical device from the FDA or similar regulatory authorities outside of the U.S. is costly and time consuming, and such clearances or approvals may not be granted on a timely basis, or at all, and the ability to obtain the rights to market additional, suitable products depends on negotiations with third parties which may not be forthcoming; (x) future sales are uncertain and are affected by competition, access to customers, patient access to hospitals and healthcare providers, the reimbursement environment and many other factors; (xi) changes in applicable laws or regulations, including environmental, health and safety regulations; (xii) the possibility that MiMedx may be adversely affected by other economic, business, and/or competitive factors; (xiii) market and economic conditions, or MiMedx’s financial performance; (xiv) geopolitical risks; and (xv) other risks and uncertainties, including those discussed in MiMedx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 25, 2026 under the heading “Risk Factors.” Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. Additional information concerning these risks, uncertainties and other factors that could cause actual results to vary is, or will be, included in the reports filed by MiMedx with the Securities and Exchange Commission. Forward-looking statements included in this presentation speak only as of the date hereof and, except as required by applicable law, MiMedx does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or circumstances, after the date of this presentation.
Important Information and Where to Find It
In connection with the proposed transaction, MiMedx intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Sanara and that also constitutes a prospectus of MiMedx. Each of MiMedx and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that MiMedx or Sanara may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about MiMedx, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MiMedx will be available free of charge on MiMedx’s website at https://investors.mimedx.com/. Copies will also be available at no charge at the Investors Relations section of Sanara’s website at https://ir.sanaramedtech.com/.
Participants in the Solicitation
Sanara, MiMedx and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Sanara, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sanara’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2026. Information about the directors and executive officers of MiMedx, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in MiMedx’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sanara and MiMedx using the sources indicated above.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.
Item 9.01 Financial Statements and Exhibits.
(d) Exhibits.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of July 29, 2026, by and among MiMedx Group, Inc., Sanara MedTech Inc., and Mustang Merger Sub, Inc.*
10.1	Voting Agreement, dated as of July 29, 2026 by and among MiMedx Group, Inc., Sanara MedTech Inc., and certain stockholders identified in an exhibit thereto*
99.1	Press Release dated July 29, 2026 relating to the Merger.
99.2	Investor Presentation dated July 29, 2026 relating to the Merger.
104	The cover page from this Current Report on Form 8-K, formatted in Inline XBRL.
*Schedules (or similar attachments) have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules upon request by the SEC.

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MIMEDX GROUP, INC.

July 29, 2026	By:	/s/ William “Butch” Hulse
William “Butch” Hulse General Counsel & Chief Administrative Officer

Exhibit 2.1
Execution Version
AGREEMENT AND PLAN OF MERGER

dated as of

July 29, 2026

among

SANARA MEDTECH INC.,

MIMEDX GROUP, INC.

and

MUSTANG MERGER SUB, INC.

TABLE OF CONTENTS
Section 1.1    Definitions    1
Section 1.2    Other Definitional and Interpretative Provisions    11
ARTICLE 2 The Merger    12
Section 2.1    The Merger    12
Section 2.2    Conversion of Shares    12
Section 2.3    Surrender and Payment    13
Section 2.4    Closing of Transfer Books    14
Section 2.5    Dissenting Shares    14
Section 2.6    Treatment of Equity Awards    15
Section 2.7    Certain Adjustments    16
Section 2.8    Equity Awards; Withholding Rights    16
ARTICLE 3 The Surviving Corporation    16
Section 3.1    Certificate of Incorporation    16
Section 3.2    Bylaws    17
Section 3.3    Directors and Officers    17
ARTICLE 4 Representations and Warranties of the Company    17
Section 4.1    Corporate Existence and Power    17
Section 4.2    Corporate Authorization    18
Section 4.3    Governmental Authorization    18
Section 4.4    Non-contravention    18
Section 4.5    Capitalization    19
Section 4.6    Subsidiaries    20
Section 4.7    SEC Filings and the Sarbanes-Oxley Act    21
Section 4.8    Financial Statements    22
Section 4.9    Disclosure Documents    22
Section 4.10    Absence of Certain Changes    23
Section 4.11    No Undisclosed Material Liabilities    23
Section 4.12    Compliance with Laws and Court Orders    23
Section 4.13    Regulatory Matters    24
Section 4.14    Litigation    26
Section 4.15    Permits    26
Section 4.16    Properties    27
Section 4.17    Intellectual Property    28
Section 4.18    Taxes    30
Section 4.19    Employee Benefit Plans and Labor and Employment Matters    32
Section 4.20    Environmental Matters    35
Section 4.21    Material Contracts    35
Section 4.22    Related Party Transactions    37
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Section 4.23    Brokers    37
Section 4.24    Opinion of the Company’s Financial Advisor    38
Section 4.25    Takeover Laws    38
Section 4.26    Insurance    38
Section 4.27    No Other Representations and Warranties    38
Section 4.28    Exclusivity of Parent Representations and Warranties    38
Section 4.29    No Reliance    39
ARTICLE 5 Representations and Warranties of Parent    39
Section 5.1    Corporate Existence and Power    39
Section 5.2    Corporate Authorization    39
Section 5.3    Governmental Authorization    40
Section 5.4    Non-contravention    40
Section 5.5    Disclosure Documents    40
Section 5.6    SEC Filings and the Sarbanes-Oxley Act    41
Section 5.7    Brokers    41
Section 5.8    Financing    41
Section 5.9    Solvency    43
Section 5.10    Ownership of Company Stock    43
Section 5.11    Stockholder and Management Arrangements    43
Section 5.12    Exclusivity of Representations and Warranties    43
ARTICLE 6 Covenants of the Company    44
Section 6.1    Conduct of the Company    44
Section 6.2    Company Stockholder Meeting    47
Section 6.3    No Solicitation; Other Offers    48
Section 6.4    Access to Information    53
Section 6.5    Resignations    54
Section 6.6    Payoff Letters; Lien Releases; Transaction Expenses.    54
Section 6.7    Financing Cooperation    54
ARTICLE 7 Covenants of Parent    56
Section 7.1    Conduct of Parent    56
Section 7.2    Obligations of Merger Subsidiary    56
Section 7.3    Voting of Shares    57
Section 7.4    Director and Officer Liability    57
Section 7.5    Employee Matters    58
Section 7.6    Financing    60
ARTICLE 8 Covenants of Parent and the Company    62
Section 8.1    Regulatory Authorizations and Consents    62
Section 8.2    Proxy Statement and Registration Statement    64
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Section 8.3    Public Announcements    65
Section 8.4    Further Assurances    66
Section 8.5    Notices of Certain Events    66
Section 8.6    Section 16 Matters    66
Section 8.7    Transaction Litigation    66
Section 8.8    Takeover Laws    67
Section 8.9    Stock Exchange Listing; Delisting and Deregistration    67
ARTICLE 9 Conditions to the Merger    67
Section 9.1    Conditions to the Obligations of Each Party    67
Section 9.2    Conditions to the Obligations of Parent and Merger Subsidiary    68
Section 9.3    Conditions to the Obligations of the Company    69
ARTICLE 10 Termination    69
Section 10.1    Termination    69
Section 10.2    Effect of Termination    71
ARTICLE 11 Miscellaneous    71
Section 11.1    Notices    71
Section 11.2    No Survival of Representations, Warranties and Agreements    72
Section 11.3    Amendments and Waivers    73
Section 11.4    Expenses and Termination Fee    73
Section 11.5    Binding Effect; Benefit; Assignment    76
Section 11.6    Governing Law    76
Section 11.7    Jurisdiction    76
Section 11.8    WAIVER OF JURY TRIAL    77
Section 11.9    Counterparts; Effectiveness    77
Section 11.10    Entire Agreement    77
Section 11.11    Severability    77
Section 11.12    Specific Performance    77
Section 11.13    No Recourse    78
Section 11.14    Debt Financing Sources    79

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AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of July 29, 2026 among Sanara MedTech Inc., a Texas corporation (the “Company”), MiMedx Group, Inc., a Florida corporation (“Parent”), and Mustang Merger Sub, Inc., a Texas corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).
W I T N E S S E T H:
WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Merger Subsidiary will be merged with and into the Company, with the Company continuing as the Surviving Corporation, and each issued and outstanding share of Company Stock immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.2 and Dissenting Shares) will be converted into the right to receive the Merger Consideration;
WHEREAS, the Company Board has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger (the “Transactions”); (iii) declared advisable this Agreement and the Transactions on the terms and subject to the conditions set forth herein; (iv) recommended that the Company’s stockholders vote to approve and adopt this Agreement; and (v) directed that this Agreement be submitted to the Company’s stockholders for their approval and adoption;
WHEREAS, the Board of Directors of Parent has approved and declared advisable this Agreement and the Transactions, including the Merger and the issuance of Parent Common Stock in connection with the Merger;
WHEREAS, the Board of Directors of Merger Subsidiary has approved and declared advisable this Agreement and the Transactions, including the Merger;
WHEREAS, in order to induce Parent to enter into this Agreement and cause the Transactions to be consummated, certain stockholders of the Company are executing voting and support agreements in favor of Parent concurrently with the execution and delivery of this Agreement (the “Voting Agreements”), providing among other things, that each such person shall vote in favor of and support the Merger and the other Transactions contemplated hereby; and
WHEREAS, each of the parties hereto desires to make certain representations, warranties, covenants and agreements in connection with the Merger and the Transactions and also to prescribe certain conditions to the Merger as specified herein.
NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ACTIVE 726430546v10

Article 1
Definitions
Section 1.1Definitions.
(a)As used herein, the following terms have the following meanings:
“1933 Act” means the Securities Act of 1933.
“1934 Act” means the Securities Exchange Act of 1934.
“Acquisition Proposal” means, other than the Transactions, any offer or proposal from a Third Party relating to any transaction or series of related transactions involving (i) any acquisition or purchase, directly or indirectly, of 20% or more of the consolidated assets of the Company and its Subsidiaries or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose net revenues, net income or assets, individually or in the aggregate, constitute 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries; (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in a Third Party beneficially owning 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose net revenues, net income or assets, individually or in the aggregate, constitute 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries; (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose net revenues, net income or assets, individually or in the aggregate, constitute 20% or more of the consolidated net revenues, net income or assets of the Company and its Subsidiaries and that would have any of the effects specified in clause (i); or (iv) any combination of any of the foregoing.
“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, the term “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.
“Antitrust Laws” means, collectively, the Sherman Act of 1890, 15 U.S.C. §§ 1 et seq., the Clayton Act, 15 U.S.C. §§ 12-27 (including the HSR Act), the Federal Trade Commission Act, 15 U.S.C. §§ 41 et seq and any other Applicable Law that is designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade or monopolization, attempted monopolization, restraints of trade and abuse of a dominant position, or to regulate, prohibit or prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.
“Applicable Date” means January 1, 2024.

“Applicable Law” means, with respect to any Person, any domestic or foreign federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person.
“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in Dallas, Texas and New York, New York are authorized or required by Applicable Law to close.
“CARES Act” means the Coronavirus Aid, Relief and Economic Security Act and any similar or conforming legislation in any U.S. jurisdiction, and any subsequent legislation relating to the COVID-19 pandemic, including the Health and Economic Recovery Omnibus Emergency Solutions Act.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Balance Sheet” means the consolidated balance sheet of the Company as of the Company Balance Sheet Date and the footnotes thereto set forth in the Company 10-Q.
“Company Balance Sheet Date” means March 31, 2026.
“Company Board” means the board of directors of the Company.
“Company Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.
“Company Employee” means an employee of the Company or any of its Subsidiaries.
“Company Equity Plans” means the Company’s Restated 2014 Omnibus Long-Term Incentive Plan, the Company’s 2024 Omnibus Long-Term Incentive Plan and the Precision Healing, Inc. 2020 Stock Option and Grant Plan, in each case, as amended, modified or restated from time to time.
“Company IT Systems” means all software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other Third Party service providers) by the Company or any of its Subsidiaries.
“Company Option” means each option that represents the right to purchase Company Stock, granted pursuant to the Company Equity Plan or otherwise, whether vested or unvested, which is outstanding as of immediately prior to the Effective Time.
“Company Restricted Stock” means each restricted stock award with respect to a share of Company Stock, granted pursuant to the Company Equity Plan or otherwise, whether vested or unvested, which is outstanding as of immediately prior to the Effective Time and which is subject to Restrictions on transfer and/or forfeiture.
“Company Stock” means the Common Stock, par value $0.001 per share, of the Company.
“Company 10-Q” means the Company’s quarterly report on Form 10-Q for the fiscal period ended March 31, 2026.
“Confidentiality Agreement” means the confidentiality agreement dated December 15, 2025 between the Company and Parent.
“Contract” means any contract, agreement, lease, sublease, license, note, mortgage, bond, indenture or other legally binding obligation, commitment or undertaking, written or oral (but excluding for purposes of this Agreement any statements of work, purchase orders, service orders or other similar documents entered into in the ordinary course of business).
“Data Privacy and Security Requirements” means to the extent relating to data privacy, protection, or security, or any consumer protection laws, or telemarketing-related laws concerning email, telephone calls and text messages, and applying to the conduct of the business of the Company or any of its Subsidiaries: (i) all Applicable Laws including any related security breach notification requirements; (ii) the external past and present policies that are or were adopted by the Company or any of its Subsidiaries during such time period in which the Company or its Subsidiaries were or are bound thereby; and (iii) Contracts to which the Company or any its Subsidiaries are parties.
“Debt Financing Sources” means, in its capacity as such, any lender or similar debt financing sources providing the Debt Financing (including the parties to any joinder agreements, credit agreements or other definitive agreements relating thereto) and their respective Affiliates, and such lender’s or other debt financing source’s (and their respective Affiliates’) former, current and future equity holders, members, partners, employees, officers, directors, managers, controlling persons, attorneys, agents, advisors or other representatives or the heirs, executors, successors, or assigns of any of the foregoing.
“Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA or (ii) any profit sharing, bonus, incentive, commission, individual consulting agreement, employment agreement, equity or equity-based compensation, phantom equity, pension, retirement, severance, deferred compensation, change in control, retention, stay bonus, excess benefit, supplemental unemployment, post-retirement medical or life insurance, welfare or incentive plan, or sick leave, long-term disability, medical, hospitalization, life insurance, other insurance plan, or other employee benefit plan, programs, agreements, understandings or arrangements, in each case that is sponsored, maintained or contributed to by the Company or any of its Subsidiaries, or under which the Company and/or its Subsidiaries could have any obligation or liability.

“Environmental Laws” means any and all statutes, laws, regulations or rules that have as their principal purpose the protection of the environment.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“ERISA Affiliate” means, with respect to the Company or any of its Subsidiaries, any other entity, trade or business that is a member of a group described in Section 414(b),(c), (m) or (o) of the Code or Section 4001(b)(l) of ERISA that includes the Company or any Subsidiary, or that is a member of the same “controlled group” as the Company or any of its Subsidiaries pursuant to Section 4001(a)(14) of ERISA.
“FDA” means the United States Food and Drug Administration (21 U.S.C. §301 et seq.).
“FDCA” means the Food, Drug, and Cosmetic Act.
“GAAP” means generally accepted accounting principles in the United States.
“Government Official” means (i) any officer or employee of any Governmental Authority, (ii) any person acting in an official capacity on behalf of a Governmental Authority, (iii) any officer or employee of a political party or any person acting in an official capacity on behalf of a political party, or (iv) any candidate for political office.
“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory, self-regulatory or administrative authority, department, court, agency or official, including any political subdivision or instrumentality thereof or any arbitral body (whether public or private).
“Hazardous Substances” means any pollutants, contaminants, wastes, or other materials or substances that are regulated or for which liability or standards of conduct may be imposed under any Environmental Law, and shall include oil, petroleum, petroleum-derived substances, radiation and radioactive materials, polychlorinated biphenyls, urea formaldehyde, perfluoroalkyl and polyfluoroalkyl substances, silica, radon, dust, noise, odors, mold, microbial matter, and asbestos or any materials containing asbestos.
“Healthcare Laws” means all healthcare Applicable Laws applicable to the Company and the operation of its business, including, without limitation, all Applicable Laws applicable to the ownership, research, development, testing, manufacture, quality, safety, accreditation, packaging, storage, use, distribution, labeling, sale, offer for sale, import, export or disposal of any product manufactured or distributed by the Company, including in relation to the United States, the Federal FDCA, the Public Health Service Act (42 U.S.C. § 201 et seq.), the Federal Controlled Substances Act (21 U.S.C. §801 et seq.), all Applicable Laws concerning fraud and abuse, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a- 7b(b)), the federal False Claims Act (42 U.S.C. § 1320a-7b(a)), as amended, the federal Exclusion statute (42 U.S.C. § 1320a- 7) and the federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), and any state analogs, as well as applicable laws of any foreign Governmental Authority, and including in each case the applicable implementing regulations, together with any rules, requirements and guidance promulgated or issued thereunder, Applicable Laws related to the licensure, certification, accreditation, qualification or authority required to transact business relating to the operation of the business, the so-called federal “sunshine” law or Open Payments law (42 U.S.C. § 1320a-7h).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“Indebtedness” means, with respect to the Company, (i) all indebtedness for borrowed money, (ii) all obligations evidenced by bonds, debentures, notes or similar instruments (including any letter of credit, surety bond, banker’s acceptance or similar reimbursement agreement or obligation, in each case, solely to the extent drawn), (iii) all obligations to pay the deferred purchase price of property or services (excluding trade accounts payable arising in the ordinary course of business of the Company), (iv) all obligations under leases required to be capitalized in accordance with GAAP, (v) all obligations under any direct or indirect guaranties in respect of, or obligations (contingent or otherwise) to purchase or otherwise acquire, or otherwise to assure a creditor against loss in respect of, indebtedness for borrowed money or obligations of others of the kinds referred to in clauses (i) through (iv) above, (vi) all obligations of the Company (including with respect to any ERISA Affiliate) for underfunded or unfunded pension, deferred compensation plans or similar plans and any withdrawal liability or similar obligation arising under ERISA, and (vii) all obligations of the kinds referred to in clauses (i) through (v) above of other Persons secured by any Lien on any property or asset of the Company.
“Intellectual Property” means all of the following, anywhere in the world: (i) patents, patent applications and inventions, designs and improvements described and claimed therein, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations, or interferences thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn, or resubmitted) (“Patents”); (ii) trademarks, service marks, trade dress, trade names, brand names, designs, logos, or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof, and all goodwill related thereto (“Trademarks”); (iii) copyrights and mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof, and non-registered copyrights (“Copyrights”); (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information, concepts, ideas, designs, research or development information, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, technical data, discoveries, modifications, extensions, improvements, and other proprietary information and rights (whether or not patentable or subject to copyright, mask work, or trade secret protection) (collectively, “Trade Secrets”); (v) computer software programs, including all source code, object code, and documentation related thereto; and (vi) domain names, Internet addresses and other computer identifiers, websites, web pages and similar rights and items.
“Knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.1 of the Company Disclosure Schedule after due inquiry of their direct reports and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.1 of the Parent Disclosure Schedule after due inquiry of their direct reports.
“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.
“Material Adverse Effect” means, with respect to the Company, any fact, event, circumstance, occurrence or effect (an “Effect”) that, individually or in the aggregate, (i) prevents or materially impairs or would reasonably be expected to prevent or materially impair the ability of the Company to consummate the Merger on the terms and conditions of this Agreement by the End Date or (ii) has had, or would reasonably be expected to have a material adverse effect on the financial condition, business, assets or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that none of the following, either alone or in combination, shall be taken into account in determining whether there has been, is, or would reasonably be expected to be a Material Adverse Effect for purposes of this clause (ii): (A) changes in GAAP, (B) changes in the financial or securities markets or in general economic or political conditions, (C) changes in Applicable Law or the enforcement or interpretation thereof, (D) changes or proposed changes in reimbursement rates or coverage limitations applicable to the products or services of the Company or its Subsidiaries, (E) changes generally affecting the industry in which the Company or its Subsidiaries operate, (F) hostilities, acts of war, sabotage or terrorism, or any escalation or worsening thereof, (G) the announcement, pendency or consummation of the Transactions, (H) any failure by the Company and its Subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (it being understood that this clause (H) shall not prevent a party from asserting that any Effect not otherwise excluded that may have contributed to such failure independently constitutes or contributes to a Material Adverse Effect), (I) any action taken (or omitted to be taken) by Parent or Merger Subsidiary or their respective Affiliates, representatives or agents after the date of this Agreement, (J) any action taken by the Company or any of its Subsidiaries after the date of this Agreement at the request of Parent or that is required, expressly contemplated or expressly permitted pursuant to this Agreement, (K) changes in the market price or trading volume of the shares of Company Stock (it being understood that this clause (K) shall not prevent a party from asserting that any Effect not otherwise excluded that may have contributed to such change independently constitutes or contributes to a Material Adverse Effect), or (L) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or disease outbreaks and other force majeure events; provided, further, however, that, with respect to clauses (A),(B), (C), (F) and (L), such Effect shall be taken into account in determining whether a “Material Adverse Effect” has occurred to the extent it has a disproportionate adverse effect on the Company and its Subsidiaries, taken as a whole, relative to other participants in the industries in which the Company and its Subsidiaries operate.

“Order” means any orders, judgments, injunctions, awards, decrees or writs handed down, adopted or imposed by any Governmental Authority.
“Parent Common Stock” means the common stock, par value $0.001 per share, of Parent.
“Parent Disclosure Schedule” means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by Parent to the Company.
“Parent Material Adverse Effect” means an Effect that, individually or in the aggregate, prevents or materially impairs, or would reasonably be expected to prevent or materially impair, the ability of Parent or Merger Subsidiary to consummate the Merger.
“Permits” means all permits, licenses, consents, approvals, franchises, authorizations, approvals, privileges, certificates, waivers, exemptions, variances, exclusionary or inclusionary orders and other concessions, or similar rights issued by or filed with any Governmental Authority or other authority possessing legal or contractual right to issue or grant any such rights.
“Permitted Liens” means (i) Liens disclosed on the Company Balance Sheet or notes thereto or securing liabilities reflected on the Company Balance Sheet or notes thereto or any Liens securing liabilities incurred in the ordinary course of business following the Company Balance Sheet Date, (ii) Liens for Taxes, assessments and similar charges that are not yet due or payable or are being contested in good faith and for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP, (iii) mechanic’s, materialman’s, carrier’s, repairer’s and other similar Liens arising or incurred in the ordinary course of business or that are not yet due and payable or are being contested in good faith, (iv) any matters of record, Liens and other imperfections of title that do not, individually or in the aggregate, materially and adversely impair the continued use, occupancy and operation of the property to which they relate in the business of the Company and its Subsidiaries as currently conducted, (v) any Liens on title affecting a lessor’s (or sublessor’s) interest in any of the Leased Real Property or affecting the interest of a subtenant of Company or its Subsidiaries therein, (vi) zoning, entitlement, building codes and other land use regulations, ordinances or other Applicable Laws imposed by any Governmental Authorities having jurisdiction over the Real Property that, in each case, do not adversely affect in any material respect the current use or value of the Real Property, (vii) non-exclusive licenses of Intellectual Property granted in the ordinary course of business, and (viii) any state of facts that an accurate survey of the Real Property would disclose and that, individually or in the aggregate, do not materially and adversely impair the continued use, occupancy and operation of the applicable Real Property.
“Person” means an individual, corporation, general or limited partnership, limited liability company, association, statutory or grantor trust or other entity or organization, including any Governmental Authority.
“Personal Information” means (i) any information that can be used to identify, locate, or contact an individual, alone or when combined with other personal or identifying information,

(ii) any information that constitutes “personal data,” “personal information,” “protected health information” or other similar terms as defined by Applicable Law.
“Privacy Laws” means all Applicable Laws worldwide relating to data privacy, protection or security or the receipt, or processing of Personal Information and all binding guidance thereunder issued by a Governmental Authority, including all Applicable Laws governing cybercrime and breach notification, Section 5 of the Federal Trade Commission Act, California Consumer Privacy Act of 2018 as amended by the California Privacy Rights Act of 2020, state data breach notification Laws, state data security Applicable Laws, state social security number protection Laws, EU General Data Protection Regulation 2016/679, EU Privacy and Electronic Communications Directive 2002/58/EC, any successor or implementing legislation or regulation to any of the foregoing and any Applicable Law concerning requirements for any outbound communications and/or electronic marketing (including e-mail marketing, telemarketing and text messaging).
“Proceeding” means any cause of action, claim, demand, proceeding, arbitration, suit, hearing, litigation, audit, complaint, charge, examination, indictment or investigation (whether civil, criminal, administrative, judicial or investigative) by or before any Governmental Authority.
“Products” means those products developed, tested, manufactured, stored, distributed, promoted, marketed, sold and otherwise commercialized by the Company or its Subsidiaries, including those Products set forth on Schedule 1.2.
“Registration Statement” means the registration statement on Form S-4, as amended or supplemented from time to time, pursuant to which shares of Parent Common Stock issuable in connection with the Merger will be registered with the SEC.
“Regulatory Authority” means any local, state, federal, national, or multinational governmental health regulatory agency or authority within a regulatory jurisdiction, with the authority to grant approvals, licenses, registrations or authorizations necessary for the development, manufacture, use, and sale of a medical device product.  For clarity, references in this Agreement to Regulatory Authority shall be deemed to include the FDA.
“Regulatory Approval” means, with respect to a particular jurisdiction, such approvals, clearances, permits, licenses, registrations and/or authorizations by any Regulatory Authority as are necessary for the development, manufacture, use or sale of any Product in such jurisdiction, excluding any approval of pricing and/or reimbursement for such Product in such jurisdiction.
“Sanctioned Country” means a country, region, or territory which is the subject of country-wide or territory-wide economic sanctions, including, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called Donetsk People’s Republic of Ukraine and the so-called Luhansk People’s Republic of Ukraine.
“Sanctioned Person” means any Person that (i) appears on the “List of Specially Designated Nationals and Blocked Persons” maintained by the United States Department of the

Treasury’s Office of Foreign Assets Control (“OFAC”), the U.K. Sanctions List, the E.U. Consolidated Financial Screening List, or is otherwise the target of any Sanctions, including U.S. Executive Order 14024 issued on April 15, 2021, U.S. Executive Order 13662 issued on March 20, 2014, and any directives or designations issued pursuant thereto; (ii) is operating in, organized in, a national of, ordinarily resident in, or an agency or instrumentality of the government of Venezuela or a Sanctioned Country; or (iii) is directly or indirectly owned 50% or more in the aggregate, or controlled by or acting for or on behalf of one or more Persons described in clauses (i) and (ii), above.
“Sanctions” means all economic or financial sanctions or trade embargoes imposed, administered, or enforced by (i) the U.S. government, including those administered by OFAC or the U.S. Department of State, or (ii) the United Nations Security Council, the European Union, any European Union member state, His Majesty’s Treasury of the United Kingdom, the Government of Canada or other relevant sanctions Governmental Authority.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the Securities and Exchange Commission.
“Security Incident” means an event (cyber or otherwise) that actually compromises, or is reasonably likely to compromise, the confidentiality, integrity, or availability of, or any other cyber or other security incident with respect to, any Company IT System.
“Subsidiary” means, with respect to any Person, of which such first Person directly or indirectly owns or has the power to vote or control securities or other ownership interests (a) representing fifty percent (50%) or more of any class or series of capital stock or other securities or equity interests of such Person or (b) having ordinary voting power to elect a majority of the board of directors (or other persons performing similar functions) of such Person.
“Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover law, including TBOC §§ 21.601–21.610.
“Tax” means any and all federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs, duties, capital stock, franchise, margin, gross margin, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, ad valorem, capital, documentary, goods and services, intangible, inventory, recording, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not.
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Authority.

“TBOC” means the Texas Business Organizations Code.
“Third Party” means any Person, including any “group” as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.
(b)Unless otherwise defined in Section 1.1(a), each of the following terms is defined on the page set forth opposite such term:

Acceptable Confidentiality Agreement    52
Adverse Recommendation Change    49
Alternative Acquisition Agreement    49
Alternative Financing    61
Annual Bonus    59
Bankruptcy and Equity Exception    18
Clearance Date    64
Closing    12
Closing Date    12
Company Board Recommendation    18
Company Enforcement Expenses    74
Company Group    75
Company Intellectual Property    28
Company SEC Documents    21
Company Securities    19
Company Stockholder Approval    18
Company Stockholder Meeting    47
Company Subsidiary Securities    20
Continuation Period    58
Continuing Employee    58
Converted Share    12
Customary Payment Date    59
D&O Insurance    57
Debt Commitment Letter    41
Debt Financing    42
Dissenting Shares    14
Divestiture Action    63
Effect    6
Effective Time    12
Electronic Delivery    77
e-mail    71
End Date    69
Exchange Agent    13
HIPAA    26
Indemnified Person    57
Insurance Policies    38
Internal Controls    21
Intervening Event    53
Labor Agreement    34
Leased Real Property    27
Material Contract    37
Merger    12
Merger Consideration    12
Nasdaq    67
Notice Period    51
OFAC    9
Option Consideration    15
Owned Intellectual Property    28
Owned Real Property    27
Parent Enforcement Expenses    74
Parent SEC Documents    41
Parent Termination Fee    74
Per Share Cash Consideration    12
Per Share Stock Consideration    12
PHI    26
Prime Rate    74
Proxy Statement    22
Real Property    27
Real Property Lease    27
Representatives    49
Restricted Stock Consideration    15
Separation Agreement    60
Shares    13
Superior Proposal    53
Surviving Corporation    12
Surviving Corporation Plan    58
Termination Fee    74
Transaction Litigation    66
Transactions    1
Voting Agreements    1
WARN Act    34
Willful Breach    71

Section 1.2Other Definitional and Interpretative Provisions. The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections and Schedules are to Articles, Sections and Schedules of this Agreement unless otherwise specified. All Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any statute or Applicable Law shall be deemed to refer to such statute or Applicable Law as amended or superseded from time to time and to any rules or regulations promulgated thereunder. References to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law,” “laws” or to a particular statute or law shall be deemed also to include any Applicable Law promulgated under such statute or law. The word “shall” shall be construed to have the same meaning and effect of the word “will.” The phrase “to the extent” shall mean the degree to which, and such phrase shall not mean simply “if.” The phrases “delivered” or “made available,” when used in this Agreement, shall mean that the information shall have been (i) posted in the virtual data room titled “Project Spur” established by the Company or its Representatives at least one (1) Business Day prior to the date hereof, and remained accessible to Parent and its Representatives at all times through the Closing or (ii) filed or furnished by the Company with the SEC and publicly available at least one (1) Business Day prior to the date hereof. Unless the context otherwise requires, “neither,” “nor,” “any,” “either” and “or” shall not be exclusive. References to any period of days shall be deemed to be the relevant number of calendar days, unless otherwise specified.
Article 2
The Merger
Section 2.1The Merger.
(a)On the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with the TBOC, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation in the Merger (the “Surviving Corporation”). The Merger shall have the effects specified in this Agreement and the TBOC.
(b)Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place via the electronic exchange of documents and signature pages as soon as possible, but in any event no later than three (3) Business Days after the date the conditions set forth in Article 9 have been satisfied or, to the extent permissible, waived by the party or parties entitled to the benefit of such conditions (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing (the date on which the Closing actually occurs, the “Closing Date”).
(c)At the Closing, the Company shall file a certificate of merger with the Secretary of State of the State of Texas and make all other filings required by the TBOC in connection with the Merger. The Merger shall become effective at the time the certificate of merger is duly filed with and accepted by, the Secretary of State of the State of Texas or such later date and time as may be agreed to by the parties and specified in the certificate of merger (the “Effective Time”).
Section 2.2Conversion of Shares. At the Effective Time:
(a)Except as otherwise provided in Section 2.2(b) or Section 2.5, each share of Company Stock issued and outstanding immediately prior to the Effective Time (except for Company Stock to be canceled under Section 2.2(b) and Dissenting Shares) (each, a “Converted Share”) shall be converted into the right to receive (i) $33.00 in cash, without interest (the “Per Share Cash Consideration”), and (ii) 0.4735 shares of Parent Common Stock (the “Per Share Stock Consideration”, and together with the Per Share Cash Consideration, the “Merger Consideration”). As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.3, without interest.
(b)Each share of Company Stock held by the Company as treasury stock or owned by any Subsidiary of the Company or Parent or any Subsidiary of Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.
(c)Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
Section 2.3Surrender and Payment.
(a)Prior to the Effective Time, Parent shall appoint Broadridge Corporate Issuer Solutions, LLC (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration uncertificated shares of Company Stock (the “Shares”). At or prior to the Effective Time, Parent shall deposit with the Exchange Agent the aggregate (i) amount of cash payable in respect of the Converted Shares under Section 2.2(a)(i) and Section 2.3(b), and (ii) number of whole shares of Parent Common Stock, subject to Section 2.3(b), issuable under Section 2.2(a)(ii). Promptly after the Effective Time (and after receipt by the Exchange Agent from the Company’s transfer agent of all information reasonably necessary to enable the Exchange Agent to effect the mailing set forth in this Section 2.3) (provided that Parent and the Surviving Corporation shall use reasonable best efforts to obtain such information to enable such mailing to occur not later than two (2) Business Days after the Effective Time), the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) send, or cause the Exchange Agent to send, to each holder of certificated shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall be in a form reasonably acceptable to the Company and approved by the Company prior to Closing) for use in such exchange.
(b)No fraction of a share of Parent Common Stock shall be issued as a result of or in connection with the Merger. In lieu of the issuance of any such fraction of a share to which a former holder of Converted Shares would otherwise be entitled, Parent shall pay to the Exchange Agent an amount in cash, without interest, determined by multiplying such fraction by the closing price of a share of Parent Common Stock on Nasdaq on the last trading day immediately preceding the Closing Date (rounded to the nearest cent). As soon as reasonably practicable after the determination of the amount of cash, if any, to be paid to holders of Converted Shares in lieu of any fractional share interests in Parent Common Stock, the Exchange Agent shall make available such amounts, without interest, to the holders of Converted Shares entitled to receive such cash.

(c)Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon receipt of (i) an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request), in the case of uncertificated Shares, or (ii) a properly completed letter of transmittal (or affidavit in lieu thereof pursuant to Section 2.3(f)), in the case of certificated Shares, the Merger Consideration in respect of the Company Stock represented by a Share. Until so surrendered or transferred, as the case may be, each such Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration without interest thereon.
(d)If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the transferred Share is registered, it shall be a condition to such payment that (i) such Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(e)After the Effective Time, there shall be no further registration of transfers of shares of Company Stock. If, after the Effective Time, Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration in accordance with the procedures set forth in this Article 2.
(f)If any certificate in respect of a certificated Share shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue, in exchange for such lost, stolen or destroyed certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such certificate, as contemplated by this Article 2.
(g)Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.3(a) that remains unclaimed by the holders of shares of Company Stock twelve (12) months after the Effective Time shall be returned to Surviving Corporation, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.3 prior to that time shall thereafter look only to Surviving Corporation for payment of the Merger Consideration in respect of such shares without any interest thereon. Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a public official pursuant to applicable abandoned property, escheat or similar Applicable Laws. To the extent permitted by Applicable Law, any amounts remaining unclaimed by such holders of Company Stock five (5) years after the Effective Time, or at such earlier date as is immediately prior to the time at which such amounts would otherwise escheat to or become property of any Governmental Authority, shall become the property of the Surviving Corporation free and clear of any claims or interest of any such holders (and their successors, assigns or personal representatives) previously entitled thereto.
Section 2.4Closing of Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed with respect to all shares of Company Stock outstanding immediately prior to the Effective Time and no further transfer of any such shares of Company Stock shall be made on such stock transfer books after the Effective Time.
Section 2.5Dissenting Shares.
(a)Notwithstanding anything to the contrary contained in this Agreement, shares of Company Stock held by a holder who is entitled to demand and properly demands appraisal of such shares in accordance with Chapter 10, Subchapter H of the TBOC and does not vote such shares in favor of adoption of this Agreement or consent in writing thereto (any such shares being referred to as “Dissenting Shares” until such time as such holder effectively withdraws or fails to perfect or otherwise loses such holder’s appraisal rights under Chapter 10, Subchapter H of the TBOC with respect to such shares) shall not be converted into or represent the right to receive Merger Consideration in accordance herewith, but shall be entitled only to such rights as are granted by the TBOC to a holder of Dissenting Shares. At the Effective Time, Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Chapter 10, Subchapter H of the TBOC.
(b)If any Dissenting Shares shall lose their status as such (through failure to perfect appraisal rights under Chapter 10, Subchapter H of the TBOC or otherwise), then such shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration and shall represent only the right to receive the Merger Consideration in accordance herewith, without interest thereon, and shall not thereafter be Dissenting Shares.
(c)The Company shall give Parent: (i) prompt notice of (A) any demand for appraisal received by the Company prior to the Effective Time pursuant to the TBOC; and (B) any withdrawal or attempted withdrawal of any such demand; and (ii) the opportunity to direct all negotiations and proceedings with respect to any such demand, notice or instrument. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent or as otherwise required by an order, decree, ruling or injunction of a court of competent jurisdiction, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.
Section 2.6Treatment of Equity Awards.
(a)Restricted Stock. Immediately prior to the Effective Time, each share of Company Restricted Stock, whether or not vested, shall, by virtue of the Merger and without any action on the part of the Company, Parent or the holder of such Company Restricted Stock, automatically be canceled and converted automatically into the right to receive from the Company, at or promptly after the Effective Time, an amount (i) in cash (less applicable Tax withholdings as provided in Section 2.8 on the entire Restricted Stock Consideration) equal to the Per Share Cash Consideration and (ii) a number of shares of Parent Common Stock equal to the Per Share Stock Consideration (the “Restricted Stock Consideration”).
(b)Options. Immediately prior to the Effective Time, each Company Option, whether or not vested, shall, by virtue of the Merger and without any action on the part of the Company, Parent or the holder of such Company Option, automatically be canceled and converted automatically into the right to receive from the Company, at or promptly after the Effective Time, an amount in cash (less applicable Tax withholdings as provided in Section 2.8) equal to the difference between (i) the Merger Consideration (with the Per Share Stock Consideration value based on the closing price of the Parent Common Stock on the last trading day prior to the Closing Date) and (ii) the exercise price payable in respect of such Company Option (the “Option Consideration”).
(c)Termination at the Effective Time. As of the Effective Time, the Company Equity Plans shall immediately terminate and no holder of Company Restricted Stock or Company Options shall have any rights to acquire, or other rights in respect of, the capital stock of the Company, the Surviving Corporation or any of their Subsidiaries, pursuant to the Company Equity Plans or otherwise, except the rights contemplated by this Section 2.6. Following the Effective Time, no Company Restricted Stock, Company Option or other equity interest in the

Company or other right with respect to shares of Company Stock that was outstanding immediately prior to the Effective Time shall remain outstanding.
(d)Further Actions. Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof administering any Company Equity Plan) shall take such actions as are necessary or appropriate to approve and effectuate the foregoing provisions of this Section 2.6, including making any determinations and/or resolutions of the Company Board or a committee thereof or any administrator of such Company Equity Plan as may be necessary.
Section 2.7Certain Adjustments. If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company or Parent shall occur, including by reason of any reclassification, recapitalization, stock split or combination, exchange or readjustment of shares, or any stock dividend thereon with a record date during such period, but excluding any change that results from any vesting, settlement or exercise of Company Restricted Stock or Company Options outstanding as of the date hereof, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted to provide Parent and the holders of Company Stock (including holders of Company Restricted Stock and Company Options) the same economic effect as contemplated by Sections 2.2 and 2.6. For the avoidance of doubt, to the extent any adjustments may be required pursuant to this Section 2.7 with respect to Company Restricted Stock or Company Options, such adjustments will be made in a manner consistent with the relevant adjustment provisions of the Company Equity Plan to which such Company Restricted Stock or Company Options relate.
Section 2.8Equity Awards; Withholding Rights. Parent shall cause (i) the Surviving Corporation to pay through the payroll system of the Surviving Corporation or its Affiliate to each holder of Company Restricted Stock or Company Options that is or was a Company employee, the cash component of the Restricted Stock Consideration, including cash in lieu of fractional shares of Parent Common Stock, or the Option Consideration, as applicable, of such Company employee less any required withholding Taxes and without interest, and (ii) the Exchange Agent to issue the Parent Common Stock portion of the Restricted Stock Consideration to the holders of a Company Restricted Stock, in each case, within five (5) Business Days following the Effective Time. Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Article 2 such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law. To the extent that amounts are so withheld and timely paid over to the appropriate Governmental Authority by the Exchange Agent, the Surviving Corporation or Parent, as the case may be, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom the Exchange Agent, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.
Article 3
The Surviving Corporation
Section 3.1Certificate of Incorporation. Subject to Section 7.4(b), the certificate of incorporation of the Company shall, by virtue of the Merger, be amended at the Effective Time in its entirety to read as the certificate of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time, except that Article 1 thereof shall provide that the name of the Surviving Corporation shall be “Sanara MedTech Inc.” Such certificate of incorporation, as so amended, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with Applicable Law and such certificate of incorporation.
Section 3.2Bylaws. At the Effective Time, the bylaws of Merger Subsidiary in effect as of immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law, the certificate of incorporation and such bylaws.
Section 3.3Directors and Officers. The parties shall take all requisite actions so that, except as may be determined by Parent prior to the Closing, from and after the Effective Time, until successors are duly elected or appointed and qualified or until their earlier, death, resignation or removal in accordance with Applicable Law, the certificate of incorporation and the bylaws of the Surviving Corporation, (i) the directors of Merger Subsidiary immediately prior to the Effective Time shall be the directors of the Surviving Corporation and (ii) the officers of Merger Subsidiary immediately prior to the Effective Time shall be the officers of the Surviving Corporation.
Article 4
Representations and Warranties of the Company
Except as set forth in (i) any Company SEC Document filed at least one (1) Business Day before the date hereof (but excluding any risk factor disclosures contained under the heading “Risk Factors” (other than any factual information contained therein), any disclosure of risks explicitly included in any “forward-looking statements” disclaimer, and any other disclosures contained or referenced therein of information, factors or risks to the extent they are predictive, cautionary or forward-looking in nature (other than any factual information contained therein)), provided that in no event shall any disclosure in any Company SEC Document apply to or qualify any representation or warranty contained in Section 4.5(a) or Section 4.5(b), or (ii) the Company Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement (other than Section 4.5(a) or Section 4.5(b)) if the relevance of such disclosure to such other sections is reasonably apparent on its face), the Company hereby represents and warrants to Parent and Merger Subsidiary as follows:
Section 4.1Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Texas and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.2Corporate Authorization.
(a)The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions are within the Company’s corporate powers and, except for the Company Stockholder Approval (as defined below), have been duly authorized by all necessary corporate action on the part of the Company. The affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of the Company’s capital stock necessary to approve and adopt this Agreement and consummate the Transactions, including the Merger (the “Company Stockholder Approval”). This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity (the “Bankruptcy and Equity Exception”).
(b)At a meeting duly called and held, the Company Board has unanimously (i) determined that this Agreement and the Transactions, including the Merger, are advisable, fair to and in the best interests of the Company and its stockholders; (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions; (iii) declared advisable this Agreement and the Transactions; (iv) resolved to recommend that the Company’s stockholders vote to approve and adopt this Agreement and the Transactions (such recommendation, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn, rescinded or modified in any way as of the date of this Agreement; and (v) directed this Agreement be submitted to the Company stockholders for adoption at the Company Stockholder Meeting.
(c)True and complete copies of the Company’s certificate of incorporation and bylaws, in each case as in effect on the date of this Agreement, are included in the Company SEC Documents.
Section 4.3Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions require no action by or in respect of, or filing with, any Governmental Authority other than (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Texas and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and those filings set forth in Section 8.1(b) of the Company Disclosure Schedule, (iii) compliance with any applicable requirements of the 1934 Act, and any other applicable state or federal securities laws and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.4Non-contravention. Except as set forth on Section 4.4 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or similar organizational documents of any of the Company’s Subsidiaries, (ii) assuming compliance with the matters referred to in Section 4.3, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 4.3, require any notice, consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any Material Contract binding upon the Company or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.5Capitalization.
(a)The authorized capital stock of the Company consists of 20,000,000 shares of Company Stock and 2,000,000 shares of preferred stock, par value $1.00 per share. As of July 27, 2026, there were no outstanding shares of preferred stock of the Company and 9,193,061 outstanding shares of Company Stock. All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to the Company Equity Plans will be, when issued in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and nonassessable and not subject to subscription or preemptive rights.
(b)As of July 27, 2026, the Company has reserved 1,000,000 shares of Company Stock for issuance pursuant to the Company Equity Plans. As of July 27, 2026, there was outstanding (x) Company Restricted Stock with respect to 410,877 shares of Company Stock and (y) Company Options with respect to 10,218 shares of Company Stock. Other than the Company Restricted Stock and Company Options described in the prior sentence and as set forth on Schedule 4.5(d) of the Company Disclosure Schedule, there are no other awards outstanding under the Company Equity Plans or otherwise as of July 27, 2026.
(c)Except as set forth in this Section 4.5 and for changes since July 27, 2026 resulting from the vesting of Company Restricted Stock or exercise of Company Options, in each case outstanding on such date or granted to the extent not prohibited by this Agreement, there are no issued, reserved for issuance or outstanding (i) shares of capital stock or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company or (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock of or voting security of the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities” ). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities. The Company has no accrued and unpaid dividends with respect to any outstanding shares of Company Stock or Company Restricted Stock.
(d)Section 4.5(d) of the Company Disclosure Schedule lists each award of Company Restricted Stock and each award of Company Options as of July 27, 2026, whether or not granted under any Company Equity Plan, including (i) the name or employee identification number of the holder of such Company Restricted Stock and/or Company Options, (ii) the Company Equity Plan under which the award was granted; (iii) the number of shares of Company Stock subject to such outstanding award of Company Restricted Stock or Company Option, (iv) the date on which such Company Restricted Stock or Company Option was granted or issued, (v) the applicable vesting schedule of such Company Restricted Stock or Company Option, (vi) the exercise price for the Company Option and (vi) whether the holder of such Company Restricted Stock made a timely Section 83(b) election with respect to such award.
Section 4.6Subsidiaries.
(a)Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, has all organizational powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Each such Subsidiary is duly qualified to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)All of the outstanding capital stock of or other voting securities of, or ownership interests in, each Subsidiary of the Company, is owned by the Company, directly or indirectly, free and clear of any Liens, other than Permitted Liens, and is duly authorized, validly issued, fully paid and nonassessable. As of the date hereof, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the

Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”). There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.
(c)Section 4.6(c) of the Company Disclosure Schedule sets forth the name, jurisdiction of incorporation or organization (as applicable), entity form and the Company’s direct or indirect percentage ownership of each Subsidiary of the Company. The Company does not (i) own or hold the right to acquire any equity securities, ownership interests, profit-sharing interests or voting interests (including voting debt) of, or securities exchangeable or exercisable therefor, or investments in, any Person other than a Subsidiary of the Company or (ii) have any obligation to make any investment or capital contribution in any other Person other than a Subsidiary of the Company.
Section 4.7SEC Filings and the Sarbanes-Oxley Act.
(a)The Company has filed with or furnished to the SEC, on a timely basis, all reports, schedules, forms, statements, prospectuses, registration statements, certifications and other documents required to be publicly filed or furnished by the Company, including pursuant to the 1933 Act, the 1934 Act or the Sarbanes-Oxley Act, since the Applicable Date (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).
(b)As of its filing date or on the date on which it was furnished (or, if amended, as of the date of such amendment), each Company SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.
(c)As of its filing date or on the date on which it was furnished (or, if amended, as of the date of such amendment), each Company SEC Document filed pursuant to the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
(d)The Company and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of the Company has complied in all material respects with Rule 13a-15 or 15d-15 under the 1934 Act, and designed, and maintained at all times since the Applicable Date, disclosure controls and procedures to ensure that material information relating to the Company, including its consolidated Subsidiaries, is recorded, processed and made known on a timely basis to the management of the Company and any other individuals responsible for the preparation of the Company’s filings with the SEC. Since the Applicable Date, no executive officer of the Company has failed to make the certifications required of such executive officer under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents.
(e)Since the Applicable Date, none of the Company, any of its Subsidiaries or, to the Knowledge of the Company, the Company’s auditors, has identified or been made aware of

(A) any significant deficiencies or material weaknesses in the design, maintenance or operation of internal control over financial reporting (“Internal Controls”) which would adversely affect the Company’s ability to record, process, summarize and report financial data or (B) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s Internal Controls or the preparation of financial statements.
(f)To the Knowledge of the Company, as of the date of this Agreement, none of the Company SEC Documents is the subject of an ongoing SEC review or outstanding SEC comment. As of the date of this Agreement, there are no SEC inquiries or investigations, or other inquiries by any Governmental Entities pending or, to the Knowledge of the Company, threatened regarding the Company’s accounting practices. Since the Applicable Date, there have been no internal investigations of the Company or any of its Subsidiaries regarding the Company’s accounting practices, revenue recognition or other accounting or auditing issues, discussed with, reviewed by or initiated by or at the direction of the chief executive officer, chief financial officer, general counsel or similar legal officer, the Company Board or any committee of the Company Board.
Section 4.8Financial Statements. The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company and its consolidated Subsidiaries included or incorporated by reference in the Company SEC Documents (including the related notes and schedules) (a) have complied, as of their respective dates, in all material respects with the then-applicable accounting requirements of the 1933 Act and the 1934 Act and the rules and regulations of the SEC with respect thereto, (b) have been prepared in all material respects in accordance with GAAP consistently applied during the periods involved (except as may be indicated therein or in the notes thereto or, in the case of the unaudited financial statements, for normal and recurring year-end adjustments and as may be permitted by the SEC on Form 10-Q, Form 8-K, Regulation S-X or any successor or like form under the Exchange Act) and (c) fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal and recurring year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).
Section 4.9Disclosure Documents.
(a)The proxy statement of the Company to be filed with the SEC in connection with the Merger (the “Proxy Statement”) will, when filed, comply as to form in all material respects with the applicable requirements of the 1934 Act. At the time the Proxy Statement and any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.9(a) will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives specifically for use or incorporation by reference therein.
(b)The information supplied by the Company for inclusion in the Registration Statement will not, at the time the Registration Statement and any amendment or supplement thereto is filed with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.9(b) will not apply to statements or omissions included or incorporated by reference in the Registration Statement based upon information supplied by

Parent, Merger Subsidiary or any of their Representatives specifically for use or incorporation by reference therein.
Section 4.10Absence of Certain Changes
. Since the Company Balance Sheet Date through the date of this Agreement, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course in all material respects; (b) there has not been any Effect that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (c) neither the Company nor any of its Subsidiaries has taken any action that would have required Parent’s consent pursuant to Section 6.1(b)(i), 6.1(b)(ii), 6.1(b)(iv), 6.1(b)(v), 6.1(b)(vi), 6.1(b)(vii), 6.1(b)(x), 6.1(b)(xi), 6.1(b)(xiv), 6.1(b)(xv) or 6.1(b)(xvi) had the covenants set forth therein applied since the Company Balance Sheet Date.
Section 4.11No Undisclosed Material Liabilities. There are no liabilities or obligations, whether accrued, contingent, absolute or otherwise of the Company or any of its Subsidiaries that would be required by GAAP to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries (or disclosed in the notes thereto), other than: (i) liabilities or obligations disclosed and provided for in the Company Balance Sheet or in the notes thereto; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practices since the Company Balance Sheet Date (other than liabilities that arise out of or relate to any breach or violation of, or default under, any Contract or any violation of Law), none of which has had, or would reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole; (iii) liabilities or obligations with respect to legal, financial advisory or similar professional fees and expenses incurred in connection with the Transactions, and (iv) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any “off balance sheet arrangement” within the meaning of Item 303 of Regulation S-K promulgated under the 1933 Act.
Section 4.12Compliance with Laws and Court Orders.
(a)The Company and each of its Subsidiaries is, and since the Applicable Date has been, in compliance with all Applicable Laws and all Orders applicable to the Company or any of its Subsidiaries, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth on Schedule 4.12(a), since Applicable Date neither the Company nor its Subsidiaries has received any written or, to the Knowledge of the Company, verbal communication from any Governmental Authority alleging any noncompliance with any Applicable Laws, Healthcare Laws, or any Orders applicable to the Company or any of its Subsidiaries, and no investigation by any Governmental Authority regarding an alleged or actual material violation of any such Applicable Law, Healthcare Law, or Order is pending or, to the Knowledge of the Company, threatened, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(b)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in the past five (5) years, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company or any of its Subsidiaries has (i) taken any action, directly or indirectly, that would result in a violation by any such Persons of the U.S. Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the U.K. Bribery Act of 2010, or any other anti-bribery, anti-corruption, or anti-money laundering Applicable Law, (ii) used any funds of the Company for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, or (iii) given, offered, promised or authorized the giving of money or anything of value, to any Government Official, for the purpose of (A) influencing an act or decision of such Government Official or improperly inducing such Government Official to use his or her influence or position to affect any act or decision of a Governmental Authority, (B) obtaining an improper business advantage, or (C) obtaining or retaining business.
(c)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, in the past five (5) years, neither the Company nor any of its Subsidiaries, nor, to the Knowledge of the Company, any directors, officers, agents or employees of the Company or any of its Subsidiaries, (i) has been a Sanctioned Person; (ii) has engaged in or otherwise participated in, or assisted or facilitated any direct or indirect dealing or transaction with, or for the benefit of, a Sanctioned Person; or (iii) has otherwise violated applicable Sanctions.
(d)Neither the Company nor any of its Subsidiaries is required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations promulgated thereunder.
Section 4.13Regulatory Matters.
(a)Since January 1, 2023, each of the Company and its Subsidiaries is and has been operating in compliance in all material respects with all Healthcare Laws.
(b)Since January 1, 2023, the Products have been developed, tested, manufactured, stored, sourced, packaged, used, distributed, labeled, promoted, marketed, sold and otherwise commercialized, as applicable, in compliance in all material respects with all Applicable Law, including all Healthcare Laws.
(c)Except as set forth on Section 4.13(c) of the Company Disclosure Schedule, since January 1, 2023, neither the Company nor any of its Subsidiaries has received any (i) written, or to the Company’s Knowledge, oral notice from the FDA or any other Governmental Authority alleging that the Company or any of its Subsidiaries has been or is in violation in any material respect of (A) any Applicable Law, including any Healthcare Law with respect to the development, testing, manufacturing, storage, distribution, promotion, marketing, sale, or commercialization of the Products, or (B) any other Applicable Law, the violation of which is cause for civil penalties or mandatory or permissive exclusion from Medicare, Medicaid, or any other state or federal health care program; (ii) written notice of inspectional observation (including those recorded on form FDA 483), establishment inspection report, warning letter, notice of adverse finding, penalty, fine, sanction, request for recall, notice of violation or “untitled letters”, or other remedial action with respect to the Products from any Governmental Authority; or (iii) other written documents issued by any Governmental Authority alleging lack of compliance by the Company or any of its Subsidiaries in any material respect with any Applicable Law, including any Healthcare Law with respect to the Products. Since January 1, 2021, there have been no Proceedings pending or, to the Company’s Knowledge, threatened with respect to the Company’s or its Subsidiaries’ violation of any Applicable Law, including any Healthcare Law, with respect to the development, testing, manufacturing, storage, distribution, promotion, marketing, sale, or commercialization of the Products.
(d)Since January 1, 2023, (i) the Company and its Subsidiaries have complied in all material respects with all Applicable Laws in connection with the preparation and submission to the FDA and any other Regulatory Authority with respect to the Products, and (ii) all reports, documents, data, forms, applications, records, claims and notices required to be filed, maintained or furnished to the FDA or any other Governmental Authority by the Company and its Subsidiaries with respect to the Products have been so filed, maintained or furnished and were true, accurate and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).
(e)Since January 1, 2023, the Company and its Subsidiaries have operated in compliance in all material respects with all required Regulatory Approvals.
(f)Neither the Company nor any of its Subsidiaries has received, since January 1, 2023, any written or, to the Company’s Knowledge, oral notice from any Governmental Authority with respect to, and, to the Company’s Knowledge, no event has occurred that would reasonably be expected to result in, the loss, termination, suspension, withdrawal or revocation of any Regulatory Approval with respect to any of the Products or the loss, withdrawal or revocation of any of the Products.
(g)Since January 1, 2023, no Products have been subject to, nor, to the Knowledge of the Company, are there any facts or circumstances reasonably likely to lead to, any (i) recalls, field notifications, warnings, “dear doctor” letters, safety alerts, detentions, holds, or other notices of action relating to an alleged lack of safety or regulatory compliance, (ii) correction, removal action, or other market withdrawal, or (iii) suspension, withdrawal or discontinuation as a result of any action by FDA or any other Governmental Authority. To the Company’s Knowledge, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time or both) give rise to or serve as a basis for any recall, correction, removal action, market withdrawal or other similar action of any Product.
(h)Since January 1, 2023, neither the Company nor any of its Subsidiaries have made any materially false or fraudulent statements on, or material omissions from, any notifications, applications, approvals, reports and other submission to any Governmental Authority with respect to its business, including any such statement or omission that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”.
(i)Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of their employees, agents, or independent contractors has been suspended, excluded, debarred, or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (i) debarment under 21 U.S.C. Section 335(a) or (b) or any similar Applicable Law, (ii) exclusion under 42 U.S.C. Section 1320a-7 or any similar Applicable Law or (iii) prohibition from participating in any procurement program of or otherwise contracting with any Governmental Authority. Neither the Company nor any of its Subsidiaries nor, to the Company’s Knowledge, any of its respective directors, officers, employees, or agents is a party to any corporate integrity agreement, monitoring agreement, consent decree, settlement order, or other similar written agreement, in each case, entered into with or imposed by any Governmental Authority.
(j)Any Contracts between the Company or any of its Subsidiaries and personnel, whether employed, contracted or otherwise engaged, who provide clinical services on behalf of or to the Company or its business comply in all material respects will applicable Healthcare Laws. .
(k)To the Knowledge of the Company, since January 1, 2023, none of the Company or its Subsidiaries have received any written inquiries from the HHS Office of Civil Rights, any state Attorney General or any other Governmental Authority regarding material noncompliance with Privacy Laws. Since January 1, 2023, the Company and its Subsidiaries have complied in all material respects with, any applicable Business Associate Agreements (as defined under the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as

amended, by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations (collectively “HIPAA“)). Since January 1, 2023, to the Knowledge of the Company, there has been no material unauthorized use or disclosure of protected health information (“PHI“) by the Company, its Subsidiaries, or its personnel. Since January 1, 2023, the Company has complied in all material respects with its obligations under HIPAA, including with respect to conducting security risk assessment, and has addressed all material identified deficiencies, if any..
Section 4.14Litigation. As of the date hereof, there is no Proceeding pending against, or, to the Knowledge of the Company, threatened against, the Company or any of its Subsidiaries or, to the Knowledge of the Company, against any director, officer or employee of the Company or any of its Subsidiaries, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is a party to or subject to the provisions of any Order or any settlement, compromise, conciliation or similar agreement with any Person, in each case, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.15Permits
. Since January 1, 2023, the Company and its Subsidiaries have held and currently hold all Permits necessary for the lawful conduct of their businesses, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Permits are valid and in full force and effect. All material fees payable to any Governmental Authority with respect to such Permits have been timely paid. Since January 1, 2023, neither the Company nor any of its Subsidiaries has received written notice from any Governmental Authority of any actual or possible violation of any Permit or of any actual or possible revocation, suspension, refusal to renew, cancellation, rescission, loss, expiration, modification, or limitation of any Permit, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. No event has occurred and, to the Knowledge of the Company, no circumstances exist that, with or without notice or lapse of time or both, would reasonably be expected to result in any revocation, suspension, lapse, rescission, loss, refusal to renew, cancellation, modification, or limitation of any such Permit. To the Knowledge of the Company, any required material updates, changes, corrections, or modifications to, or material notifications, submissions, filings, or information required by, any Permit have been submitted to the relevant Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.16Properties.
(a)Except as set forth on Section 4.16(a) of the Company Disclosure Schedule and except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid and enforceable leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date (except for properties and assets that have been disposed of since the Company Balance Sheet Date in the ordinary course of business), free and clear of all Liens other than Permitted Liens.
(b)As of the date hereof, Section 4.16(b) of the Company Disclosure Schedule sets forth a true and complete list of (i) all material real property owned by the Company or any of its Subsidiaries (the “Owned Real Property”), and (ii) all material real property leased by or for the benefit of the Company or any of its Subsidiaries (the “Leased Real Property” and, together with the Owned Real Property, the “Real Property”). The Company has delivered or made available to Parent copies of (i) all material Contracts and all material amendments and modifications thereof that are in the possession of the Company with respect to the Owned Real Property, and (ii) all material leases or subleases, and all material amendments and modifications thereof, with respect to the Leased Real Property (each, a “Real Property Lease”).
(c)The Owned Real Property is the only real property owned by the Company or a Subsidiary thereof and used in connection with the business of the Company and its Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or a Subsidiary thereof has good, marketable and insurable fee simple title to the parcel of Owned Real Property owned by the Company or such Subsidiary, free and clear of all Liens except for Permitted Liens, (ii) the interest of the Company or applicable Subsidiary thereof in the Owned Real Property has not been conveyed, leased, pledged, or otherwise transferred or encumbered, whether in whole or in part, (iii) neither the Company nor any Subsidiary thereof is a lessor, sublessor or grantor under any lease, sublease, consent, license or other instrument granting to another Person any right to the possession, use, occupancy or enjoyment of the Owned Real Property, and (iv) no Person, other than the Company or a Subsidiary thereof, has any right, option, right of first refusal or any other Contract, whether oral or written, with respect to the purchase, assignment or transfer of all or any portion of the Owned Real Property.
(d)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) the Company or a Subsidiary thereof has a valid and existing leasehold interest in each Leased Real Property, free and clear of all Liens except for Permitted Liens, (ii) each Real Property Lease is valid and in full force and effect (subject to the Bankruptcy and Equity Exception), (iii) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Real Property Lease, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a material breach or default under the provisions of such Real Property Lease, and neither the Company nor any of its Subsidiaries has received or given notice that it has materially breached, violated or defaulted under any Real Property Lease, and (iv) there is no sublease, license, occupancy agreement, option to purchase, right of first refusal, right of first offer or other Contract granting the Company or its Subsidiaries or, to the Company’s Knowledge, any other Person, any right to acquire, sublease or use the Leased Real Property, and no Person (other than the Company or a Subsidiary thereof) is in possession of the Leased Real Property.
(e)Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company has not received any written notice that all or any portion of Real Property is subject to any governmental order to be sold or is being condemned, expropriated or otherwise taken by any Governmental Authority with or without payment of compensation therefor.
(f)Except for any Permitted Liens or as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) there are no Liens (other than Permitted Liens) that prevent the Company or any of its Subsidiaries from using, occupying or operating any Real Property for its current use, occupancy, or operation, (ii) all structures and other buildings on the Real Property are in operating condition and none of such structures or buildings is in need of maintenance or repairs except for ordinary, routine maintenance and repairs, and except for ordinary wear and tear, (iii) no construction (excluding routine maintenance and repair work) is currently being performed or is anticipated to be performed on the Real Property, (iv) the Real Property has adequate access to public roads, and (v) all utilities necessary to serve the Real Property and the business of the Company and its Subsidiaries as conducted as of the date of this Agreement are properly installed, available to and connected with the Real Property in sufficient quantities.

Section 4.17Intellectual Property.
(a)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (i) the conduct of the businesses of the Company and each of its Subsidiaries is not infringing, misappropriating, or otherwise violating, and since the Applicable Date has not infringed, misappropriated, or otherwise violated, any Intellectual Property of any other Person, (ii) the Company or one of its Subsidiaries exclusively owns all Intellectual Property owned or purported to be owned by the Company or one of its Subsidiaries (the “Owned Intellectual Property”), or licenses or has a valid right to use all other Intellectual Property necessary for the conduct of its business as currently conducted (the “Company Intellectual Property”); (iii) all Owned Intellectual Property is subsistent, valid, and enforceable; and (iv) since the Applicable Date, neither the Company nor its Subsidiaries has instituted or threatened in writing any Proceedings against any Third Party alleging any infringement, misappropriation or other violation of any Owned Intellectual Property. To the Knowledge of the Company, no Third Party is infringing upon, violating, or misappropriating any Owned Intellectual Property in any material respect.
(b)The Company has furnished to Parent a complete and accurate list of (i) all registered and applied for Patents, Trademarks, Copyrights, and domain names included in the Owned Intellectual Property or that are exclusively licensed by the Company or one of its Subsidiaries and (ii) all material unregistered trademarks in the Owned Intellectual Property as of the date hereof.
(c)There is no Proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries infringes, violates, or otherwise misappropriates, or since the Applicable Date has infringed, violated, or otherwise misappropriated, any Intellectual Property rights of any Person, in each case except for such Proceedings that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(d)The Company and its Subsidiaries take, and since the Applicable Date, have taken commercially reasonable actions to protect the confidentiality of the Trade Secrets of the Company or its Subsidiaries, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Applicable Date, all current and former officers and employees of, and consultants and independent contractors to, the Company or its Subsidiaries whose duties to the Company or its Subsidiaries reasonably contemplate or contemplated access to Trade Secrets included in the Company Intellectual Property have executed a valid and enforceable written agreement with the Company or one of its Subsidiaries agreeing to protect the confidentiality of Trade Secrets included in the Company Intellectual Property.
(e)All current and former officers and employees of, and consultants and independent contractors to, the Company or its Subsidiaries whose duties to the Company or its Subsidiaries reasonably contemplate or contemplated the development of Intellectual Property have executed a valid and enforceable written agreement with the Company or one of its Subsidiaries that assigns to such Company or Subsidiary all of such Person’s rights, title and interest in and to any and all Company Intellectual Property such Person contributed to the creation or development of, and, to the extent applicable, irrevocably waives such Person’s moral rights in such Intellectual Property, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(f)Since the Applicable Date, there has been no malfunction, failure, continued substandard performance, denial-of-service, any event constituting a Security Incident, including any cyberattack, or other impairment of the Company IT Systems in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

The Company and its Subsidiaries have taken commercially reasonable efforts to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(g)The Company and each of its Subsidiaries have complied with all applicable Data Privacy and Security Requirements, including the collection, use, processing, storage, transfer, and security of Personal Information in the conduct of the Company’s and its Subsidiaries’ businesses, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since the Applicable Date, the Company and its Subsidiaries have not received any written notice of any Proceeding by any Governmental Authority concerning the Company’s or any of its Subsidiaries’ collection, use, processing, storage, transfer, or protection of Personal Information or actual, alleged, or suspected violation of any Data Privacy and Security Requirement, including concerning privacy, data security, or data breach notification, and to the Knowledge of Company, there are no facts or circumstances that could reasonably be expected to give rise to any such Proceedings, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(h)The Company maintains and, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, is in compliance with a written information security program that: (i) includes reasonable administrative, technical, and physical safeguards designed to protect and safeguard the availability, confidentiality, and integrity of transactions and Personal Information, including implementing procedures designed to prevent introduction of any virus or malware, and taking and storing on site and off site backup copies of such Personal Information; (ii) is designed to protect against unauthorized access to the IT assets or Personal Information and the systems of any third-party service providers that have access to the IT assets or Personal Information; and (iii) includes breach notification policies and procedures to provide notice to Persons regarding information security incidents involving acquisition, access, loss, theft, use or disclosure of Personal Information in an unauthorized manner.
(i)Since the Applicable Date, except as would not be material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, no Personal Information in the possession or control of the Company has been subject to any known or suspected data breach or other Security Incident that presents a risk of unauthorized access, disclosure, use, denial of use, alteration, corruption, destruction, compromise or loss of such Personal Information or that has caused or would reasonably be expected to cause a disruption to the conduct of the business.
Section 4.18Taxes.
(a)All income Tax Returns and other material Tax Returns required by Applicable Law to be filed with any Governmental Authority by, or on behalf of, the Company or its Subsidiaries have been filed when due (including extensions) in accordance with all Applicable Law, and all such Tax Returns are, or shall be at the time of filing, true, correct and complete in all material respects.
(b)The Company and each of its Subsidiaries has paid (or has had paid on its behalf) to the appropriate Governmental Authority all income Taxes and other material Taxes due and payable (whether or not shown on a Tax Return), or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with GAAP an adequate accrual for all material Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)No claim has been made in the past five (5) years by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file material Tax Returns that it is or may be subject to material Tax by that jurisdiction or required to file material Tax Returns in that jurisdiction.
(d)The Company and each of its Subsidiaries is not and has never been a member of an affiliated group within the meaning of Section 1504(a) of the Code with which it has filed (or been required to file) consolidated, combined, unitary or similar Tax Returns (other than a group which the Company is the common parent of). The Company and each of its Subsidiaries has no liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Section 1.1502-6 of the “Treasury Regulations” (or any similar provision of state, local or foreign law), as a transferee or successor, by Contract (other than any Contract entered into the principal purpose of which does not relate to Taxes), or by operation of law.
(e)There is no Proceeding now pending or, to the Company’s Knowledge, threatened in writing, against or with respect to the Company or its Subsidiaries in respect of any material Tax, other than any audits with respect to which the Company or its Subsidiaries have paid or accrued, in accordance with GAAP, any Taxes associated with such audits.
(f)During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a distributing corporation or a controlled corporation in a transaction intended to be governed by Section 355 of the Code.
(g)The Company and each of its Subsidiaries has properly withheld, and paid over to the appropriate Governmental Authority, all material Taxes that it was required to withhold from any payment to any employee, independent contractor, creditor, stockholder, vendor or other Person.
(h)Neither the Company nor any of its Subsidiaries has been party to any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(i)There are no Liens, other than Permitted Liens, on any of the assets of the Company or its Subsidiaries in connection with any failure (or alleged failure) to pay any Tax.
(j)Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax indemnity, sharing, allocation, gross-up or similar agreement primarily relating to Taxes (other than any such agreement between any of the Company and any of its Subsidiaries).
(k)Neither the Company nor any of its Subsidiaries is or has been subject to Tax in any jurisdiction outside the United States by virtue of having a permanent establishment, trade or business, office or other fixed place of business or other presence in that jurisdiction.
(l)No equity interest in the Company is a United States real property interest within the meaning of Section 897(c) of the Code.
(m)Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending on or after the Closing Date as a result of (i) an open transaction disposition made on or before the Closing Date, (ii) a prepaid amount, deposit, advanced payment received or paid, or deferred revenue accrued, on or before the Closing Date, (iii) the application of the installment method of accounting to any transaction occurring on or before the Closing Date, (iv) any intercompany transactions occurring on or before the Closing Date or any excess loss account in existence on or before the Closing Date described in Treasury Regulations promulgated under Section 1502 of the Code (or any similar or corresponding provision of any state, local or non-U.S. Law), (v) any change in its method of accounting for a taxable period (or portion thereof) ending on or before the Closing Date, including by reason of Section 481 of the Code, or any comparable provisions of other applicable state, local or non-U.S. Tax Law, or use of an improper method of accounting on or prior to the Closing Date, (vi) any “closing agreement” under Section 7121 of the Code (or any comparable provisions of other applicable state, local or non-U.S. Tax Law) entered into with any Governmental Authority on or prior to the Closing Date.
(n)There have been no private letter rulings issued by the Internal Revenue Service to the Company or any of its Subsidiaries (and any similar or corresponding ruling or determination of any state, local or non-U.S. Governmental Authority) and there are no pending written requests for any such rulings (or corresponding determinations).
(o)Neither the Company nor any of its Subsidiaries has claimed any “employee retention credit” pursuant to Section 2301 of the CARES Act (or any corresponding or similar provision of state, local or foreign Law) for any taxable period that remains open for audit.
Section 4.19Employee Benefit Plans and Labor and Employment Matters.
(a)Section 4.19(a) of the Company Disclosure Schedule contains a correct and complete list of each material Employee Plan. With respect to each material Employee Plan, true, current and complete copies of the plan document together with all amendments and material contracts relating thereto (including, for any unwritten plan, a summary of the material terms), have been made available to Parent.
(b)No Employee Plan is or was within the past six (6) years, and neither the Company nor any ERISA Affiliate has or reasonably expects to have any material liability or obligation under (including current or potential withdrawal liability): (i) a “defined benefit plan” (as defined in Section 3(35) of ERISA), (ii) a multiemployer plan, as defined in Section 3(37) of ERISA, (iii) a “multiple employer plan” as described in Section 413(c) of the Code; or (iv) a “multiple employer welfare arrangement” as described in Section 3(40) of ERISA.
(c)Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the IRS or is entitled to rely on a favorable opinion letter from the IRS that such plan is qualified and no event has occurred and no condition exists with respect to the form or operation of such Employee Plan which would reasonably be expected to cause the loss of such qualification or exemption.
(d)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Employee Plan has been established and maintained in accordance with and in compliance with its terms and all Applicable Laws, including ERISA and the Code; (ii) all contributions, premiums and other similar payments to, and payments from, such Employee Plan with respect to any period ending on or before the Closing Date have been timely made; and (iii) all reports, returns and similar documents required to be filed with any Governmental Authority or distributed to any plan participant have been duly and timely filed or distributed.
(e)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company, each Subsidiary and each ERISA Affiliate has complied in all respects with (i) the notice and continuation coverage requirements, and all other requirements, of Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA, and the regulations thereunder, and (ii) the affordability and minimum essential coverage requirements, and all other requirements, of the Patient Protection and Affordable Care Act of 2010, as amended, in each case, with respect to each Employee Plan that is a group health plan.

(f)Section 4.19(f) of the Company Disclosure Schedule sets forth all material Employee Plans, Contracts or other obligations of the Company or any of its Subsidiaries which provides for health, life or other welfare benefits to past or present employees beyond their retirement or other termination of service, other than coverage mandated by the Consolidated Omnibus Budget Reconciliation Act of 1985, Section 4980B of the Code, Title I of ERISA or any similar state group health plan continuation Laws, the cost of which is fully paid by such employees or their dependents.
(g)Neither the Company nor any of its Subsidiaries has any material obligation (whether pursuant to an Employee Plan or otherwise) to indemnify, “gross-up”, reimburse or otherwise compensate any individual with respect to the additional Taxes or interest imposed pursuant to Sections 409A or 4999 of the Code (or any corresponding provision of state, local, or foreign Law).
(h)Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there are no Proceedings (other than routine claims for benefits) pending or, to the Knowledge of the Company, threatened against or relating to any of the Employee Plans and, to the Knowledge of the Company, no facts exist which would reasonably be expected to give rise to any such Proceedings.
(i)Neither the Company nor any of its Subsidiaries nor any Employee Plan nor, to the Knowledge of the Company, any “disqualified person” (as defined in Section 4975 of the Code) or “party in interest” (as defined in Section 3(18) of ERISA) has engaged in any non-exempt prohibited transaction (within the meaning of Section 4975 of the Code or Section 406 of ERISA), except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(j)The Company and its Subsidiaries are in compliance with all Applicable Laws relating to labor and employment, including, those relating to fair employment practices, anti-discrimination, -harassment, and -retaliation, workplace safety and health, terms and conditions of employment, wages and hours, the proper classification and treatment of employees as exempt or non-exempt, and the proper classification and treatment of any independent contractor, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(k)Except as provided by Section 2.6, neither the execution of this Agreement nor the consummation of the Transactions (either alone or together with any other event) will (i) entitle any past or present Company Employee, director and/or independent contractor of the Company or any of its Subsidiaries to any material bonuses, severance pay, unemployment compensation, transaction related payments or any similar payments, or (ii) accelerate the time of the payment, funding or vesting of, or increase the amount of, any material compensation and/or material benefits due to any past or present Company Employee, director, independent contractor other individual service provider of the Company or any of its Subsidiaries. Neither the execution of this Agreement nor the consummation of the Transactions (either alone or together with any other event) will result in any payments or benefits which would not reasonably be expected to be deductible under Section 280G of the Code, or which would cause any Tax or penalty under Section 4999 of the Code.
(l)Except as set forth on Section 4.19(l)(i) of the Company Disclosure Schedule, there are currently, and for the last three (3) years have been, no pending, or to the Company’s Knowledge, threatened, Proceedings by any employee, independent contractor, former employee, or former independent contractor of the Company or any of its Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental Authority relating to any labor and employment matters. Except as set forth on

Section 4.19(l)(ii) of the Company Disclosure Schedule, to the Company’s Knowledge, none of the employment policies or practices of the Company or any of its Subsidiaries are currently being audited or investigated by any Governmental Authority or subject to imminent audit or investigation by any Governmental Authority, except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
(m)Neither the Company nor any of its Subsidiaries is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement (each, a “Labor Agreement”). To the Company’s Knowledge, there has been no petition for representation filed with respect to any Company Employees.
(n)Since the Applicable Date, neither the Company nor any of its Subsidiaries has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act of 1988 or similar Applicable Law (the “WARN Act”)) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of its Subsidiaries; or (ii) a “mass layoff” (as defined in the WARN Act) affecting any site of employment or facility of the Company or any of its Subsidiaries; and neither the Company nor any of its Subsidiaries has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state or local Applicable Law.
(o)The Company has furnished to Parent a complete and accurate list of the current employees and officers of the Company and any of its Subsidiaries as of the date hereof and shows with respect to each such employee: his or her name or employee identification number; direct employing entity (i.e., the Company or a specific Subsidiary); date of hire; primary location of employment (country, state or province, and city); job position or title; job department; full- or part-time status; overtime exempt or non-exempt status for wage and hour purposes; base compensation rate (for overtime exempt employees, annual base salary rate) (for overtime nonexempt employees, base hourly wage rate); type of incentive compensation if eligible (e.g., commissions, bonuses); annualized target incentive compensation; the frequency of payment for such incentive compensation (e.g., monthly, quarterly, semi-annually, annually); visa status; annualized vacation or paid time off (or designation of “flexible” if a non-accrual-based vacation or paid time off system is used); eligibility for severance and the potential amount of such severance; eligibility for change of control benefits (cash or otherwise) to be paid at the Closing or otherwise in connection with the Acquisition and the amount of such benefits.
(p)The Company has furnished to Parent a complete and accurate list of all current independent contractors, consultants or advisors to the Company or any of its Subsidiaries that the Company and/or the applicable Subsidiary classify as other than employees, describing for each such independent contractor, consultant, or advisor: his, her or its personal or corporate name; primary location from which services are performed (country, state or province, and city); designation as to whether such independent contractor regularly performs more or less than an average of 30 hours per week; most recent rate of all regular, bonus or any other compensation rate; description of services provided; initial date retained to perform services; the expected end date of services (if known); and whether he, she or it is required to work, or in fact works, exclusively for the Company or one of its Subsidiaries.
Section 4.20Environmental Matters.
(a)Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:
(i)no written notice, order, complaint or penalty has been received by the Company or any of its Subsidiaries arising out of any Environmental Laws or relating to Hazardous Substances, and there are no Proceedings pending or, to the Company’s Knowledge, threatened which allege any liability of or violation by the Company or any of its Subsidiaries relating to any Environmental Laws or Hazardous Substances; and
(ii)neither the Company nor any of its Subsidiaries, nor any of their respective predecessors or controlled Affiliates, has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, released or exposed any person to any Hazardous Substance, or owned or operated any property or facility contaminated by any Hazardous Substance, in each case, as has given or would give rise to liabilities or obligations under any Environmental Laws;
(b)The Company and each of its Subsidiaries are and have been since the Applicable Date in compliance with all applicable Environmental Laws, environmental Permits necessary for their operations and any applicable Orders relating to (A) pollution, contamination, protection of the environment, health, safety or sanitation, (B) emissions, discharges, disseminations, releases or threatened releases of Hazardous Substances into the air (indoor or outdoor), surface water, groundwater, soil, land surface or subsurface, buildings, facilities, real or personal property or fixtures or (C) the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Substances, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.
Section 4.21Material Contracts.
(a)Section 4.21 of the Company Disclosure Schedule sets forth each of the following Contracts to which the Company or any of its Subsidiaries is a party or bound and has continuing obligations:
(i)any Contract that constitutes a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), whether or not filed by the Company with the SEC;
(ii)any Contract limiting in any material respect the ability of the Company or its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries) to (A) sell any products or services of or to any other Person or in any geographic region, (B) engage in any line of business or (C) compete with or to obtain products or services from any Person or limiting the ability of any Person to provide products or services to the Company or its Subsidiaries (or, after the consummation of the Merger, Parent, the Surviving Corporation or any of their respective Subsidiaries);
(iii)any Contract with any of the ten (10) largest suppliers by dollar volume of purchases made by the Company and its Subsidiaries during the twelve (12) months ended December 31, 2025;
(iv)any distributor, broker, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting, advertising and similar Contract requiring payments on an annual or aggregate basis in excess of $500,000;
(v)any Contract that obligates the Company or any of its Subsidiaries to make directly or indirectly, any advance, loan, extension of credit or capital commitment or contribution to, or other investment in, any Person, or any capital expenditure in excess of $250,000 individually or $500,000 in the aggregate;
(vi)any Contract (A) between the Company and any of its Subsidiaries, on the one hand, and any Affiliate (including any director or executive officer) thereof, on the other hand, or (B) otherwise of the type that would be required to be disclosed under Item 404 of Regulation S-K of the SEC;

(vii)any Contract that (A) grants any right of first refusal, right of first offer or similar right with respect to any material property or asset of the Company or any of its Subsidiaries or (B) limits or purports to limit the ability of the Company or any of its Subsidiaries (or, following the Closing, the Surviving Corporation, Parent or any of its Affiliates) to own, operate, sell, transfer, pledge or otherwise dispose of any material properties or assets;
(viii)any Contract that requires the Company or any of its Subsidiaries to purchase or obtain from any given Person either (1) a minimum or specified amount of any product or service or (2) all or a material portion of the Company’s or any of its Subsidiaries’ requirements for any product or service;
(ix)any Contract that requires, during the remaining term of such Contract, either (A) annual payments to or from the Company or its Subsidiaries of more than $1,000,000 or (B) aggregate payments to or from the Company or its Subsidiaries of more than $2,500,000 during the term of such Contract;
(x)any Contract (other than the organizational documents of the Company and its Subsidiaries) that relates to the formation, creation, governance or control of, or the economic rights or obligations of the Company or any of its Subsidiaries in, any joint venture or other similar arrangement involving a sharing of profits or expenses or payments or other triggering events based on revenues or profits of the Company or its Subsidiaries;
(xi)any Contract that (A) provides for the disposition or acquisition, directly or indirectly (whether by merger, consolidation, the sale of equity interests, the sale of all or substantially all of the assets, or otherwise), of any business or any equity interests of any Person, or (B) includes any earn-out or other similar contingent payment obligation of the Company or any of its Subsidiaries in excess of $1,000,000 outstanding as of the date hereof;
(xii)any Contract with a Governmental Authority;
(xiii)any Labor Agreement;
(xiv)any Contract relating to the settlement or resolution of any litigation or other Proceeding that provides for any continuing material obligations on the part of the Company or any of its Subsidiaries;
(xv)any Contract (A) under which the Company or its Subsidiaries has granted or received a license or other right to any Intellectual Property (excluding non-exclusive licenses or rights granted in the ordinary course of business), (B) relating to the acquisition, ownership, or development of Intellectual Property, or (C) otherwise adversely affecting the Company’s or its Subsidiaries’ ability to use, enforce, or disclose any Intellectual Property (excluding non-exclusive end-user licenses for unmodified, commercially available, off-the-shelf software that are provided in executable form only and used solely for the Company’s and its Subsidiaries’ internal business purposes, with an aggregate replacement cost of less than $500,000); and
(xvi)any Contract relating to any material Indebtedness or any security interest in any material assets or properties of the Company or any of its Subsidiaries.
(xvii)(each Contract constituting any of the foregoing types described in clauses (i)-(xv), a “Material Contract”).
(b)The Company has made available to Parent or its Representatives a true, complete and correct copy of each Material Contract (including any material amendments, attachments or supplements thereto). Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each of the Material Contracts is valid and in full force and effect and constitutes a legal, valid, binding and enforceable obligation of the Company or its Subsidiaries party thereto and, to the Knowledge of the Company, of the other parties thereto (subject to the Bankruptcy and Equity Exception), and (b) neither the Company nor any of its Subsidiaries, nor to the Company’s Knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a breach or default under the provisions of such Material Contract or result in the right to terminate, amend or cancel such Material Contract or cause or permit the acceleration or other material changes of any right or obligation or the loss of any material benefit thereunder by the Company or its Subsidiaries, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.
Section 4.22Related Party Transactions. Except as set forth in the Company SEC Documents, to the Knowledge of the Company, since the Applicable Date, there have been no transactions, or series of related transactions, agreements, arrangements or understandings in effect, nor are there any currently proposed transactions, or series of related transactions, agreements, arrangements or understandings, that would be required to be disclosed under Item 404(a) of Regulation S-K.
Section 4.23Brokers. Except for Truist Securities, Inc., there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries that is entitled to any fee or commission from the Company or any of its Affiliates in connection with the Transactions.
Section 4.24Opinion of the Company’s Financial Advisor. The Company Board has received the opinion of Truist Securities, Inc., financial advisor to the Company, to the effect that, as of the date of such opinion and based on and subject to the matters, assumptions, qualifications and limitations set forth therein, the Merger Consideration is fair, from a financial point of view, to holders of Company Stock (other than holders who execute a Voting Agreement in connection with the Merger, Parent, Merger Subsidiary, and their respective affiliates).
Section 4.25Takeover Laws. The Company has taken all action necessary to exempt the Merger, this Agreement and the Transactions from the requirements of any Takeover Laws.
Section 4.26Insurance. The Company has furnished to Parent complete and accurate copies of all material (x) insurance policies, binders and insurance contracts that are maintained by or for the benefit of the Company and its Subsidiaries and (y) self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries as of the date of this Agreement (collectively, the “Insurance Policies”). Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) each such Insurance Policy is in full force and effect with all premiums due having been paid in full, and the Company is not in default under any Insurance Policy, (b)  neither the Company nor any of its Subsidiaries has received any written or, to the Company’s Knowledge, oral notice of cancellation, termination, non-renewal or denial of coverage with respect to any Insurance Policy, (c) none of the policy limits under any of the Insurance Policies have been eroded by the payment of claims and (d) since the Applicable Date there has not been any claim that has been denied or rejected by any insurer and not successfully appealed and covered.
Section 4.27No Other Representations and Warranties. Except for the representations and warranties expressly made by the Company in this Article 4 or in any certificate delivered by the Company pursuant to this Agreement, neither the Company nor any other Person makes any representation or warranty of any kind whatsoever, express or implied, at law or in equity, with respect to the Company, any of its Subsidiaries or their respective business, operations, assets, liabilities, condition (financial or otherwise) or the Transactions, notwithstanding any other statements made or the delivery or disclosure to the Parent and Merger Subsidiary or any of their respective Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing.
Section 4.28Exclusivity of Parent Representations and Warranties. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 5 or in any certificate delivered by Parent pursuant to this Agreement: (i) neither Parent nor Merger Subsidiary (or any other Person) makes, or has made, any representation or warranty relating to Parent, Merger Subsidiary or any of their businesses, operations or otherwise in connection with this Agreement or the Transactions; (ii) no Person has been authorized by Parent, Merger Subsidiary or any of its or their respective Representatives to make any representation or warranty relating to the Parent, Merger Subsidiary or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by the Company, any of its Subsidiaries or any of their respective Representatives as having been authorized by the Parent, Merger Subsidiary or any of its or their respective Representatives (or any other Person); and (iii) the representations and warranties made by the Parent in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Parent hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Company or its Subsidiaries or any of their respective Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).
Section 4.29No Reliance. The Company, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 5, it is not acting (including, as applicable, by entering into this Agreement or consummating the Transaction) in reliance on: (i) any other representation or warranty, express or implied; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to the Company or any of its Representatives, including any materials shared by Parent or Merger Subsidiary in connection with the Merger, or in any other forum or setting; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.
Article 5
Representations and Warranties of Parent
Except as set forth in the Parent Disclosure Schedule (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein, provided that any disclosure set forth with respect to any particular section shall be deemed to be disclosed in reference to all other applicable sections of this Agreement if the relevance of such disclosure to such other sections is reasonably apparent on its face), Parent hereby represents and warrants to the Company as follows:
Section 5.1Corporate Existence and Power. Each of Parent and Merger Subsidiary is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement.
Section 5.2Corporate Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions are within the corporate powers of Parent and Merger Subsidiary and have been duly authorized by all necessary corporate action. This Agreement constitutes a legal, valid and binding agreement of each of Parent and Merger Subsidiary, enforceable against Parent and Merger Subsidiary in accordance with its terms, subject to the Bankruptcy and Equity Exception.
Section 5.3Governmental Authorization. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Secretary of State of the State of Texas and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (ii) compliance with any applicable requirements of the HSR Act and those filings set forth in Section 8.1(b) of the Company Disclosure Schedule, (iii) compliance with any applicable requirements of the 1934 Act and any other state or federal securities laws and (iv) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.4Non-contravention. The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the Transactions do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (ii) assuming compliance with the matters referred to in Section 5.3, contravene, conflict with or result in any violation or breach of any provision of any Applicable Law, (iii) assuming compliance with the matters referred to in Section 5.3, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract binding upon Parent or any of its Subsidiaries or (iv) result in the creation or imposition of any Lien on any asset of the Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.
Section 5.5Disclosure Documents.
(a)The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendment or supplement thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.5(a) will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its Representatives specifically for use or incorporation by reference therein.
(b)The Registration Statement will, when filed, comply as to form in all material respects with the applicable requirements of the 1933 Act. At the time the Registration Statement is filed with the SEC, the Registration Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 5.5(b) will not apply to statements or omissions included or incorporated by reference in the Registration Statement based upon information supplied by the Company, its Subsidiaries or any of their Representatives specifically for use or incorporation by reference therein.
Section 5.6SEC Filings and the Sarbanes-Oxley Act.
(a)Parent has filed with or furnished to the SEC, on a timely basis, all material reports, schedules, forms, statements, prospectuses, registration statements, certifications and other documents required to be publicly filed or furnished by Parent, including pursuant to the 1933 Act, the 1934 Act or the Sarbanes-Oxley Act, since the Applicable Date (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Parent SEC Documents”).
(b)As of its filing date or on the date on which it was furnished (or, if amended, as of the date of such amendment), each Parent SEC Document complied as to form in all material respects with the applicable requirements of the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act, as the case may be.
(c)As of its filing date or on the date on which it was furnished (or, if amended, as of the date of such amendment), each Parent SEC Document filed pursuant to the 1933 Act, the 1934 Act and the Sarbanes-Oxley Act did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.
(d)Parent and each of its officers are in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act. The management of Parent has complied in all material respects with Rule 13a-15 or 15d-15 under the 1934 Act, and designed, and maintained at all times since the Applicable Date, disclosure controls and procedures to ensure that material information relating to Parent, including its consolidated Subsidiaries, is recorded, processed and made known on a timely basis to the management of Parent and any other individuals responsible for the preparation of the Parent’s filings with the SEC. Since the Applicable Date, no executive officer of Parent has failed to make the certifications required of such executive officer under Sections 302 or 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Documents.
Section 5.7Brokers. Except for Centerview Partners LLC, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission from the Company or any of its Affiliates upon consummation of the Transactions.
Section 5.8Financing.
(a)Parent has delivered to the Company a true, complete and correct copy of the fully executed debt commitment letter, together with any related fee letters (in the case of the fee letters, redacted solely for confidential provisions related to the amount or percentage basis points of fees (including in “flex” terms) and other commercially sensitive economic terms), dated as of the date of this Agreement, by and among the Debt Financing Sources party thereto and Parent, providing for debt financing as described therein (together with all exhibits, schedules and annexes thereto, the “Debt Commitment Letter”), pursuant to which, upon the terms and subject to the conditions set forth therein, the Debt Financing Sources party thereto have agreed to lend amounts set forth therein (the “Debt Financing”).
(b)As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception. As of the date of this Agreement, there are no conditions precedent related to the funding of the full amount of the Debt Financing, other than the conditions precedent expressly set forth in the Debt Commitment Letter. As of the date of this Agreement, the Debt Commitment Letter has not been amended or modified in any respect, and the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect and, to the knowledge of Parent, except as expressly permitted under Section 7.6(a), no such termination, reduction, withdrawal or rescission is contemplated by Parent, or any other party thereto. As of the date of this Agreement, except for the Debt

Commitment Letter and the related fee letter, there are no side letters or other Contracts or arrangements (written or oral) related to the funding or investing, as applicable, of the financing contemplated pursuant to the Debt Commitment Letter other than as expressly set forth in the Debt Commitment Letter furnished to the Company pursuant to this Section 5.7.
(c)As of the date hereof, assuming the satisfaction of the conditions precedent in Section 9.1 and Section 9.2, Parent has no reason to believe that (i) any of the conditions precedent expressly set forth in the Debt Commitment Letter that are required to be satisfied on or prior to the Closing Date will not be satisfied on a timely basis or (ii) the Debt Financing in the aggregate amounts contemplated by the Debt Commitment Letter to be funded on the Closing Date will not be available to Parent on the Closing Date, and, to the Parent’s Knowledge, there does not exist any fact or event as of the date hereof that would reasonably be expected to cause such conditions to funding not to be satisfied.
(d)Parent or an Affiliate of Parent on its behalf has fully paid or caused to be paid any and all commitments or other fees and amounts required by the Debt Commitment Letter to be paid on or prior to the date of this Agreement, and, to the Parent’s Knowledge, there does not exist any fact or event as of the date hereof that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate in any material respect or that would reasonably be expected to cause the Debt Commitment Letter to be ineffective.
(e)Assuming (x) the Debt Financing is funded in accordance with the Debt Commitment Letter (including after giving effect to any “flex” provisions) and (y) satisfaction of all of the conditions to the obligations of Parent set forth in Section 9.1 and Section 9.2, proceeds from the Debt Financing when aggregated together with other sources of immediately available funds, will provide Parent with cash proceeds on the Closing Date sufficient to enable Parent to perform all of its obligations under this Agreement and to consummate the Transactions. Each of Parent and Merger Subsidiary affirms that it is not a condition to the Closing or to any of its other obligations under this Agreement that the Parent and Merger Subsidiary obtain financing for, or related to, any of the Transactions.
Section 5.9Solvency. Assuming (i) the satisfaction of the conditions to Parent’s obligation to consummate the Merger, (ii) the accuracy of the representations and warranties set forth in Article 4 of this Agreement (for this purpose, such representations and warranties shall be true and correct in all material respects) and (iii) after giving effect to the Transactions, any alternative financing, the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement and the payment of all related fees and expenses, the Surviving Corporation, on a consolidated basis and taken as a whole, will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For purposes of this Agreement, “Solvent” when used with respect to any Person, together with its Subsidiaries on a consolidated basis and taken as a whole, means that, as of any date of determination, (A) the amount of the “fair saleable value” of the assets of such Persons will, as of such date, exceed (1) the value of all “liabilities of such Persons, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with Applicable Laws of the United States governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including a reasonable estimate of the amount of all contingent liabilities) as such debts become absolute and matured, (B) such Persons will not have, as of such date, an unreasonably small amount of capital to carry on their businesses as presently conducted and (C) such Persons will be able to pay their liabilities, including contingent and other liabilities, as they become absolute and mature.
Section 5.10Ownership of Company Stock. Parent and its Affiliates (as such term is defined in Rule 13d-3 promulgated under the 1934 Act) do not directly or indirectly beneficially own (as such term is defined in Rule 13d-3 promulgated under the 1934 Act) five percent (5%) or more of the outstanding shares of Company Stock or other securities of the Company (assuming for this purpose the full exercise of any options, warrants or other rights to acquire Company Stock or other securities of the Company held by such persons).
Section 5.11Stockholder and Management Arrangements. As of the date hereof, other than this Agreement, the Voting Agreements and any ancillary agreements entered into hereunder or thereunder, neither Parent or Merger Subsidiary nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company or any of its Subsidiaries (a) relating to (i) this Agreement or the Transactions; (ii) the Company or (iii) the Surviving Corporation or any of its Subsidiaries, businesses or operations (including as to continuing employment) from and after the Effective Time; or (b) pursuant to which (i) any such holder of shares of Company Stock would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s shares of Company Stock; or (ii) any Person (including any stockholder, director, officer, employee or other Affiliate of the Company) has agreed to provide, directly or indirectly, equity investment to Parent, Merger Subsidiary or the Company to finance any portion of the Transactions.
Section 5.12Exclusivity of Representations and Warranties;
(a)No Other Representations and Warranties. Each of Parent and Merger Subsidiary, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 4 or in any certificate delivered by the Company pursuant to this Agreement: (i) neither the Company nor any of its Subsidiaries (or any other Person) makes, or has made, any representation or warranty relating to the Company, its Subsidiaries or any of their businesses, operations or otherwise in connection with this Agreement or the Transactions; (ii) no Person has been authorized by the Company, any of its Subsidiaries or any of its or their respective Representatives to make any representation or warranty relating to the Company, its Subsidiaries or any of their businesses or operations or otherwise in connection with this Agreement or the Transactions, and if made, such representation or warranty must not be relied upon by Parent, Merger Subsidiary or any of their respective Representatives as having been authorized by the Company, any of its Subsidiaries or any of its or their respective Representatives (or any other Person); and (iii) the representations and warranties made by the Company in this Agreement are in lieu of and are exclusive of all other representations and warranties, including any express or implied or as to merchantability or fitness for a particular purpose, and the Company hereby disclaims any other or implied representations or warranties, notwithstanding the delivery or disclosure to Parent, Merger Subsidiary or any of their respective Representatives of any documentation or other information (including any financial information, supplemental data or financial projections or other forward-looking statements).
(b)No Reliance. Each of Parent and Merger Subsidiary, on behalf of itself and its Subsidiaries, acknowledges and agrees that, except for the representations and warranties expressly set forth in Article 4, it is not acting (including, as applicable, by entering into this Agreement or consummating the Transaction) in reliance on: (i) any other representation or warranty, express or implied; (ii) any estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information provided or addressed to Parent, Merger Subsidiary or any of their respective Representatives, including any materials or information made available in the electronic data room hosted by or on behalf of the Company in connection with the Merger, in connection with presentations by the Company’s management or in any other forum or setting; or (iii) the accuracy or completeness of any other representation, warranty, estimate, projection, prediction, data, financial information, memorandum, presentation or other materials or information.

Article 6
Covenants of the Company
The Company agrees that:
Section 6.1Conduct of the Company.
(a)Except as required by Applicable Law, as expressly contemplated by this Agreement, or as set forth in Section 6.1 of the Company Disclosure Schedule, from the date hereof until the Effective Time (or such earlier date and time on which this Agreement is terminated pursuant to Article 10), unless Parent otherwise consents in writing (such consent not to be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to (i) conduct its business in the ordinary course consistent with past practices and (ii) maintain and preserve intact its business organization, to retain the services of its present officers and key employees, and to preserve the good will of its customers, suppliers and other Persons with whom it has business relationships; provided, however, that no action taken or omitted to be taken by the Company or any of its Subsidiaries with respect to the matters specifically addressed by Section 6.1(b) shall be deemed to be a breach of this Section 6.1(a) unless such action would constitute a breach of Section 6.1(b).
(b)Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, as set forth in Section 6.1 of the Company Disclosure Schedule, or as required by Applicable Law, from the date hereof until the Effective Time (or such earlier date and time on which this Agreement is terminated pursuant to Article 10), the Company shall not, nor shall it permit any of its Subsidiaries to:
(i)amend, modify, waive or otherwise alter its certificate of incorporation, bylaws or other similar organizational documents;
(ii)(A) split, combine or reclassify any shares of its capital stock, (B) make, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries to the Company or to any other wholly-owned Subsidiary of the Company or (C) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;
(iii)(A) issue, authorize, grant, sell, transfer, pledge or otherwise dispose of or encumber any Company Securities, Company Subsidiary Securities or any securities convertible or exchangeable into or exercisable for any Company Securities or Company Subsidiary Securities, including any options, warrants, stock appreciation rights, shares of restricted stock, restricted stock units, performance-based restricted stock units, in each case other than issuance of (x) any shares of Company Stock upon exercise of any Company Options that are outstanding as of the date of this Agreement, or (y) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company; or (B) amend, modify or waive any material terms of any Company Securities, Company Subsidiary Securities or any options, warrants, restricted stock units, performance-based restricted stock units, restricted stock or other rights to acquire any shares of its capital stock or any securities convertible or exchangeable into or exercisable for any shares of its capital stock (including, for the avoidance of doubt, by reducing the exercise price and/or extending the expiration date of any such options, warrants or other rights);
(iv)directly or indirectly acquire or purchase (by merger, consolidation, acquisition of stock or assets or otherwise) any corporation or partnership or other business organization, or a material amount of the assets, securities, properties, interests or businesses of such Person, other than (A) pursuant to Contracts existing as of the date hereof or (B) the purchase of raw materials, supplies, equipment or other similar assets in the ordinary course of business;
(v)merge, consolidate, statutorily convert, transfer, continue, domesticate or redomesticate the Company or any of its Subsidiaries with any Person or otherwise or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;
(vi)directly or indirectly sell, lease, license, pledge transfer or otherwise dispose of or encumber (whether by merger, consolidation, other business combination, sale or otherwise) all or any material portion of its assets, securities, properties, interests or businesses, other than (A) pursuant to Contracts existing as of the date hereof, (B) the sale of inventory in the ordinary course of business, (C) the sale or transfer of aged or obsolete inventory, or (D) assets or properties sold, leased or transferred pursuant to this clause (D) having a value of less than $250,000 individually or $1,000,000 in the aggregate;
(vii)make any material loans, advances or capital contributions to, or investments in, any other Person, other than (A) in connection with actions permitted by Section 6.1(b)(iv), (B) extensions of credit to customers in the ordinary course of business, (C) advances to directors, officers and other employees for travel and other business-related expenses, in each case in the ordinary course of business and in compliance with the Company’s (or applicable Subsidiary of the Company’s) policies related thereto, or (D) loans, advances or capital contributions to, or investments in, wholly-owned Subsidiaries of the Company;
(viii)(A) incur any Indebtedness or issue any debt securities, (B) assume, guarantee or endorse, or otherwise become liable or responsible for (whether directly, contingently or otherwise), any Indebtedness of any Person (other than a wholly owned Subsidiary of the Company), or (C) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise), except in each case for (1) letters of credit issued for the benefit of Company customers (2) capital leases, or (3) other Indebtedness or guarantees having a value of less than $250,000 individually or $1,000,000 in the aggregate, in each case, incurred in the ordinary course of business consistent with past practices;
(ix)other than as required by an Employee Plan as in effect on the date hereof and disclosed to Parent, (A) grant, announce or accelerate the vesting or payment of any compensatory equity award or increase any severance or termination pay (or amend any existing severance pay or termination arrangement) or grant any retention bonus or enter into any retention arrangement, in each case for the benefit of any of the employees, directors, or other service providers of the Company or its Subsidiaries, (B) establish, adopt, terminate or materially amend any Employee Plan (other than general changes to the Company’s health and welfare plans made during the open enrollment process in the ordinary course of business) or any service, consulting, deferred compensation or other similar Contract (or any Contract which, if in existence as of the date hereof, would constitute an Employee Plan), (C) increase compensation or bonus opportunity payable or to become payable or benefits provided under an Employee Plan or otherwise to a current or former employee of the Company or its Subsidiaries with annual base salary of less than $200,000, in each case except for increases in the ordinary course of business with respect, or (D) terminate (other than for cause) the employment of, furlough or temporarily layoff or hire or promote any officer, director, employee or consultant, unless such hiring is in the ordinary course of business consistent with past practice and is with respect to officers, directors, employees or consultants having an annual base salary not to exceed $200,000;

(x)change the Company’s accounting policies, practices, principles methods or procedures, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act;
(xi)make, change or revoke any material Tax election, adopt or change any accounting method for Tax purposes, agree to any extension or waiver of the statute of limitations relating to a material amount of Taxes, file any amendment to any material Tax Return in respect of Taxes, enter into any “closing agreement” described in Section 7121 of the Code, surrender any right to claim a material Tax refund, or settle or compromise any material Tax liability;
(xii)waive, release, assign, settle or compromise any material rights, claims or Proceeding involving or against the Company or any of its Subsidiaries, other than any such settlement that involves no remedies other than the payment of monetary damages not in excess of $250,000 individually or $1,000,000 in the aggregate;
(xiii)(A) other than new Contracts with customers or suppliers entered into in the ordinary course of business consistent with past practice, enter into any Contract that, if in existence on the date of this Agreement, would have been a Material Contract or (B) materially modify or amend or terminate any Material Contract (other than, in each case, the expiration or renewal of any Material Contract in accordance with its terms);
(xiv)except as provided for in the Company’s budget for such fiscal year (a correct and complete copy of which has been provided to Parent, or which will be provided to Parent for any subsequent fiscal year), make or authorize any capital expenditures in excess of $1,000,000, individually or in the aggregate, or authorize any capital expenditure that would result in post-Closing obligations of the Surviving Company in excess of $1,000,000, individually or in the aggregate;
(xv)waive or release any noncompetition, non-solicitation, nondisclosure, noninterference, non-disparagement or similar obligations of any current or former officer, employee or consultant, except, solely in respect of rank-and-file non-management current or former employees or consultants, in the ordinary course of business consistent with past practices, or forego enforcement of any such obligations under any existing agreement or arrangement;
(xvi)(A) negotiate, modify, extend, or enter into any Labor Agreement or (B) recognize or certify any labor union, labor organization, works council, or group of employees as the bargaining representative for any Company Employees; or
(xvii)agree, resolve or commit to do any of the foregoing.
For the avoidance of doubt, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company, the Company’s business, or any employee of the Company prior to the Closing Date.
Section 6.2Company Stockholder Meeting. (a) The Company and Parent shall coordinate in good faith with respect to establishing a record date to be used for determining Company stockholders entitled to vote at the Company Stockholder Meeting in accordance with the Company organizational documents, including running a broker search(es) following initial submission to the SEC of the preliminary Proxy Statement. Promptly following the Clearance Date, the Company shall by resolutions of the Company Board cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as soon as reasonably practicable (but in no event later than forty-five (45) days after the Clearance Date) for the purpose of obtaining the Company Stockholder Approval. Once established, the Company shall not change the record date for the Company Stockholder Meeting without the prior written consent of Parent (such consent not to be unreasonably withheld, delayed or conditioned) or as required by Applicable Law. Subject to Section 6.3, the Company Board shall (i) include the Company Board Recommendation in the Proxy Statement, (ii) use its reasonable best efforts, including engaging a nationally recognized proxy solicitation firm pursuant to a written engagement letter with customary terms (including with respect to compensation payable to the proxy solicitation firm) to solicit or cause to be solicited from its stockholders proxies in favor of the adoption of this Agreement and to obtain the Company Stockholder Approval, and (iii) otherwise comply with all Applicable Laws relating to such meeting. Notwithstanding anything to the contrary in this Agreement, to the fullest extent permitted by Applicable Law, the Company shall not adjourn or postpone the Company Stockholder Meeting without the prior written consent of Parent; provided, however, if on a date for which the Company Stockholder Meeting is scheduled, the Company has not received proxies representing a sufficient number of shares of Company Stock to constitute a quorum and to obtain the Company Stockholder Approval, whether or not a quorum is present, nothing will prevent the Company from postponing or adjourning the Company Stockholder Meeting, after consultation with Parent: (i) for up to ten (10) Business Days, to allow additional solicitation of votes in order to obtain the Company Stockholder Approval; (ii) if there are holders of an insufficient number of shares of the Company Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting; (iii) if the Company is required to postpone or adjourn the Company Stockholder Meeting by applicable Law or a request from the SEC or its staff; or (iv) in order to give the Company’s stockholders sufficient time to evaluate any information or disclosure that the Company has sent to the Company’s stockholders or otherwise made available to the Company’s stockholders (including in connection with any Adverse Recommendation Change in accordance with this Agreement), as reasonably determined to be necessary by the Company Board, after consultation with Parent and outside legal counsel. To the fullest extent permitted by Applicable Law, the Company shall, if requested by Parent, postpone or adjourn the Company Stockholder Meeting (A) if there are holders of an insufficient number of shares of the Company Stock present or represented by proxy at the Company Stockholder Meeting to constitute a quorum at the Company Stockholder Meeting or (B) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval. The Company shall, unless there has been an Adverse Recommendation Change (to the extent permitted under Section 6.3), use reasonable best efforts to cooperate with Parent and keep Parent reasonably informed regarding its solicitation efforts and voting results following the dissemination of the Proxy Statement to its stockholders. Without the prior written consent of Parent, the adoption of this Agreement and the Transactions (including the Merger) shall be the only matter (other than procedural matters including stockholder approval of golden parachute compensation and adjournments) that the Company shall propose to be acted on at the Company Stockholder Meeting. Except as otherwise expressly provided in this Agreement, the Company’s obligations pursuant to this Section 6.2, including the Company’s obligation to hold the Company Stockholder Meeting, shall not be affected by the notice, commencement, public proposal, public disclosure or communication to the Company, Parent or any other Person of any purchase or acquisition of the Company by any Person, or the making of an Adverse Recommendation Change.
Section 6.3No Solicitation; Other Offers.
(a)General Prohibitions. Except as expressly permitted by Section 6.3(b), from the date hereof until the Effective Time, neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or permit any of its or their respective directors, officers, employees, consultants, investment bankers, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) to, directly or indirectly, (i) solicit, initiate or induce, or knowingly take any action to facilitate, assist in or encourage the submission or announcement of, any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries to any Third Party or its Representatives in connection with or in furtherance of any Acquisition Proposal, (iii) (A) fail to make, or withdraw or qualify or modify in a manner adverse to Parent, the Company Board Recommendation, (B) adopt, approve, endorse, recommend or otherwise declare advisable (or propose to adopt, approve, endorse, recommend or otherwise declare advisable) any Acquisition Proposal (it being understood that it shall be considered a modification of the Company Board Recommendation adverse to Parent if (1) any Acquisition Proposal structured as a tender or exchange offer is commenced and the Company Board fails to publicly recommend against, acceptance of such tender or exchange offer by the Company stockholders in any solicitation or recommendation statement on Schedule 14D-9 filed by the Company with the SEC in connection with such tender offer or exchange offer, or (2) any Acquisition Proposal is publicly announced (other than by the commencement of a tender or exchange offer) and the Company Board fails to issue a public press release within ten (10) Business Days of such public announcement providing that the Company Board reaffirms the Company Board Recommendation), (C) make any public statement inconsistent with the Company Board Recommendation or (D) fail to include the Company Board Recommendation in the Proxy Statement (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) accept, approve, recommend or enter into any agreement in principle, merger agreement, acquisition agreement, option agreement, letter of intent, memorandum of understanding, or other similar agreement, arrangement or understanding (whether or not written or oral, binding or non-binding) relating to an Acquisition Proposal (other than an Acceptable Confidentiality Agreement) (any such agreement, an “Alternative Acquisition Agreement”), or (v) resolve, agree, publicly propose or publicly announce an intention to do any of the foregoing.
(b)Exceptions.
(i)Exception for Diligence and Discussions. Notwithstanding Section 6.3(a) or any other provision of this Agreement, if, after the date hereof and prior to obtaining the Company Stockholder Approval, the Company or any of its Representatives has received a bona fide, written Acquisition Proposal that is not a result of a breach of this Section 6.3, then, subject to the Company’s compliance with the provisions of this Section 6.3(b), (x) the Company and its Representatives may make inquiries solely for the purpose of clarifying the terms of such Acquisition Proposal and (y) if the Company Board, acting reasonably and in good faith, has determined, based on the information then available and (1) after consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal and (2) after consultation with the Company’s outside legal counsel, the failure by the Company to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may (A) engage in negotiations or discussions with the Third Party making such Acquisition Proposal and its Representatives and (B) furnish to such Third Party or its Representatives non-public information relating to the Company and its Subsidiaries and afford access to the business, properties, assets, personnel, books and records of the Company and its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party or its Representatives. From and after the date hereof, the Company shall promptly (and in any event within twenty-four (24) hours) after such determination advise Parent in writing if the Company determines to begin providing information or engaging in discussions or negotiations relating to any Acquisition Proposal pursuant to this Section 6.3(b). Furthermore and notwithstanding any other provision of this Agreement, except as expressly permitted by this Section 6.3, from the date hereof until the Effective Time, the Company shall not, and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, (1) terminate or grant a waiver, amendment or release under any “standstill” or similar provisions (including provisions that restrict or prohibit the making or soliciting of any offer or proposal), (2) grant any waiver, amendment or release under any Takeover Laws, or (3) resolve, agree or publicly propose to do any of the foregoing.
(ii)Exception for Superior Proposal. Notwithstanding any other provision of this Agreement, but subject to compliance with this Section 6.3, at any time prior to obtaining the Company Stockholder Approval, if (A) the Company has received a bona fide, written Acquisition Proposal that is not a result of a breach of this Section 6.3 and (B) the Company Board, acting reasonably and in good faith, has determined, based on the information then available and (1) after consultation with the Company’s financial advisor and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and (2) after consultation with the Company’s outside legal counsel, the failure by the Company to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law, then the Company Board may make an Adverse Recommendation Change with respect to such Superior Proposal and/or cause the Company to terminate this Agreement pursuant to and in accordance with Section 10.1(d) and enter into a definitive Alternative Acquisition Agreement in respect of such Superior Proposal.
(iii)Exception for Intervening Events. Notwithstanding any other provision of this Agreement, but subject to compliance with Section 6.3(c), at any time prior to obtaining the Company Stockholder Approval, if the Company Board, acting reasonably and in good faith, has determined, based on the information then available and after consultation with the Company’s outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, the Company Board may, in response to an Intervening Event, make an Adverse Recommendation Change.
(iv)Compliance with Rule 14e-2(a). In addition, nothing contained herein shall prevent the Company Board from (i) complying with Rule 14e-2(a) under the 1934 Act with regard to an Acquisition Proposal so long as any action taken or statement made to so comply is consistent with this Section 6.3 or (ii) issuing a customary “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act; provided that the foregoing shall in no way eliminate or modify the effect that any such disclosure or communication would otherwise have under this Agreement or permit the Company Board to effect an Adverse Recommendation Change except in accordance with Section 6.1(b)(ii) or Section 6.1(b)(iii).
(c)Required Notices.
(i)At any time until the Effective Time, the Company shall notify Parent promptly (and in any event no later than within one (1) Business Day) after receipt by the Company (or any of its Representatives) of (A) any Acquisition Proposal, (B) any request for non-public information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries by any Third Party that could reasonably be expected to make, or has made, an Acquisition Proposal, or (C) any discussions or negotiations that are sought to be initiated or continued with the Company or any of its Subsidiaries or any of its or their respective Representatives from any Person (other than Parent or Merger Subsidiary or their Affiliates) with respect to any Acquisition Proposal, including in such notification, a copy (if in writing) of documents and other materials or written summary of material terms (if oral) relating to such expression of interest, proposal, offer or request for information, and the identity of the Person from which such expression of interest, proposal, offer or request for information was received. The Company shall keep Parent reasonably informed, on a reasonably prompt basis, of the status of any such Acquisition Proposal (including any copies (if in writing) of documents and other materials or written summaries of material terms (if oral) of any proposed agreements and amendments or modifications thereto, and a copy of any other documents provided by the relevant counterparty relating thereto) and the status of any discussions or negotiations regarding any such Acquisition Proposal, and in the case of any material modification to the terms of any such Acquisition Proposal, the Company shall notify Parent of such material modification promptly (and in any event within one (1) Business Day) of the Company’s or any of its Subsidiaries’ or any of its or their respective Representatives’ knowledge of any such material modification.
(ii)Prior to taking any action described in Section 6.3(b)(ii) or Section 6.3(b)(iii), the Company shall notify Parent of its intent to take such proposed action, which notice shall specify, as applicable, the (A) the basis for such proposed action, (B) identity of the Person making any Superior Proposal and describe the material terms and conditions thereof in reasonable detail (including any proposed draft Alternative Acquisition Agreement) or (C) describe in reasonable detail the facts, events, changes or developments in circumstances giving rise to an Intervening Event. After delivery of such notice, the Company shall, and shall cause its Representatives to, negotiate with Parent and its Representatives (to the extent Parent desires to do so) reasonably and in good faith for a period ending at 11:59 p.m. (New York City time) on the fourth (4th) Business Day immediately following the date of such notice (the “Notice Period“) in furtherance of making commercially reasonable amendments or modifications to the terms and conditions of this Agreement such that (x) the Superior Proposal giving rise to such notice would no longer constitute a Superior Proposal or (y) the Intervening Event giving rise to such notice would no longer provide the basis for an Adverse Recommendation Change. If the financial or other material terms of the relevant Acquisition Proposal are materially amended or modified, then the Company will deliver to Parent a new notice pursuant to this clause (ii), except that the Notice Period shall instead end at 11:59 p.m. (New York City time), on the second (2nd) Business Day immediately following the date such new notice is delivered to Parent (but no such new notice will shorten the initial Notice Period). Notwithstanding anything to the contrary in this Agreement, the Company shall not take any action described in Section 6.1(b)(ii) or Section 6.1(b)(iii) unless, after the end of the Notice Period, the Company’s Board of Directors, acting reasonably and in good faith, has determined, (1) after consultation with the Company’s financial advisor and outside legal counsel and taking into account any amendments or modifications to the terms and conditions of the Agreement proposed by Parent, that such Acquisition Proposal continues to constitute a Superior Proposal and (2) after consultation with the Company’s outside legal counsel, the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law.
(iii)Notwithstanding anything to the contrary in this Agreement, the giving of a notice required by or otherwise complying with this Section 6.3(c) shall not constitute an Adverse Recommendation Change.
(d)Application of this Provision to Representatives. Any violation of the restrictions on the Company set forth in this Section 6.3 by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section 6.3 by the Company.
(e)Obligation to Terminate Discussions. Subject to this Section 6.3, on the date hereof, the Company and its Subsidiaries shall, and shall cause its and their respective directors and officers, and shall instruct its and their respective Representatives (including the Company’s financial advisor and its Representatives) to, (i) cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Acquisition Proposal, (ii) cease providing any information to any Third Party or its Representatives with respect to the Company or any of its Subsidiaries, or their respective businesses, properties, assets, personnel, books or records, in connection with any Acquisition Proposal, (iii) promptly request that all copies of all confidential information that the Company or any of its Representatives have distributed or made available to any such Third Party in connection with their consideration of any Acquisition Proposal (and all analyses and other materials prepared by or on behalf of such Third Party that contains, reflects or analyzes that information) be promptly destroyed or returned to the Company, to the extent required by any confidentiality or similar agreement with such Third Party, and (iv) cause any physical or virtual data room to no longer be accessible to or by any such Third Party or its Representatives. The Company shall promptly inform its and its Subsidiaries’ Representatives of the Company’s obligations under this Section 6.3.
(f)Certain Definitions. As used in this Agreement, the following terms shall have the following meanings:
(i)“Acceptable Confidentiality Agreement” means a confidentiality agreement that (A) is in effect as of the date hereof or (B) is effected after the date hereof and contains provisions (including confidentiality and use terms) that are no less favorable in any substantive respect to the Company than those contained in the Confidentiality Agreement (other than with respect to any standstill or similar provision); provided that such confidentiality agreement does not contain provisions that (A) prohibit the Company from providing any information to Parent in accordance with Section 6.3 or otherwise prohibit the Company from complying with its obligations under this Agreement, including the provisions of Section 6.3, or (B) require the Company to negotiate exclusively with any party thereto;
(ii)“Intervening Event” means a fact, event, change or development in circumstances that materially affects the business, assets or operations of the Company and its Subsidiaries, taken as a whole, and that (A) was not known, or reasonably foreseeable by, to the Company Board on or prior to the date hereof (or, if known or reasonably foreseeable, the consequences or magnitude of which were not known, or reasonably foreseeable by, to the Company Board on or prior to the date hereof), and becomes known to the Company Board prior to obtaining the Company Stockholder Approval and (B) does not involve or relate to (1) an Acquisition Proposal, (2) any changes in the market price or trading volume of the Company, (3) any changes in the Company’s credit ratings or (4) the Company meeting, failing to meet, or exceeding published or unpublished revenue or market consensus earnings projections, in each case, in and of itself; provided, that the underlying causes of any of the changes referred to in the foregoing clauses (2) through (4) may be considered and taken into account for determining whether an Intervening Event has occurred, to the extent not otherwise excluded from this definition; and
(iii)“Superior Proposal” means a bona fide written Acquisition Proposal that (A) is received after the date of this Agreement, (B) is for at least a majority of the outstanding shares of Company Stock or all or substantially all of the consolidated assets of the Company and its Subsidiaries that (i) is on terms that the Company Board, acting reasonably and in good faith, has determined, after considering the advice of the Company’s financial advisor and outside legal counsel and taking into account all the terms and conditions of the Acquisition Proposal, are more favorable to the Company’s stockholders than the terms of this Agreement, (ii) is reasonably likely to be consummated on the proposed terms (taking into account any legal, regulatory, financial and other aspects of such Acquisition Proposal that the Company Board considers relevant), and (iii) for which financing, to the extent required, is then committed or reasonably likely to be available.
Section 6.4Access to Information. Subject to Applicable Law and the Confidentiality Agreement, from the date hereof until the earlier to occur of the Effective Time and the termination of this Agreement pursuant to Article 10, upon reasonable advance notice, the Company shall (i) afford Parent and its Representatives reasonable access during normal business hours to the offices, properties, personnel, and books and records of the Company and its Subsidiaries; and (ii)  furnish to Parent and its Representatives such financial and operating data and other information concerning the business and operations of the Company and its Subsidiaries as Parent and its Representatives may reasonably request; provided, that the Company shall not be obligated to provide such access or furnish such data or other information pursuant to this Section 6.4 if the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (A) violate Applicable Law or any Contract to which the Company or any Subsidiary thereof is a party (provided that the Company shall use its commercially reasonable efforts to provide such access or make such disclosure in a manner that does not violate such Applicable Law or Contract, including using commercially reasonable efforts to obtain any necessary third-party consents), (B) waive the protection of an attorney-client privilege, attorney work product protection or other legal privilege (provided that the Company shall use its commercially reasonable efforts to allow for such access or disclosure (or as much of it as possible) in a manner that does not result in a loss of such privilege), (C) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened Proceeding against any member of the Parent Group or (D) involve documents or information relating to (x) the Company’s interactions with other prospective buyers of the Company that occurred prior to the date of this Agreement, (y) the Company’s evaluation or negotiation of this Agreement or the Transactions, or (z) the Company’s analysis, valuation, or consideration of the Transactions. Any investigation conducted by Parent and its Representatives pursuant to this Section 6.4 shall be conducted in a manner that does not (i) unreasonably interfere with the conduct of the business or operations of the Company or any of its Subsidiaries or (ii) create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries. Any access to the offices or other properties of the Company or any of its Subsidiaries granted pursuant to this Section 6.4 will be subject to the Company’s and its Subsidiaries’ reasonable security measures and insurance requirements, and will not include the right of Parent or any of its Representatives to (and neither Parent nor its Representative shall) conduct or cause to be conducted any sampling, testing or other invasive investigation of the air, soil, soil gas, surface water, groundwater, building materials or other environmental media. The terms and conditions of the Confidentiality Agreement will apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 6.4.
Section 6.5Resignations. At the written request of Parent, the Company shall cause any director or officer of the Company or any director or officer of any of the Company’s Subsidiaries to resign in such capacity, with such resignations to be effective as of the Effective Time and to be delivered to Parent at or prior to the Closing.
Section 6.6Payoff Letters; Lien Releases; Transaction Expenses.
(a)At or prior to the Closing, the Company shall use its commercially reasonable efforts to, no less than seven (7) days prior to the anticipated Closing Date, obtain and deliver to Parent (x) customary payoff letters executed by the holders of Indebtedness set forth in Section 6.6(a) of the Company Disclosure Schedule, and (y) any termination statements on Form UCC-3 or other releases and terminations reasonably necessary to evidence the satisfaction and release of all Liens and guarantees on the assets or properties of the Company or any Subsidiary of the Company.
(b)The Company shall use its commercially reasonable efforts to deliver to Parent, at least three (3) Business Days prior to the Closing Date, invoices from the vendors set forth in Section 6.6(b) of the Company Disclosure Schedule to evidence the full payment and satisfaction of such transaction expenses as of the Closing.
Section 6.7Financing Cooperation.
(a)Prior to the Closing, the Company and its Subsidiaries shall use their reasonable best efforts, and shall cause their respective officers, directors, employees and representatives to use their reasonable best efforts, to provide such customary cooperation as may be reasonably requested by Parent in connection with the Debt Financing and is customarily provided for borrowers in financings of the type contemplated by the Debt Commitment Letter, at Parent’s sole expense, including, without limitation, using reasonable best efforts to: (i) participate in a reasonable number of meetings, presentations and due diligence and other sessions with the Debt Financing Sources or other potential providers of the Debt Financing at reasonable times and upon reasonable notice to be agreed, (ii) provide assistance with the preparation of bank information memoranda, lender presentations and similar materials required in connection with the Debt Financing and execute and deliver one or more customary representation or authorization letters with respect to the foregoing in form and substance reasonably satisfactory to the Company, (iii) reasonably assist Parent in the preparation of definitive financing documents with respect to the Debt Financing, (iv) provide reasonably promptly to Parent and its Debt Financing Sources such additional financial and other pertinent information regarding the Company and its Subsidiaries that is readily available or in their possession and customary for financing of the type similar to the Debt Financing, in each case, as is reasonably requested in connection with the Debt Financing, (v) execute and deliver reasonable and customary certificates and other documentation required by the Debt Financing Sources and the definitive financing documents with respect to the Debt Financing, subject to the occurrence of the Closing and solely by such officers that remain with the Company after the Closing, (vi) reasonably facilitate the pledging of collateral, including taking all actions reasonably necessary to establish bank and other accounts and blocked account agreements in connection with the foregoing; provided, that any obligations contained in all such agreements and documents shall be executed and effective no earlier than the Closing, (vii) provide at least five (5) Business Days prior to the Closing Date all documentation and other information about the Company and its Subsidiaries as is required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act and, as applicable, any beneficial ownership regulations, to the extent requested in writing by Parent at least ten (10) Business Days prior to the Closing Date, (viii) [reserved], (ix) cooperate in satisfying the conditions precedent set forth in the Debt Commitment Letter or any definitive financing documents relating to the Debt Financing to the extent satisfaction thereof requires the cooperation, or is within the control of, the Company and its Subsidiaries or their respective representatives and (x) taking customary organizational company actions, subject to and only effective upon the occurrence of the Closing, reasonably requested by Parent to permit the consummation of the Debt Financing. The conditions precedent set forth in Section 9.2(a), as applied to the Company’s obligations under this Section 6.7, shall be deemed to be satisfied unless the financing contemplated by the Debt Commitment Letter has not been obtained as a direct result of the Company’s failure to undertake reasonable best efforts with respect to its obligations under this Section 6.7, taken as a whole.
(b)Notwithstanding anything to the contrary, neither the Company, any of its Subsidiaries, nor any of their respective officers, directors, employees or representatives, will be required to (i) adopt resolutions to authorize the Debt Financing or execute and deliver any definitive financing documents, in each case, the effectiveness of which is not conditioned upon the occurrence of the Closing (other than the representation or authorization letters described in clause (a)(ii) above), or cause any definitive financing documents to be signed by any officer or director of the Company or any of its Subsidiaries that is not contingent on the occurrence of the Closing, (ii) take any action that would reasonably be expected to conflict with, or violate, any of the Company’s or its Subsidiaries’ organization documents or applicable law or result in a breach of the terms of this Agreement, (iii) (A) pay any commitment fee or other similar fee in connection with the Debt Financing prior to the Closing or (B) incur any other liability or obligation in connection with the Debt Financing prior to the Closing for which it will not be reimbursed or indemnified by or on behalf of Parent on or prior to the Closing Date, (iv) provide access to or disclose information that the Company determines could jeopardize any attorney-client privilege of, or conflict with in any material respect any confidentiality requirements applicable to, the Company or any of its Affiliates, (v) cooperate or take other actions in connection to the Debt Financing to the extent it would interfere unreasonably with the business or operation of the Company or any of its Subsidiaries, (vi) consent to any grant of any Lien on or security interest in the assets of the Company or any of its Subsidiaries the effectiveness of which is not conditioned upon the occurrence of the Closing or the pre-filing of UCC-1 financing statements prior to the Closing in connection therewith or (vii) prepare (x) pro forma financial information, including pro forma cost savings, synergies, capitalization or other pro forma adjustments desired to be incorporated into any pro forma financial information or (y) projections, risk factors or other forward-looking statements relating to all or any component of the Debt Financing.
(c)None of the Company, the Company’s Subsidiaries and their respective Representatives shall be required to take any action that would subject such Person to actual or potential liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability or provide or agree to provide any indemnity prior to the Closing in connection with their performance of their respective obligations under this Section 6.7. Parent will indemnify and hold harmless the Company and its Subsidiaries and their respective officers, directors, employees and representatives from and against all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties actually suffered or incurred by any of them in connection with the performance of their respective obligations under this Section 6.7, in each case, except for any such liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties that arise from the bad faith, gross negligence or fraud of, or Willful Breach by, the Company or any of its Subsidiaries or any of their respective officers, directors, employees or representatives. Parent will promptly (and in any event, within ten (10) Business Days) upon written request by the Company, reimburse the Company and its Subsidiaries for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or its Subsidiaries in connection with the cooperation contemplated by this Section 6.7.
(d)The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to, nor reasonably likely to, harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill thereof.
Article 7
Covenants of Parent
Parent agrees that:
Section 7.1Conduct of Parent. Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impede the ability of Parent and Merger Subsidiary to consummate the Merger or the other Transactions.
Section 7.2Obligations of Merger Subsidiary. Parent shall execute a written consent approving and adopting this Agreement and the Transactions in its capacity as the sole stockholder of Merger Subsidiary and take all other actions necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger and the other Transactions on the terms and conditions set forth in this Agreement.
Section 7.3Voting of Shares. Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of the approval and adoption of this Agreement and the Transactions at the Company Stockholder Meeting.
Section 7.4Director and Officer Liability.

(a)For six (6) years after the Effective Time, Parent shall cause to be maintained in effect provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the Surviving Corporation) regarding elimination of liability of directors and officers, indemnification of officers, directors and employees and advancement of expenses, in each case, existing in favor of the present and former officers, directors and employees of the Company (each, an “Indemnified Person”) in respect of acts or omissions occurring at or prior to the Effective Time, that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence in the Company’s certificate of incorporation and bylaws on the date of this Agreement.
(b)Prior to the Effective Time, the Company shall or, if the Company is unable to, Parent shall cause the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity at or prior to the Effective Time. If the Company or the Surviving Corporation for any reason fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall continue to maintain in effect, for a period of at least six (6) years from and after the Effective Time, the D&O Insurance in place as of the date hereof with respect to claims arising out of or relating to events that occurred before or at the Effective Time, with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof (but excluding cyber ransomware coverage), or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable than as provided in the Company’s existing policies as of the date hereof (but excluding cyber ransomware coverage); provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an aggregate amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year, which amount is set forth in Section 7.4(b) of the Company Disclosure Schedule; and provided further that if the aggregate premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.
(c)If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges with or into any other Person and shall not be the continuing or surviving Person of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.4.

(d)The rights of each Indemnified Person under this Section 7.4 shall be in addition to any rights such Person may have under the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, or under the TBOC or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries, and nothing herein shall modify, abridge, narrow or restrict any such rights. These rights shall survive consummation of the Merger and are intended to benefit, and shall be enforceable by, each Indemnified Person, and such Indemnified Person’s successors, heirs and representatives. Each Indemnified Person shall be a third-party beneficiary of this Section 7.4. The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Person in enforcing its indemnity, advancement and other rights under this Section 7.4. Notwithstanding any other provision of this Agreement, this Section 7.4 shall survive the consummation of the Merger indefinitely and shall be binding, jointly and severally, on all successors and assigns of Parent and the Surviving Corporation, and shall be enforceable by each Indemnified Person and their successors, heirs or representatives.
Section 7.5Employee Matters.
(a)For a period of twelve (12) months following the Effective Time (the “Continuation Period”), Parent shall provide or cause the Surviving Corporation to provide to individuals who are Company Employees immediately prior to the Effective Time and continue to be employed immediately following the Effective Time by Parent or the Surviving Corporation or any Subsidiary thereof (each, a “Continuing Employee”), (i) annual base salary or wages and incentive opportunities that are each no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time, and (ii) other employee benefits that are substantially comparable in the aggregate to those provided to such Company Employees by the Company or the applicable Subsidiary immediately prior to the Effective Time.
(b)With respect to each employee benefit plan, program or arrangement established or maintained by Parent, Surviving Corporation or any of its respective affiliates (each, a “Surviving Corporation Plan“) to the extent such plan replaces coverage under a comparable Employee Plan in which such Continuing Employee participates immediately prior to the Effective Time, Parent shall, and shall cause the Surviving Corporation to, give or cause to be given to each Continuing Employee credit for eligibility, vesting and level of benefit purposes (but not for benefit accrual under any defined benefit plan or retiree welfare benefit plan or vesting under any equity compensation plan or change in control plan), for each Continuing Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.
(c)With respect to any Surviving Corporation Plan that is a welfare benefit plan in which any Continuing Employee is eligible to participate after the Effective Time, Parent shall, and shall cause the Surviving Corporation to, use commercially reasonable efforts (i) waive all limitations as to preexisting conditions and exclusions and waiting periods and actively-at-work requirements with respect to participation and coverage requirements applicable to such employees and their eligible dependents and beneficiaries, to the extent such limitations were waived, satisfied or did not apply to such employees or eligible dependents or beneficiaries under the corresponding welfare Employee Plan in which such employees participated immediately prior to the Effective Time and (ii) provide Continuing Employees and their eligible dependents and beneficiaries with credit for any co-payments and deductibles paid in the calendar year prior to the Effective Time in satisfying any analogous deductible or out-of-pocket maximum requirements to the extent applicable under any such plan.

(d)With respect to the annual cash-based bonus for calendar year 2026 (the “Annual Bonus”), the following provisions shall apply:
(i)The Surviving Corporation shall pay the Annual Bonus to each Continuing Employee in accordance with Parent’s past practice regarding timing of annual bonus payments, which shall be no later than March 30, 2027 (the “Customary Payment Date”), subject to such Continuing Employee’s continued employment through the Customary Payment Date, except as otherwise provided in clause (ii) below. Subject to clause (ii) below, the Annual Cash bonus shall pay out at the greater of (x) actual achievement against performance metrics, measured as of December 31, 2026 or (y) at target level, in either case less any portion of the annual cash-based bonuses previously paid for 2026.
(ii)Notwithstanding anything to the contrary in this Agreement or in any Employee Plan:
(1)In the event that the Surviving Corporation terminates the employment of a Continuing Employee without cause after the Closing but prior to December 31, 2026, the Surviving Corporation shall pay such terminated Continuing Employee a pro-rata portion of such Continuing Employee’s Annual Bonus (less any portion of the annual cash-based bonuses previously paid in 2026) at target level, calculated based on the number of days elapsed in 2026 through and including the date of such employee’s termination, divided by 365, with such pro-rata amount to be paid on the later of the Customary Payment Date and the date the Separation Agreement becomes effective; or
(2)In the event that the Surviving Corporation terminates the employment of a Continuing Employee without cause on or after January 1, 2027 but prior to the Customary Payment Date, the Surviving Corporation shall pay such terminated Continuing Employee the greater of (x) actual achievement against performance metrics, measured as of December 31, 2026 or (y) at target level, less any portion of the annual cash-based bonuses previously paid for 2026, with such amount to be paid on the later of the Customary Payment Date and the date the Separation Agreement becomes effective.
(iii)The payment of any Annual Bonus under this clause (ii) shall be subject to the Continuing Employee within sixty (60) days of the date such Continuing Employee’s termination without cause (x) first signing and, if applicable, not revoking a separation agreement containing a general release of claims and nondisparagement in favor of the Surviving Corporation and affiliated persons and entities (a “Separation Agreement”) and (y) remaining in compliance with any continuing obligations to the Surviving Corporation and its affiliated entities with respect to confidentiality, return of property, noncompetition, and nonsolicitation.
(iv)For the avoidance of doubt, (x) no portion of the Annual Bonus shall be paid at or in connection with the Closing, and the consummation of the Merger shall not, in and of itself, accelerate the payment or vesting of any Annual Bonus amount and (y) nothing in this Section 7.5(d) shall create Annual Bonus eligibility for a Continuing Employee who was not eligible for an Annual Bonus as of the Effective Date.
(e)With respect to any Continuing Employees whose principal place of employment is outside of the United States, Parent’s obligations under this Section 7.5(e) shall be modified to the extent necessary to comply with Applicable Law where such Company Employees primarily perform their duties.

(f)The provisions of this Section 7.5 are solely for the benefit of the parties to this Agreement, and no Company Employee, Continuing Employee or any other Person (including any beneficiary or dependent thereof) shall be regarded for any purpose as a Third Party beneficiary of this Agreement, and no provision of this Section 7.5 shall (i) be deemed to guarantee employment for any period of time for, or preclude the ability of Parent, the Company, the Surviving Corporation or their respective Subsidiaries to terminate, any Continuing Employee for any reason or (ii) create such rights in any such Persons in respect of any benefits that may be provided, directly or indirectly, under any Employee Plan or any compensation or benefit plan, program, agreement or policy of Parent or any of its Subsidiaries. Nothing herein shall be construed as an amendment to, modification, termination or establishment of, any Employee Plan or compensation or benefit plan, program, agreement or policy of Parent or any of its Subsidiaries.
Section 7.6Financing.
(a)Parent and Merger Subsidiary shall use their reasonable best efforts to take (taking into account the expected time for Closing), or cause to be taken, all actions and do, or cause to be done, all things, necessary or advisable to obtain, no later than the Closing Date, the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including (i) maintaining in effect the Debt Commitment Letter in accordance with and subject to the terms and conditions set forth therein (it being understood that the Debt Commitment Letter may be replaced or amended as provided below); (ii) negotiating definitive financing agreements with respect to the Debt Financing consistent with the terms and conditions contained in the Debt Commitment Letter (including, as necessary, any “flex” provisions); (iii) satisfying on a timely basis (or obtaining a waiver of) all conditions in the Debt Commitment Letter and the definitive financing agreements for the Debt Financing applicable to Parent or its Affiliates; (iv) complying with the covenants applicable to them in the Debt Commitment Letter and in the definitive financing agreements for the Debt Financing; and (v) upon the satisfaction of the conditions contained in the Debt Commitment Letter, cause the Debt Financing Sources to fund the Debt Financing at the Closing. Other than amendments, modifications or supplements to add lenders, lead arrangers, bookrunners, syndication agents or similar entities as parties to the Debt Commitment Letter, prior to the Closing, Parent shall not, without the prior written consent (which shall not be unreasonably withheld, conditioned or delayed) of the Company, agree to or permit any amendment or modification to, or any waiver of any material provision or remedy under, the Debt Commitment Letter or definitive financing agreements with respect to the Debt Financing if such amendment, modification, waiver or remedy (A) would change the conditions precedent set forth therein, change the timing of the funding of the commitments thereunder, reduce the cash amount of the funding commitments thereunder, or otherwise affect the ability of Parent and Merger Sub to enforce their rights under the Debt Commitment Letter or consummate the transactions contemplated by this Agreement or the timing of the Closing, in each case, in a manner that would reasonably be expected to (1) make the funding of the Debt Financing (or the satisfaction of the conditions to obtaining the Debt Financing) less likely to occur or (2) materially delay or prevent the Closing, (B), would waive any provision or remedy under the Debt Commitment Letter, (C) would have the effect of causing the early termination of the Debt Commitment Letter, or (D) would reasonable be expected to prevent, impede or materially delay the consummation of the Transactions. Upon the reasonable written request of the Company prior to the Closing Date, Parent shall keep the Company informed on a reasonably current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing.
(b)In the event that any portion of the Debt Financing becomes unavailable on the terms and conditions in the Debt Commitment Letter, or the Debt Commitment Letter or any of the definitive financing agreements with respect to the Debt Financing shall be withdrawn, repudiated, terminated or rescinded, regardless of the reason therefor, Parent will use its reasonable best efforts to obtain alternative debt financing from the same or other sources on terms and conditions that are not less favorable in any material respect to Parent than those contained in the Debt Commitment Letter assuming any “flex” rights have been exercised. Parent and Merger Sub shall promptly deliver to the Company true and complete copies of any debt commitment letter and related fee letter associated therewith (in the case of any such fee letter, redacted in a manner consistent with the fee letters delivered in connection with the Debt Commitment Letter) pursuant to which any such alternative source shall have committed to provide any alternative financing. In the event any alternative financing is obtained in accordance with this Section 7.6(b) (“Alternative Financing”), references in this Agreement to the “Debt Financing” shall also be deemed to refer to such Alternative Financing, and if one or more commitment letters or definitive financing agreements are entered into or proposed to be entered into in connection with such Alternative Financing, references in this Agreement to the “Debt Commitment Letter” and the “definitive financing agreements” shall also be deemed to refer to such commitment letters and definitive financing agreements relating to such Alternative Financing, and all obligations of Parent pursuant to this Section 7.6 shall be applicable thereto to the same extent as Parent’s obligations with respect to the Debt Financing.
(c)Prior to the Closing Date, Parent shall promptly notify the Company in writing (i) after it becomes aware of the occurrence of any material breach or material default (or any event or circumstance that, with or without notice, lapse of time or both, would give rise to any material breach or material default) by any party to the Debt Commitment Letter or definitive agreement related thereto, (ii) after it becomes aware of the receipt by Parent or Merger Subsidiary or any of their Affiliates or Representatives of any notice or other communication from any Person with respect to any (A) actual or potential material breach, material default, termination (other than in accordance with its terms) or repudiation by any party to the Debt Commitment Letter or any definitive agreement related thereto or any provision of the financing contemplated pursuant to the Debt Commitment Letter or any definitive agreement related thereto (including any proposal by any lender named in the Debt Commitment Letter to withdraw, terminate or make a material change in the terms of (including the amount of financing contemplated by) the Debt Commitment Letter) or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive agreement related thereto, and (iii) if for any reason Parent or Merger Subsidiary believes in good faith that (A) there is (or there is reasonably likely to be) a material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive agreement related thereto or (B) there is a material possibility that it will not be able to obtain all or any portion of the financing contemplated in the Debt Commitment Letter.
Article 8
Covenants of Parent and the Company
The parties hereto agree that:
Section 8.1Regulatory Authorizations and Consents.
(a)Subject to the terms and conditions of this Agreement, (i) the Company and Parent shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the Transactions, including preparing and filing as promptly as practicable with any Governmental Authority or other Third Party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, including under any applicable Antitrust Laws, and (ii) the Company shall use its reasonable best efforts, and Parent shall use its reasonable best efforts to cooperate with the Company, to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, in obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any

Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Transactions.
(b)In furtherance and not in limitation of the foregoing, each of Parent and the Company shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act and any other filings set forth in Section 8.1(b) of the Company Disclosure Schedule with respect to the Transactions as promptly as practicable and in any event within ten (10) Business Days of the date hereof and will respond as promptly as practicable to any requests for additional information and documentary material from any Governmental Authority and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act and Antitrust Laws as soon as practicable. Parent will pay all filing fees under the HSR Act and Antitrust Laws. Neither party will, and each will cause their respective Affiliates not to, take any action that would reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority with respect to the Transactions. Neither party will extend directly or indirectly any waiting period under the HSR Act (including by withdrawing and refiling any filing pursuant to the HSR Act) or enter into any agreement with a Governmental Authority to delay or not to consummate the transactions contemplated hereby, except upon mutual agreement by Parent and the Company.
(c)Each party to this Agreement shall promptly notify the other parties hereto of any oral or written communication it receives from any Governmental Authority relating to the matters that are the subject of Section 8.1, permit the other parties hereto to review in advance any written communication proposed to be made by such party (or its Representatives) to any Governmental Authority and provide the other parties hereto with copies of all correspondence, filings or other written communications between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement, subject to appropriate limitations on the exchange of competitively sensitive information consistent with Antitrust Laws (it being understood that such information will be made available on an outside counsel basis only). No party to this Agreement shall agree to participate in any meeting or substantive discussion with any Governmental Authority in respect of any such filings, investigation or other inquiry unless, to the extent reasonably practicable, it consults with the other parties hereto in advance and, to the extent reasonably practicable and permitted by such Governmental Authority, gives the other parties hereto the opportunity to attend and participate at such meeting. Subject to the Confidentiality Agreement and to appropriate limitations on internal valuation or the exchange of competitively sensitive information consistent with Antitrust Laws (it being understood that such information will be made available on an outside counsel basis only), the parties to this Agreement will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties hereto may reasonably request in connection with the foregoing and in seeking the expiration or termination of any applicable waiting period.
(d)Parent will, and will cause its Affiliates to, undertake reasonable best efforts to ensure that no (x) requirement for any non-action, consent or approval of the Federal Trade Commission, the Antitrust Division of the United States Department of Justice or other Governmental Authority, (y) decree, judgment, injunction, temporary restraining order or any other order in any Proceeding, or (z) other matter relating to any antitrust or competition law would preclude the Closing by the End Date. In furtherance of the foregoing, the reasonable best efforts of the Company and Parent under this Section 8.1 shall require that either party, in connection with the receipt of any regulatory approval, offer or agree to (i) sell or hold separate and agree to sell, divest, license or to discontinue or limit, before or after the Closing, any assets, businesses, licenses, rights or interest in any assets or businesses of (or held by) Parent, the Company, or any of their respective Affiliates (or to consent to any sale, or agreement to sell, license or discontinuance or limitation by Parent or the Company, as the case may be, of any of its assets, businesses, licenses or rights, including those of their respective Affiliates) or (ii) agree to any conditions relating to, or changes or restriction in, the operations of any such asset, businesses, licenses or rights ((i) and (ii) hereafter, a “Divestiture Action”) to the extent necessary to prevent the issuance of an Order or the establishment of any Law preliminarily or permanently restraining, enjoining or prohibiting the consummation of the Transactions by the End Date. Notwithstanding anything herein to the contrary, in no event will Parent or any of its Affiliates be required to propose or agree to (or to consent to the Company or any of its Subsidiaries proposing or agreeing to) any Divestiture Action that would, if such Divestiture Action were taken, reasonably be expected, individually or in the aggregate with any other Divestiture Actions, to have a materially adverse effect on the aggregate net benefits expected to be received by Parent arising from the Transactions.
(e)In the event any claim, action, suit, investigation or other Proceeding by any Governmental Authority or other Person is commenced which questions the validity or legality of the Transactions under Antitrust Laws, the parties hereto agree to cooperate and use reasonable best efforts to defend against such claim, action, suit, investigation or other Proceeding and, if any decree, judgment, injunction or other order is issued in any such action, suit or other Proceeding, to use reasonable best efforts to have such injunction or other order vacated, lifted, reversed or overturned and to cooperate reasonably regarding any other impediment to the consummation of the Transactions.
Section 8.2Proxy Statement and Registration Statement.
(a)As soon as reasonably practicable following the date hereof, (i) the Company and Parent shall cooperate in preparing, and the Company shall file with the SEC the Proxy Statement relating to the matters to be submitted to holder of Company Stock at the Company Stockholder Meeting, and (ii) the Company and Parent shall cooperate in preparing, and Parent shall file with the SEC, the Registration Statement (of which the Proxy Statement will be a part). The Company and Parent shall use reasonable best efforts to cause the Registration and the Proxy Statement to be filed with the SEC no later than thirty (30) days following the date hereof. The Company shall cause the Proxy Statement, and Parent shall cause the Registration Statement, to comply as to form and substance in all material respects with Applicable Law. Each of the Company and Parent shall use reasonable best efforts to ensure that none of the information supplied by it, any of its controlled Affiliates or its or their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement shall, (A) in the case of the Proxy Statement, at the time of filing with the SEC, on the date of mailing to stockholders of the Company, or at the time of the Company Stockholders Meeting, and (B) in the case of the Registration Statement, at the time of filing with the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, provided, that (1) the Company assumes no responsibility with respect to information supplied by or on behalf of Parent, its Subsidiaries or its or their respective Representatives for inclusion or incorporation by reference to the Proxy Statement or the Registration Statement, and (2) Parent and Merger Subsidiary assume no responsibility with respect to any information supplied by or on behalf of the Company or any of its Subsidiaries or its and their respective Representatives for inclusion or incorporation by reference in the Proxy Statement or the Registration Statement.
(b)Parent and the Company shall each use its commercially reasonable efforts to cause the Registration Statement to become effective under the Securities Act as soon as practicable after such filing, and Parent shall use commercially reasonable efforts to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Company shall use commercially reasonable efforts to file with the SEC and disseminate to the Company Stockholders the Proxy Statement in definitive form, as promptly as practicable after the date on which the Registration Statement becomes effective (such date, the “Clearance Date”).

(c)Each of the Company and Parent shall notify the other promptly upon the receipt of any written or oral requests by the SEC or its staff for an amendment or supplement to the Proxy Statement or the Registration Statement, any receipt of or comments from the SEC or its staff thereon, and responses thereto or requests by the SEC or its staff for additional information. Prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or filing the Registration Statement (or any amendment or supplement thereto), or responding to any comments of the SEC with respect to any of the foregoing, each of the Company and Parent (i) will provide the other with a reasonable opportunity to review and comment on such document or response (including the proposed final version of such document or response), (ii) will include in such document or response all comments reasonably proposed by the other, and (iii) will not file or mail such document or respond to the SEC prior to receiving the approval of the other, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that with respect to documents filed by a party that are incorporated by reference in the Proxy Statement or the Registration Statement, this right of approval shall apply only with respect to information relating to the other party, its Subsidiaries and its Affiliates, their business, financial condition or results of operations or the Transactions. If, prior to the Company Stockholder Meeting, any event occurs with respect to Company or any Subsidiary of Company, on the one hand, or Parent or Merger Subsidiary, on the other hand, or any change occurs with respect to information supplied by or on behalf of Company or Parent, respectively, for inclusion in the Proxy Statement or the Registration Statement or any information relating to Company, Parent or any of their Representatives shall be discovered by Company, Parent or Merger Subsidiary, that, in each case, is required to be described in an amendment of, or a supplement to, the Proxy Statement or the Registration Statement, Company or Parent, as applicable, shall promptly notify the other of such event, and Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement or the Registration Statement so that the Proxy Statement or the Registration Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, and, as required by Applicable Law, in disseminating the information contained in such amendment or supplement to Company’s stockholders.
(d)Parent and the Company shall each make all necessary filings with respect to the Merger and the Transactions under the 1933 Act and 1934 Act and applicable state securities laws and the rules and regulations thereunder, except qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process in any such jurisdiction. Parent will advise the Company, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order or the suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offer or sale in any jurisdiction. Parent will use commercially reasonable efforts to have any such stop order or suspension lifted, reversed or otherwise terminated (and the Company will cooperate as may be reasonably requested by Parent in writing in connection therewith).
Section 8.3Public Announcements. Parent and the Company have agreed to the text of the joint press release announcing the signing of this Agreement. Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the Transactions and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of the Nasdaq Capital Market, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party; provided that this Section 8.3 shall not restrict the Company from taking any actions expressly permitted under this Agreement in connection with any Acquisition Proposal or Intervening Event.

Section 8.4Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.
Section 8.5Notices of Certain Events. To the extent reasonably practicable and permitted by Applicable Law, each of the Company and Parent shall promptly notify the other of:
(a)any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the Transactions;
(b)subject to Section 8.1, any notice or other communication from any Governmental Authority in connection with the Transactions; and
(c)any Proceeding commenced or threatened against or otherwise affecting the Company or any of its Subsidiaries that would reasonably be expected, individually or in the aggregate, to be materially adverse to the Company and its Subsidiaries, taken as a whole.
Section 8.6Section 16 Matters. Prior to the Effective Time, the Company, the Company Board and Parent shall use reasonable best efforts as may be required to cause the Transactions and any disposition of Company Stock (including derivative securities with respect to Company Stock) or acquisition of Parent Common Stock, in connection with the Transactions by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.
Section 8.7Transaction Litigation. The Company shall notify Parent promptly of the commencement of any stockholder litigation brought or threatened in writing against the Company, any of its Subsidiaries or any of their respective present or former directors or officers arising out of or relating to this Agreement or the Transactions (“Transaction Litigation“) and shall keep Parent reasonably and promptly informed (including by providing copies of all pleadings with respect thereto) with respect to the status thereof. The Company shall not settle or offer to settle any Transaction Litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall (a) give Parent reasonable opportunity to participate in the defense or settlement of any Transaction Litigation, (b) consult in good faith with Parent with respect to the defense, settlement and prosecution of any Transaction Litigation, and (c) direct its counsel to consider in good faith Parent’s advice, comments, recommendations and suggestions relating to proposed strategy and other significant decisions with respect to such Transaction Litigation. The Company shall not cooperate with any Person that may seek to restrain, enjoin, prohibit or otherwise oppose the Transactions, and the Company shall consider in good faith Parent’s advice and recommendations with respect to any such effort to restrain, enjoin, prohibit or otherwise oppose the Transactions.
Section 8.8Takeover Laws. If the restrictions on business combinations in any Takeover Law (or provision in the certificate of incorporation or bylaws of the Company) becomes, or may purport to be, applicable to this Agreement or the Transactions, each of Parent, Merger Subsidiary and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Transactions may be consummated by the date required by Section 2.1(b) on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the restrictions on business combinations contained in any Takeover Law (or provision in the certificate of incorporation or bylaws of the Company).
Section 8.9Stock Exchange Listing; Delisting and Deregistration.

(a)Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with the Merger to be listed on the Nasdaq Stock Market (“Nasdaq”), subject to official notice of issuance, prior to the Effective Time, and the Company shall reasonably cooperate with Parent in connection therewith, including by providing all information reasonably requested by Parent in connection therewith.
(b)During the period between the date of this Agreement and the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under Applicable Laws and rules and policies of the Nasdaq Capital Market to enable the delisting by the Surviving Corporation of the Company Stock from the Nasdaq Capital Market and the deregistration of the Company Stock under the 1934 Act as promptly as practicable after the Effective Time, and in any event no more than the first Business Day that occurs ten (10) days after the Closing Date.
Article 9
Conditions to the Merger
Section 9.1Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver (where permissible pursuant to Applicable Law) of the following conditions:
(a)the Company Stockholder Approval shall have been obtained;
(b)no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Applicable Law (whether temporary, preliminary or permanent) that restrains, enjoins or otherwise prohibits the consummation of the Merger that is still in effect;
(c)(i) any applicable waiting periods (and any extensions thereof) applicable to the Transactions under the HSR Act, and any commitment to, or agreement with, any Governmental Authority in the United States to delay the consummation of, or not to consummate before a certain date, the transactions contemplated by this Agreement, shall have expired or been terminated, and (ii) any approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority under Antitrust Laws shall have been obtained or deemed obtained and shall remain in full force and effect.
(d)the Registration Statement shall have been declared effective by the SEC under the Securities Act, and no stop order suspending the Registration Statement shall have been issued by the SEC; and
(e)the shares of Parent Common Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.
Section 9.2Conditions to the Obligations of Parent and Merger Subsidiary. The obligations of Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction or waiver (where permissible under Applicable Law) of the following further conditions:
(a)the Company shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;
(b)(i) all of the representations and warranties of the Company contained in the first and second sentence of Section 4.5(a), the second sentence of Section 4.5(b), and the first sentence of Section 4.5(c) shall have been true and correct in all respects as of the date of this

Agreement and shall be true and correct in all respects (except, with respect to the second sentence of Section 4.5(a) and the second sentence of Section 4.5(b), for any de minimis inaccuracies) at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), (ii) all of the representations and warranties of the Company contained in Section 4.1, Section 4.2 and Section 4.23 (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (iii) all of the other the representations and warranties of the Company contained in this Agreement (disregarding all materiality and Material Adverse Effect qualifications contained therein) shall have been true and correct as of the date of this Agreement and shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(c)Since the date of this Agreement, there shall not have been a Material Adverse Effect; and
(d)Parent shall have received a certificate signed by an executive officer of the Company to the foregoing effect.
Section 9.3Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction or waiver (where permissible under Applicable Law) of the following further conditions:
(a)each of Parent and Merger Subsidiary shall have performed in all material respects all of its obligations hereunder required to be performed by it at or prior to the Effective Time;
(b)(i) all of the representations and warranties of Parent contained in Section 5.1, Section 5.2, and Section 5.7 shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct in all material respects at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time) and (ii) all of the other representations and warranties of Parent contained in this Agreement (disregarding all materiality and Parent Material Adverse Effect qualifications contained therein) shall have been true and correct in all material respects as of the date of this Agreement and shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties that by their terms address matters only as of another specified time, which shall be true only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect; and
(c)the Company shall have received a certificate signed by an executive officer of Parent to the foregoing effect.
Article 10
Termination

Section 10.1Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding receipt of the Company Stockholder Approval) as follows:
(a)by mutual written agreement of the Company and Parent;
(b)by either the Company or Parent, if:
(i)the Merger has not been consummated on or before July 29, 2027 (the “End Date”), which each of the Company and Parent may extend to a date not later than January 29, 2028 if the conditions set forth in Section 9.1(b) (if the Applicable Law or Order relates to Antitrust Laws) or Section 9.1(c) shall not have been satisfied prior to the End Date; provided that the right to terminate this Agreement pursuant to this Section 10.1(b)(i) shall not be available to a party if the failure of the Merger to be consummated by such time was primarily caused by the failure of such party to perform any of its obligations under this Agreement;
(ii)any Applicable Law shall have been enacted, issued, promulgated, enforced or entered by any Governmental Authority of competent jurisdiction that restrains, enjoins or otherwise prohibits consummation of the Merger, or any Order by a court or other Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting consummation of the Merger shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 10.1(b)(ii) shall not be available to a party if issuance, enforcement or entry of any such Applicable Law or Order, or such Order becoming final and non-appealable, was primarily caused by the failure of such party to perform any of its obligations under this Agreement;
(iii)at the Company Stockholder Meeting (including any adjournment or postponement thereof), the Company Stockholder Approval shall not have been obtained; or
(c)by Parent, if at any time prior to obtaining the Company Stockholder Approval, an Adverse Recommendation Change shall have occurred;
(d)by the Company, if at any time prior to obtaining the Company Stockholder Approval, (i) the Company has received a Superior Proposal that is not a result of a material breach of Section 6.3 and (ii) the Company concurrently enters into a definitive Alternative Acquisition Agreement concerning such Superior Proposal and, simultaneously with such termination, the Company pays the Termination Fee payable pursuant to Section 11.4;
(e)by Parent if (i) there shall have been a breach of any covenant or agreement on the part of the Company set forth in this Agreement or (ii) any representation or warranty of the Company set forth in Article 4 of this Agreement has become inaccurate, that would, in either case, (A) result in the conditions set forth in Section 9.2(a) or Section 9.2(b) not being satisfied, and (B) such breach is not curable by the End Date or, if earlier, within thirty (30) days, or, if curable, is not cured by the End Date or, if earlier, within thirty (30) days of notice by Parent to the Company of such breach; provided, that the right to terminate this Agreement pursuant to this Section 10.1(e) shall not be available to Parent if Parent or Merger Subsidiary is then in breach of any covenant, agreement, representation or warranty contained in this Agreement which breach would result in a failure of a condition set forth in Section 9.1 or Section 9.3;
(f)by the Company if (i) there shall have been a breach of any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement or (ii) any representation or warranty of Parent and Merger Subsidiary set forth in Article 5 of this Agreement has become inaccurate, that would, in either case, (A) result in the conditions set forth in Section 9.3(a) or Section 9.3(b) not being satisfied, and (B) such breach is not curable by the End Date or, if earlier, within thirty (30) days, or, if curable, is not cured by the End Date or, if earlier, within thirty (30) days of notice by the Company to Parent of such breach; provided, that the right to terminate this Agreement pursuant to this Section 10.1(f) shall not be available to the Company if the Company is then in breach of any covenant, agreement, representation or warranty contained in this Agreement which breach would result in a failure of a condition set forth in Section 9.1 or Section 9.2; or
(g)by the Company if (i) all of the conditions set forth in Section 9.1 and Section 9.2 (other than conditions that by their nature are to be satisfied at the Closing, so long as such conditions are capable of being satisfied at such time as if such time were the Closing) have been satisfied, (ii) Parent fails to consummate the Merger by the date on which Parent is required to consummate the Closing pursuant to Section 2.1(b), and (iii) the Company has irrevocably confirmed to Parent in writing (that has not been withdrawn or revoked) that (A) all of the conditions set forth in Section 9.1 and Section 9.3 (other than conditions that by their nature are to be satisfied at the Closing, so long as such conditions are capable of being satisfied at such time as if such time were the Closing) have been satisfied or, to the extent permissible, waived by the Company, and (B) the Company is prepared, willing and able to consummate the Closing, (iv) the Company shall have given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 10.1(g) and (v) Parent fails to consummate the Merger within three (3) Business Days following the delivery of such notice.
The party desiring to terminate this Agreement pursuant to this Section 10.1 (other than pursuant to Section 10.1(a)) shall give written notice of such termination to the other party specifying the provisions hereof pursuant to which such termination is being effected and describing the basis therefor in reasonable detail. Except as otherwise set forth above, any valid termination of this Agreement by either the Company or Parent pursuant to Section 10.1 shall be effective immediately upon the delivery of such written notice by the terminating party to the other party.
Section 10.2Effect of Termination. If this Agreement is validly terminated pursuant to Section 10.1, this Agreement shall become void and of no effect and the Transactions shall be abandoned without liability of any party (or any stockholder or Representative of such party) to any other party hereto; provided that:
(a)The provisions of this Section 10.2, the indemnification and reimbursement obligations in Section 6.7(c), Section 8.3, and Article 11 (and the corresponding definitions of any defined terms used in each of those sections) shall survive any termination hereof pursuant to Section 10.1.
(b)Neither the Company nor Parent shall be relieved or released from any liabilities or obligations (which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include the benefit of the bargain lost the non-breaching party (taking into consideration, to extent proven, opportunity costs, the time value of money and, in the case of the Company as the non-breaching party, the Merger Consideration payable to the Company’s stockholders) arising out of its Willful Breach or fraud prior to such termination. For purposes of this Agreement, “Willful Breach” means a material breach of this Agreement that is the consequence of a deliberate action or omission by any party if such party has actual knowledge that the taking of such action or the failure to take such action would be a material breach of this Agreement.
Article 11
Miscellaneous

Section 11.1Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Company, to:
Sanara MedTech Inc.
1200 Summit Avenue, Suite 414
Fort Worth, Texas 76102
Attention: Seth Yon
E-mail: syon@sanaramedtech.com
with a copy (which shall not constitute notice) to:
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
Attention: J. Mark Ray; Kyle G. Healy; Tyler W. Pate
E-mail:     mark.ray@alston.com; kyle.healy@alston.com; tyler.pate@alston.com if to the Parent or Merger Subsidiary, to:
MiMedx Group, Inc.
1775 West Oak Commons Ct. NE
Marietta, GA 30062
Attention: William “Butch” Hulse
E-mail: BHulse@mimedx.com

with a copy (which shall not constitute notice) to:
Greenberg Traurig, P.A.
401 East Las Olas Blvd.
Suite 2000
Fort Lauderdale, FL 33301
Attention: Flora Perez and Matthew Miller
E-mail: perezf@gtlaw.com; millerma@gtlaw.com

or to such other address as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.
Section 11.2No Survival of Representations, Warranties and Agreements. The representations, warranties and agreements contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time, except that any covenants and agreements that are to be performed in whole or in part after the Effective Time shall survive the Effective Time for the longest period permitted by Texas law.
Section 11.3Amendments and Waivers.
(a)Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under the TBOC without such approval having first been obtained.
(b)No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.
Section 11.4Expenses and Termination Fee.
(a)General. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.
(b)Termination Fee.
(i)If this Agreement is validly terminated by Parent pursuant to Section 10.1(c), then the Company shall pay to Parent the Termination Fee within two (2) Business Days after such termination, by wire transfer of immediately available funds to an account designated in writing by Parent.
(ii)If this Agreement is validly terminated by the Company pursuant Section 10.1(d), then the Company shall pay to Parent the Termination Fee concurrently with and as a condition to such termination, by wire transfer of immediately available funds to an account designated in writing by Parent.
(iii)If (A) this Agreement is validly terminated by Parent or the Company pursuant to Section 10.1(b)(i) or Section 10.1(b)(iii) or by Parent pursuant to Section 10.1(e); provided that in the case of termination by the Company pursuant to Section 10.1(b)(i), the failure of the Merger to be consummated by the End Date did not result from a breach by Parent of any covenant, agreement, representation or warranty contained in this Agreement which breach has resulted in a failure of a condition set forth in Section 9.1 or Section 9.3, (B) after the date of this Agreement and (x) prior to such termination in the case of a termination pursuant to Section 10.1(b)(i) or Section 10.1(e) or (y) prior to the Company Stockholder Meeting in the case of a termination pursuant to Section 10.1(b)(iii), an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company or the Company’s stockholders (in either case, whether or not withdrawn), and (C) within twelve (12) months following the date of such termination, (x) the Company shall have entered into an agreement, arrangement or understanding with respect to an Acquisition Proposal which is subsequently consummated or (y) an Acquisition Proposal shall have been consummated (provided that, for purposes of this clause (C), each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent the Termination Fee, in immediately available funds to an account designated in writing by Parent, immediately prior to the consummation of such Acquisition Proposal.
(iv)“Termination Fee” means $9,660,336.00.

(v)The parties agree and acknowledge that in no event shall the Company be required to pay the Termination Fee on more than one occasion.
(c)Parent Termination Fee.
(i)If this Agreement is validly terminated by the Company pursuant to Section 10.1(g), then Parent shall pay to the Company the Parent Termination Fee within two (2) Business Days after such termination, by wire transfer of immediately available funds to an account designated in writing by the Company.
(ii)“Parent Termination Fee” means $22,540,785.00.
(d)Each party acknowledges that the agreements contained in this Section 11.4 are an integral part of the Transactions and that, without these agreements, the other parties would not enter into this Agreement. Accordingly, if the Company fails promptly to pay any amount due pursuant to Section 11.4(b) and Parent commences a legal Proceeding against the Company to enforce this Agreement that results in a judgment against the Company for such amount, or if Parent commences a legal Proceeding against the Company as contemplated by Section 11.4(f) that results in a judgment for monetary damages against the Company, the Company shall also pay any costs and expenses incurred by Parent in connection with such legal Proceeding, together with interest on the amount of any unpaid fee, judgment, cost or expense at the publicly announced prime rate as published by the Eastern Edition of The Wall Street Journal (the “Prime Rate“) from the date such fee, judgment, cost or expense was required to be paid to (but excluding) the payment date (collectively, the “Parent Enforcement Expenses”). If Parent fails promptly to pay any amount due pursuant to Section 11.4(c) and the Company commences a legal Proceeding against Parent to enforce this Agreement that results in a judgment against Parent for such amount, or if the Company commences a legal Proceeding against Parent or Merger Subsidiary as contemplated by Section 11.4(e) that results in a judgment for monetary damages against Parent or Merger Subsidiary, Parent shall also pay any costs and expenses incurred by the Company in connection with such Proceeding, together with interest on the amount of any unpaid fee, judgment, cost or expense at the Prime Rate from the date such fee, judgment, cost or expense was required to be paid to (but excluding) the payment date (collectively, the “Company Enforcement Expenses”).
(e)Notwithstanding anything to the contrary in this Agreement, in the event that Parent and Merger Subsidiary fail to effect the Closing as and when required pursuant to Section 2.1(b) or otherwise breach this Agreement or fail to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance prior to the termination of this Agreement as permitted by Section 11.12, (i) the Company’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against (A) Parent and Merger Subsidiary, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of Parent or Merger Subsidiary or (C) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Parent Group”) in respect of this Agreement, any agreement executed in connection herewith, and the transactions contemplated hereby and thereby shall be (I) to terminate this Agreement in accordance with Article 10 and collect, if due, the Parent Termination Fee pursuant to Section 11.4(c) (including any Company Enforcement Expenses) from Parent, and (II) following the termination of this Agreement by either party, the Company’s right to seek monetary damages (including any Company Enforcement Expenses) from Parent in the event of Parent’s or Merger Subsidiary’s Willful Breach or fraud prior to the termination of this Agreement and (ii) upon payment of such amounts, no member of the Parent Group shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith, or the transactions contemplated hereby or thereby; provided, that, if the Company accepts the Parent Termination Fee pursuant to Section 11.4(c) (plus any Company Enforcement Expenses that may be owing Company) from Parent, the acceptance thereof by the Company shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company in connection with this Agreement and the Transactions (including as a result of Parent’s or Merger Subsidiary’s Willful Breach or fraud), and the Company shall not thereafter be entitled to bring or maintain any Proceeding or make any claim against Parent, Merger Subsidiary or any other member of the Parent Group for monetary damages); and provided, further, that in no event will the Company be entitled to (x) payment of both monetary damages and the Parent Termination Fee or (y) both (1) payment of any monetary damages and/or the Parent Termination Fee and (2) a grant of specific performance of this Agreement or any other equitable remedy against Parent or Merger Subsidiary that results in the Closing.
(f)Notwithstanding anything to the contrary in this Agreement, in the event that the Company fails to effect the Closing as and when required pursuant to Section 2.1(b) or otherwise breaches this Agreement or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for an order of specific performance prior to the termination of this Agreement as permitted by Section 11.12, (i) Parent’s and Merger Subsidiary’s sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) against (A) the Company and its Subsidiaries, (B) the former, current and future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of the Company or its Subsidiaries or (C) any future holders of any equity, partnership or limited liability company interest, controlling persons, directors, officers, employees, agents, attorneys, Affiliates, members, managers, general or limited partners, stockholders or assignees of any of the foregoing (collectively, the “Company Group”) in respect of this Agreement, any agreement executed in connection herewith and the transactions contemplated hereby and thereby shall be (I) to terminate this Agreement in accordance with Article 10 and collect, if due, the Termination Fee pursuant to Section 11.4(b) (including any Parent Enforcement Expenses) from the Company, and (II) following the termination of this Agreement by either party, Parent’s right to seek monetary damages from the Company in the event of the Company’s Willful Breach or fraud prior to the termination of this Agreement and (ii) upon payment of such amounts, no member of the Company Group shall have any further liability or obligation relating to or arising out of this Agreement, any agreement executed in connection herewith or the transactions contemplated hereby or thereby; provided, that, if Parent accepts the Termination Fee pursuant to Section 11.4(b) (plus any Parent Enforcement Expenses that may be owing Parent) from the Company, the acceptance thereof by Parent shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent in connection with this Agreement and the Transactions (including as a result of the Company’s Willful Breach or fraud), and Parent shall not thereafter be entitled to bring or maintain any Proceeding or make any claim against the Company, any of its Subsidiaries or any other member of the Company Group for monetary damages); and provided, further, that in no event will Parent and Merger Subsidiary be entitled to (1) payment of both monetary damages and the Termination Fee, or (2) both (x) payment of any monetary damages and/or the Termination Fee and (y) a grant of specific performance of this Agreement or any other equitable remedy against the Company that results in the Closing.
Section 11.5Binding Effect; Benefit; Assignment.
(a)Except as set forth in Section 7.4 and Section 10.2(b), the parties agree that their respective representations, warranties and covenants set forth in this Agreement are solely for the benefit of the other parties in accordance with and subject to the terms of this Agreement. This Agreement is not intended to, and will not, confer upon any other Person any rights or remedies hereunder, except (i) as set forth in or contemplated by Section 7.4; and (ii) from and after the Effective Time, the rights of the holders of shares of Company Restricted Stock and Company Options to receive the Restricted Stock Consideration or Option Consideration as set forth in Article 2, as applicable.
(b)No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Merger Subsidiary may transfer or assign its rights and obligations under this Agreement without the consent of the Company, in whole or from time to time in part, (i) to one or more of their Affiliates at any time; (ii) as security for any financing, including, without limitation, the Debt Financing, at any time; and (iii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Subsidiary of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Subsidiary.
Section 11.6Governing Law. This Agreement, and all Proceedings (whether in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by and construed in accordance with the laws of the State of Texas, without regard to the conflicts of law rules of such state.
Section 11.7Jurisdiction. All Proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the Transactions shall be heard and determined exclusively in Texas State court located in Dallas, Texas or, to the extent such court does not have jurisdiction, the U.S. District Court for the Northern District of Texas (Dallas Division), and the parties irrevocably submit to the exclusive jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such Proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Texas and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under Applicable Law or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.
Section 11.8WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE GUARANTEE OR THE TRANSACTIONS.
Section 11.9Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 11.10Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
Section 11.11Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
Section 11.12Specific Performance.
(a)The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that any breach of this Agreement would not be adequately compensated by monetary damages, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required, in addition to any other remedy to which they are entitled at law or in equity. The pursuit of specific enforcement by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.
(b)Notwithstanding anything herein to the contrary, it is acknowledged and agreed that the Company shall be entitled to seek specific performance of Parent’s obligations to consummate the Merger if and only if (i) all of the conditions set forth in Section 9.1 and Section 9.2 (other than conditions that by their nature are to be satisfied at the Closing, so long as such conditions are capable of being satisfied at such time as if such time were the Closing) have been satisfied as of the time when the Closing is required to have occurred pursuant to Section 2.1(b), (ii) the proceeds of the Debt Financing have been funded (or will be funded in accordance with the terms thereof at the Closing) in accordance with the terms of the Debt Commitment Letter, (iii) Parent fails to consummate the Merger by the date that is three (3) Business Days after the date on which Parent is required to consummate the Closing pursuant to Section 2.1(b), and (iv) the Company has irrevocably confirmed to Parent in writing (that has not been withdrawn or revoked) that (A) all of the conditions set forth in Section 9.1 and Section 9.3 (other than conditions that by their nature are to be satisfied at the Closing, so long as such conditions are capable of being satisfied at such time as if such time were the Closing) have been satisfied or, or the extent legally permitted, waived by the Company, (B) the Company is prepared, willing and able to consummate the Closing, and (C) the Closing will occur pursuant to Article 2 if specific performance is granted and the Debt Financing is funded in accordance with the Debt Commitment Letter. For the avoidance of doubt, while the Company shall have the right to seek (i) an injunction, specific performance or other equitable remedies in accordance with this Section 11.12 and (ii) payment of the Parent Termination Fee pursuant to Section 11.4(c), under no circumstances shall the Company, directly or indirectly, be permitted or entitled to receive both (A) a grant of specific performance or other equitable relief to cause the Closing to be consummated and the aggregate Per Share Merger Consideration to be paid, on the one hand, and (B) payment of the Parent Termination Fee and any Company Enforcement Expenses (if any), on the other hand.
Section 11.13No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no member of the Company Group and no member of the Parent Group shall have any liability for any obligations or liabilities of the parties to this Agreement or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the Transactions or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall the Company or any of its Affiliates or other member of the Company Group, on the one hand, and Parent, Merger Subsidiary or any of their respective Affiliates or other member of the Parent Group on the other hand, and each member of the Company Group and each member of the Parent Group agrees not to and to use commercially reasonable efforts to cause its respective controlled Affiliates and other members of the Company Group or other members of the Parent Group, as applicable, not to, seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any member of the Parent Group or any member of the Company Group, as applicable, that is not a party to this Agreement.
Section 11.14Debt Financing Sources. Notwithstanding anything herein to the contrary, the parties hereby agree that (a) no Debt Financing Source shall have any liability (whether in contract or in tort, in law or in equity, or granted by statute) for any claims, causes of action, obligations or losses arising under, out of, in connection with or related in any manner to this Agreement or based on, in respect of or by reason of this Agreement or its negotiation, execution, performance or breach (provided that nothing in this Section 11.14 shall limit the liability or obligations of such Debt Financing Source under any Debt Commitment Letter, the fee letter related thereto, any credit agreement or any other documents governing or evidencing the Debt Financing or any other financing provided by any Debt Financing Source); (b) except as may be set forth in any Debt Commitment Letter, the fee letter related thereto, any credit agreement or any other documents governing or evidencing the Debt Financing, any credit facilities or other financing provided by any Debt Financing Source, any action of any kind or description (whether at law, in equity, in contract, in tort or otherwise) involving any Debt Financing Source arising out of, in connection with, or relating to the Debt Financing, or the performance of services thereunder shall be subject to the exclusive jurisdiction of a state or federal court sitting in the City of New York (Borough of Manhattan), State of New York (and any appellate court thereof); (c) any interpretation of any agreements related to the Debt Financing will be governed by, and construed and interpreted in accordance with, the laws of the State of New York, without regard to principles of conflict of laws; (d) no party hereto will bring, permit any of their respective controlled Affiliates to bring, or support anyone else in bringing, any such Action in any other court; (e) the waiver of rights to trial by jury set forth in Section 11.8 applies to any such legal proceeding; (f) only Parent (including their permitted successors and assigns) and the other parties to any Debt Commitment Letter, the fee letter related thereto, any credit agreement or any other agreements governing the Debt Financing at their own direction shall be permitted to bring any claim against a Debt Financing Source for failing to satisfy any obligation to fund the Debt Financing pursuant to the terms of any such agreement; (g) no amendment or waiver of this Section 11.14, Section 11.5, Section 11.8 or any of the defined terms used herein or therein, including, but not limited to, the definitions of “Debt Financing” or “Debt Financing Sources” that is materially adverse to the Debt Financing Sources in their capacity as such shall be effective without the prior written consent of the lenders party to the agreements governing the Debt Financing to which such amendment is materially adverse; and (h) the Debt Financing Sources are express and intended third party beneficiaries of this Section 11.14, Section 11.5, Section 11.8 and any of the provisions in this Agreement reflecting the foregoing.
[The remainder of this page has been intentionally left blank;
the next page is the signature page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

SANARA MEDTECH INC. By: /s/ Seth Yon Name: Seth Yon Title: Chief Executive Officer
MIMEDX GROUP, INC. By: /s/ Joseph H. Capper Name: Joseph H. Capper Title: Chief Executive Officer
MUSTANG MERGER SUB, INC. By: /s/ William “Butch” Hulse Name: William “Butch Hulse” Title: Director

[Signature Page to Merger Agreement]

Exhibit 10.1
Execution Version
VOTING AGREEMENT

THIS VOTING AGREEMENT, dated as of July 29, 2026 (this “Agreement”), is entered into by and among MiMedx Group, Inc. (“Parent”), Sanara MedTech Inc. (the “Company”) and each Person identified on Exhibit A (each a “Stockholder” and, collectively, the “Stockholders”).

RECITALS:
WHEREAS, concurrently with the execution of this Agreement, Parent, Mustang Merger Sub, Inc. (“Merger Sub”); and the Company have entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other things, first, Merger Sub will merge with and into the Company, with the Company continuing as the surviving corporation of such merger (the “Merger”);
WHEREAS, as of the date hereof, each Stockholder either directly or through one of its affiliates is the record and beneficial owner of, and has the right to vote and dispose of, the number of Company Common Shares set forth opposite such Stockholder’s name on Exhibit A (the “Existing Shares”); and
WHEREAS, as a material inducement to Parent to enter into the Merger Agreement, Parent has requested each Stockholder to agree, and each Stockholder has agreed, to enter into this Agreement and abide by the covenants and obligations set forth herein with respect to the Covered Shares.
NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto agree as follows:
ARTICLE 1
GENERAL
Section 1.1Defined Terms. The following capitalized terms, as used in this Agreement, shall have the meanings set forth below. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Merger Agreement.
“Company Board” means the board of directors of the Company.
“Contemplated Transactions” means (i) all actions and transactions contemplated by the Merger Agreement, including the Merger, and (ii) all actions and transactions contemplated by this Agreement.
“Covered Shares” means the Existing Shares, together with any Company Shares that any Stockholder acquires, either beneficially or of record, on or after the date of this Agreement, including any Company Shares received as distributions, as a result of a split, reverse split, combination, merger, consolidation, reorganization, reclassification, recapitalization or similar transaction or upon exercise of any option, benefit award, warrant or other security or instrument exercisable, convertible or exchangeable into Company Shares.

LEGAL/51600349v5

“Permitted Transfer” means a Transfer of Covered Shares by any Stockholder: (a) if such Stockholder is an individual, (i) to any member of such Stockholder’s immediate family, (ii) to any trust or other estate planning vehicle for the direct or indirect benefit of such Stockholder or the immediate family of such Stockholder for bona fide estate planning purposes, (iii) by virtue of laws of descent and distribution following the death of such Stockholder, (iv) by operation of law or pursuant to an order of a court or other regulatory agency (including, for the avoidance of doubt, a domestic relations order, divorce settlement, divorce decree or separation agreement) or (v) to a partnership, limited liability company or other entity of which such Stockholder and/or the immediate family of such Stockholder are the legal and beneficial owners of all the outstanding equity securities or similar interests; (b) if such Stockholder is a corporation, partnership, limited liability company or other entity, (I) to another corporation, partnership, limited liability company or other entity that is an affiliate controlled by such Stockholder, (II) to one or more partners or members of such Stockholder or to an affiliate under common control with such Stockholder or (III) to any investment fund or other entity controlling, controlled by, managing or managed by or under common control with such Stockholder or affiliates of such Stockholder (including, for the avoidance of doubt, where such Stockholder is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); or (c) if such Stockholder is a trust or other estate planning vehicle, to any beneficiary of such Stockholder that receives Shares in a distribution from it for no consideration; provided, however, that a Transfer referred to in in clauses (a) – (c) shall be deemed a Permitted Transfer only if, as a precondition to such Transfer, the transferee agrees in a written document, reasonably satisfactory in form and substance to Parent, to be bound by all of the terms of this Agreement (without modification or condition other than the consummation of the Permitted Transfer).
“Support Period” means that period from the date of this Agreement until the Expiration Time.
“Transfer” means, directly or indirectly, to sell (including short sell), transfer, assign or otherwise dispose of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law, by gift, or otherwise), either voluntarily or involuntarily, or to enter into any option or other Contract with respect to the voting of or sale, transfer, conversion, assignment or other disposition of (whether by merger or consolidation (including by conversion into securities or other consideration as a result of such merger or consolidation), by tendering into any tender or exchange offer, by testamentary disposition, by operation of law or otherwise).
ARTICLE 2
VOTING
Section 2.1Agreement to Vote.
(a)During the Support Period, each Stockholder hereby irrevocably and unconditionally agrees that, at the Company Stockholder Meeting or any other meeting of the Company’s stockholders (whether annual or special and whether or not an adjourned or postponed meeting, however called, and including any adjournment or postponement thereof),
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and in any action by written consent of the Company’s stockholders, in each case at which any of the matters set forth in clauses (ii) or (iii) below is put to the vote of stockholders of the Company, such Stockholder shall, and shall cause any nominee and other holder of record of any of such Stockholder’s Covered Shares to:
(i)when any such meeting is held, appear at such meeting or otherwise cause all of such Stockholder’s Covered Shares to be counted as present thereat for the purpose of establishing a quorum, and when action by written consent of the Company’s stockholders is proposed, respond affirmatively to any such request for written consent;
(ii)vote (or act by written consent), or cause to be voted at such meeting (or validly execute and return and cause such written consent to be granted with respect to), all of such Stockholder’s Covered Shares in favor of (A) the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Merger, (B) each of the other actions expressly contemplated by the Merger Agreement and (C) any proposal (to the extent permitted by Section 6.2 of the Merger Agreement) to adjourn, recess or postpone the applicable meeting to a later date that is prior to the End Date if there are not sufficient votes at the applicable meeting to approve the Merger; and
(iii)vote (or act by written consent), or cause to be voted at such meeting (or validly execute and return and cause such written consent to be granted with respect to), all of such Stockholder’s Covered Shares against the following actions (other than the Merger and the Contemplated Transactions):  (A) any action or proposal to amend or waive any provision of the Company Charter or Company Bylaws for which the Stockholders have received at least 10 days’ prior written notice from either Parent or the Company that it reasonably expects that such action or proposal would (1) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement, or of any Stockholder contained in this Agreement, or (2) prevent, impede, interfere with, delay, postpone, or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Merger; (B) any Acquisition Proposal or any agreement related thereto; and (C) any other action which is intended, or would reasonably be expected, to result in any of the conditions to the consummation of the Merger under the Merger Agreement not being fulfilled.
(b)[Reserved.]
Section 2.2No Inconsistent Agreements. Each Stockholder hereby represents, covenants and agrees that, except for this Agreement, such Stockholder has not (a) entered into, and shall not, until this Agreement is terminated pursuant to Section 5.1, enter into any voting agreement or voting trust that is inconsistent with this Agreement or (b) granted, and shall not, until this Agreement is terminated pursuant to Section 5.1, grant a proxy, consent or power of attorney in any manner that would have the effect of preventing, materially delaying or disabling such Stockholder from performing any of its obligations under this Agreement. Each Stockholder hereby further covenants and agrees that, until this Agreement is terminated pursuant to Section 5.1, such Stockholder shall not take any other action in its capacity as the record holder or beneficial owner of Covered Shares, that would reasonably be expected to prevent or materially delay the consummation of the Contemplated Transactions or the performance by the Company of its obligations under the Merger Agreement.
Section 2.3No Obligation to Exercise Options or Other Securities. Nothing in this Agreement shall require any Stockholder to (a) convert, exercise or exchange any options, warrants or convertible securities in order to obtain any underlying Company Shares or (b) vote,
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or execute any consent with respect to, any Company Shares underlying such options, warrants or convertible securities that have not yet been issued as of the applicable record date for that vote or consent.
Section 2.4Proxy Card. Prior to the Expiration Time, each Stockholder shall promptly (but in any event no later than ten (10) Business Days prior to the Company Stockholder Meeting) execute and deliver to the Company or the Company’s proxy solicitor (or cause the holders of record of such Stockholder’s Covered Shares to execute and deliver to the Company or the Company’s proxy solicitor), any proxy card or voting instructions such Stockholder receives that is sent by the Company to its stockholders soliciting proxies with respect to any matter described in Section 2.1 which shall be voted in the manner described in Section 2.1, and such vote during the Support Period shall not be amended, withdrawn or rescinded.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES
Section 3.1Representations and Warranties of Stockholders. Each Stockholder, severally as to himself, herself or itself, and not jointly or jointly and severally, hereby represents and warrants to Parent as follows:
(a)Organization; Authorization; Validity of Agreement; Necessary Action. If such Stockholder is an entity, such Stockholder is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization. Such Stockholder has the requisite power and authority and/or capacity to execute and deliver this Agreement and to carry out its obligations hereunder. The execution and delivery by such Stockholder of this Agreement and the performance by such Stockholder of its obligations hereunder have been duly and validly authorized by such Stockholder and no other actions or proceedings are required on the part of such Stockholder to authorize the execution and delivery of this Agreement or the performance by such Stockholder of its obligations hereunder. This Agreement has been duly executed and delivered by such Stockholder and, assuming the due authorization, execution and delivery of this Agreement by Parent, constitutes a legal, valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(b)Ownership. As of the date hereof, such Stockholder is the record and beneficial owner of, and has good and valid title to, the Existing Shares set forth opposite such Stockholder’s name on Exhibit A free and clear of any Liens (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws). The Covered Shares owned by such Stockholder will be beneficially and legally owned by such Stockholder, except in the case of a Permitted Transfer of any Covered Shares. Except as provided for in this Agreement, such Stockholder, directly or indirectly, has sole or shared voting power, sole or shared power of disposition, sole or shared power to issue instructions with respect to the matters set forth in ARTICLE 2, and sole or shared power to agree to all of the matters set forth in this Agreement, in each case, with respect to all of the Covered Shares owned by such Stockholder, except in the case of a Permitted Transfer of Covered Shares. As of the date hereof, except for the Existing Shares, such Stockholder does not, directly or indirectly, legally or beneficially own or have any option, warrant or other right to acquire any Company Common Shares or other securities of the Company that are or may by their terms become entitled to vote or any securities that are convertible or exchangeable into or exercisable for any securities of the Company that are or may by their terms become entitled to vote, nor is such Stockholder subject to any Contract, other than this Agreement and the other Transaction Documents, that obligates such Stockholder to vote, acquire or dispose of any securities of the Company.
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(c)No Violation. Neither the execution and delivery of this Agreement by such Stockholder nor its performance of its obligations under this Agreement will (i) result in a violation or breach of, or conflict with any provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or result in the termination or cancellation of, any material Contract to which such Stockholder is a party, or give rise to a right of purchase under, or result in the creation of any Lien (other than pursuant to this Agreement or transfer restrictions under applicable securities Laws) upon, the Existing Shares owned by such Stockholder, (ii) violate any Law applicable to such Stockholder, or (iii) with respect to any Stockholder that is an entity, result in a violation or breach of or conflict with its certificate of incorporation, certificate of formation, bylaws, operating agreement, or other governing or constitutional documents, as applicable, except, in the case of clauses (i) and (ii), as would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of such Stockholder to perform its obligations hereunder.
(d)Consents and Approvals. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is necessary to be obtained or made by such Stockholder in connection with its execution, delivery and performance of this Agreement, except (i) as required by the rules and regulations promulgated under the Exchange Act, the Securities Act, or state securities, takeover and “blue sky” Laws, (ii) compliance with any applicable requirements of the HSR Act and any other applicable Competition Laws, (iii) the applicable rules and regulations of the SEC or any applicable stock exchange or (iv) as would not, individually or in the aggregate, reasonably be expected to restrict in any material respect, prohibit, impair in any material respect or materially delay the performance by such Stockholder of its obligations under this Agreement.
(e)Reliance by Parent. Such Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon such Stockholder’s execution and delivery of this Agreement and the representations, warranties, covenants and obligations of such Stockholder contained herein.
(f)Adequate Information. Such Stockholder acknowledges that it is a sophisticated party with respect to the Covered Shares and has adequate information concerning the business and financial condition of the Company to make an informed decision regarding the transactions contemplated by this Agreement and has, independently and without reliance upon Parent and based on such information as such Stockholder has deemed appropriate, made its own analysis and decision to enter into this Agreement. Such Stockholder acknowledges that Parent has not made and is not making any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement or in the Merger Agreement.
(g)Except for the representations and warranties expressly set forth in Section 2.2 or this Section 3.1 no Stockholder (nor any other Person on behalf of any Stockholder) makes any express or implied representation or warranty in connection with the transactions contemplated hereby, and each Stockholder hereby disclaims any other representations or warranties.
Section 3.2Representations and Warranties of Parent. Parent hereby represents and warrants to other parties hereto as follows:
(a)Parent is duly organized and validly existing and in good standing under the Laws of its jurisdiction of organization.
(b)Parent has the requisite power and authority to execute and deliver this Agreement and to carry out Parent’s obligations hereunder. The execution and delivery of this Agreement by Parent and the consummation of the transactions contemplated hereby have been duly authorized and approved by all requisite corporate action on the part of Parent and no other
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actions or proceedings are required on the part of Parent to authorize the execution and delivery of this Agreement or the performance by Parent of its obligations hereunder. This Agreement has been duly executed and delivered by Parent and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the Bankruptcy and Equity Exception.
(c)Parent acknowledges and agrees that no Stockholder has made, and no Stockholder is making, any representation or warranty of any kind (express or implied) (and Parent acknowledges and agrees that it has not relied, and disclaims reliance, on any such representation or warranty), except as expressly set forth in Section 2.2 or Section 3.1.
ARTICLE 4
OTHER COVENANTS
Section 4.1Prohibition on Transfers, Other Actions.
(a)During the Support Period, except for any Permitted Transfer, each Stockholder shall not Transfer any of such Stockholder’s Covered Shares. Any purported Transfer not in compliance with this Section 4.1(a) shall be null and void ab initio. Notwithstanding the foregoing, (i) direct or indirect transfers of equity or other interests in any Stockholder by its equityholders is not prohibited by this Section 4.1(a) and (ii) each Stockholder may make such Transfers of such Stockholder’s Covered Shares as Parent may agree to in writing.
(b)If during the Support Period any Stockholder attempts to Transfer (other than a Permitted Transfer) any of such Stockholder’s Covered Shares in violation of Section 4.1(a), such Stockholder hereby unconditionally and irrevocably (during the Support Period) instructs the Company to not, (i) permit any such Transfer on its books and records, (ii) issue a book-entry interest or a new certificate representing any of the Covered Shares or (iii) record such vote (including by written consent). In furtherance of the foregoing, each Stockholder hereby authorizes the Company to notify the Company’s transfer agent, and the Company agrees to notify its transfer agent, that there is a stop transfer order with respect to all of such Stockholder’s Covered Shares (and that this Agreement places limits on the voting and transfer of such Stockholder’s Covered Shares), subject to the provisions hereof and provided that any such stop transfer order and notice will immediately be withdrawn and terminated by the Company following the Expiration Time.
(c)During the Support Period, each Stockholder will not (solely in such Stockholder’s capacity as a stockholder of the Company) bring, commence, institute, maintain, prosecute or voluntarily aid any legal action or proceeding which challenges the validity of or seeks to enjoin the operation of any provision of the Merger Agreement or this Agreement; provided that such Stockholder shall not be prohibited from enforcing any of its rights under this Agreement or bringing any claim against Parent and/or Company for a breach hereof. In addition, each Stockholder agrees not to demand or commence an appraisal proceeding under Section 262 of the DGCL with respect to its Covered Shares.
(d)During the Support Period, each Stockholder shall not, and shall cause its Affiliates and its and their respective Representatives (on behalf of such Stockholder) not to, directly or indirectly, (i) solicit, initiate or induce, or knowingly take any action to facilitate, assist in or encourage the submission or announcement of, any Acquisition Proposal or (ii) enter into or participate in any discussions or negotiations with, furnish any non-public information relating to the Company or any of its Subsidiaries to, or afford access to the business, properties, assets, personnel, books or records of the Company or any of its Subsidiaries to any Third Party or its Representatives in connection with or in furtherance of any Acquisition Proposal.
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Notwithstanding the foregoing, to the extent that the Company is permitted to engage in any of the foregoing activities pursuant to Section 6.3 of the Merger Agreement, any Stockholder may participate in such activities and therefore shall not be subject to the restrictions in this Section 4.1(c) so long as such actions by such Stockholder would otherwise be permitted to be taken by the Company pursuant to Section 6.3 of the Merger Agreement.
(e)Each Stockholder shall, and shall cause its Affiliates, and shall direct its and their respective Representatives to, (i) cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Acquisition Proposal and (ii) cease providing any information to any Third Party or its Representatives with respect to the Company or any of its Subsidiaries, or their respective businesses, properties, assets, personnel, books or records, in connection with any Acquisition Proposal. Notwithstanding the foregoing, the restrictions in this Section 4.1(d) shall not apply with respect to any discussions or negotiations with respect to the Transfer of Covered Shares permitted by Section 4.1(a).
(f)For the avoidance of doubt, for the purposes of this Agreement, the Company shall not be deemed an Affiliate of any Stockholder, and any officer, director, employee, agent or advisor of the Company (in each case, in their capacities as such), shall not be deemed a Representative of any Stockholder.
Section 4.2Further Assurances. Each of the parties hereto agrees that it will use its reasonable best efforts to do all things reasonably necessary to effectuate this Agreement.
ARTICLE 5
MISCELLANEOUS
Section 5.1Termination. This Agreement shall remain in effect until the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, (b) the Effective Time, (c) the termination of this Agreement by written agreement of the parties hereto, (d) the Company Board effecting an Adverse Recommendation Change in accordance with the terms of the Merger Agreement or (e) such date and time as the Merger Agreement shall have been, without the prior written consent of the Stockholders, amended or supplemented, or any provision thereof waived, in a manner that changes the form of the consideration or reduces the amount of the Merger Consideration payable (or issuable) in respect of any Covered Shares (other than, for the avoidance of doubt, adjustments in accordance with the terms of the Merger Agreement or any increase in the Merger Consideration), in which case this Agreement shall automatically terminate and be of no further force and effect with respect to all parties hereto (the time of such termination, the “Expiration Time”). The representations, warranties and covenants of the Stockholders contained in this Agreement shall expire at the Expiration Time. Nothing in this Section 5.1 and no termination of this Agreement shall relieve or otherwise limit any party of liability for any breach of this Agreement occurring prior to such termination.
Section 5.2No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Covered Shares. All rights, ownership and economic benefit relating to the Covered Shares shall remain vested in and belong to each Stockholder, and Parent shall have no authority to direct any Stockholder in the voting or disposition of any of the Covered Shares except as otherwise provided herein.
Section 5.3Publicity. Each Stockholder hereby authorizes the Company and Parent to include and disclose in any press release, the Registration Statement, the Proxy Statement, and in such other schedules, certificates, applications, agreements or documents as Parent and the Company reasonably determine to be necessary or appropriate (as required by applicable Law) in
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connection with the consummation of the Merger and the Contemplated Transactions, such Stockholder’s identity and ownership of the Covered Shares, and the nature of such Stockholder’s commitments, arrangements and understandings pursuant to this Agreement. Each Stockholder acknowledges that each of the Company and Parent may, in its sole discretion, file a form of this Agreement with the SEC or any other Governmental Authority or securities exchange. Parent and the Company hereby authorize each Stockholder to disclose this Agreement and the Contemplated Transactions in any reports required to be filed by such Stockholder or any of its affiliates under the Exchange Act or otherwise as required by Law. Each party hereto agrees to promptly provide to the other parties any information it may reasonably require for the preparation of any such disclosure documents, and each party agrees to promptly notify the other parties of any required corrections with respect to any information supplied by such party specifically for use in any such disclosure document, if and to the extent that any such information shall have become false or misleading in any material respect.
Section 5.4Notices. All notices, requests and other communications to any party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given,
If to Parent, to:
MIMEDX GROUP, INC.
1775 West Oak Common Ct. NE
Marietta, GA 30062
Attention: William “Butch” Hulse
E-mail: BHulse@mimedx.com

with copies to:
Greenberg Traurig, P.A.
401 East Las Olas Blvd.
Suite 2000
Attention: Flora Perez and Matthew Miller
E-mail: perezf@gtlaw.com; millerma@gtlaw.com
If to the Company (prior to the Closing), to:
SANARA MEDTECH INC.
1200 Summit Avenue, Suite 414
Forth Worth, Texas 76102
Attention:  Seth Yon
E-mail:  syon@sanaramedtech.com

with copies to:
Alston & Bird LLP
One Atlantic Center
1201 West Peachtree Street
Atlanta, GA 30309
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Attention: J. Mark Ray; Kyle G. Healy; Tyler w. Pate
E-mail:     mark.ray@alston.com; kyle.healy@alston.com; tyler.pate@alston.com
If to any Stockholder, to the address set forth next to such Stockholder’s name on Exhibit A.
Section 5.5Mutual Drafting; Interpretation. Each party to this Agreement has participated in the drafting of this Agreement, which each such party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Annexes” are intended to refer to Sections of this Agreement and Exhibits and Annexes to this Agreement. The words “hereof,” “hereto,” “hereby,” “herein,” “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular Section or Article in which such words appear. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. If the last day of a period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement is not a Business Day, the period shall end on the immediately following Business Day.
Section 5.6Counterparts. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Any such counterpart, to the extent delivered by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”) shall be treated in all manner and respects as an original counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such party forever waives any such defense, except to the extent such defense relates to lack of authenticity. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).
Section 5.7Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.
Section 5.8Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.
(a)This Agreement, and all Proceedings (whether in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement or the Transactions, shall be governed by and construed in
9

accordance with the laws of the State of Texas, without regard to the conflicts of law rules of such state.
(b)All Proceedings (whether at law, in contract, in tort or otherwise) arising out of or relating to this Agreement, the negotiation, validity or performance of this Agreement or the Transactions shall be heard and determined exclusively in Texas State court located in Dallas, Texas or, to the extent such court does not have jurisdiction, the U.S. District Court for the Northern District of Texas (Dallas Division), and the parties irrevocably submit to the exclusive jurisdiction of such court (and, in the case of appeals, the appropriate appellate court therefrom), in any such Proceeding and irrevocably waive the defense of an inconvenient forum to the maintenance of any such Proceeding. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Texas and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the parties hereto. The parties agree that service of any court paper may be made in any manner as may be provided under Applicable Law or court rules governing service of process in such court. The parties hereto agree that a final judgment in any such Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Applicable Law.
(c)EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT, THE GUARANTEE OR THE TRANSACTIONS.
Section 5.9Amendment. Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective.
Section 5.10Waiver. Parent may extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any breach of the representations and warranties of the other contained herein or in any document delivered pursuant hereto, and waive compliance by the other parties hereto with any of the agreements or covenants contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by Parent, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.
Section 5.11Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement were not performed in accordance with the terms hereof and that any breach of this Agreement would not be adequately compensated by monetary damages, and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, without proof of actual damages or inadequacy of legal remedy and without bond or other security being required, in addition to any other remedy to which they are entitled at law or in equity. The pursuit of specific enforcement by any party hereto will not be deemed an election of remedies or waiver of the right to pursue any other right or remedy (whether at law or in equity) to which such party may be entitled at any time.
Section 5.12Stockholder Capacity. Notwithstanding anything contained in this Agreement to the contrary, the representations, warranties, covenants and agreements made herein by each Stockholder are made solely with respect to such Stockholder and its Covered Shares. Each Stockholder is entering into this Agreement solely in its capacity as the owner (or as a trust whose beneficiaries are the beneficial owners), directly or indirectly, of its Covered
10

Shares and nothing herein shall limit or affect any actions or omissions by such Stockholder (or any designee or affiliate serving in his or her capacity as a director on the Company Board or an officer of the Company) in any other capacity (including as a director or officer of the Company).
Section 5.13Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any such term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner that will achieve, to the maximum extent possible, the economic, business and other purposes of such void or unenforceable provision.
Section 5.14Expenses. Except as otherwise expressly provided herein or in the Merger Agreement, all fees and expenses incurred in connection with this Agreement and the actions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger are consummated.
Section 5.15Non-Recourse. This Agreement may only be enforced against, and any claim, action, suit or other Proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the Persons that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, trustee, beneficiary, settlor, agent, attorney, representative or affiliate of any Stockholder shall (unless itself a Stockholder) have any liability (whether in contract or in tort) for any obligations or liabilities arising under, in connection with or related to this Agreement or for any claim or proceeding (whether in tort, contract or otherwise) based on, in respect of, or by reason of, the transactions contemplated hereby.
Section 5.16Successors and Assigns; Third Party Beneficiaries.
(a)Except in connection with a Permitted Transfer, in each case, effected pursuant to this Agreement, neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party hereto without the prior written consent of the other parties hereto, and any such assignment without such prior written consent shall be null and void. Any assignment in violation of the foregoing shall be null and void. Subject to the preceding two sentences, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and assigns.
(b)This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.
[Signature pages follow.]

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IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

PARENT

MIMEDX GROUP, INC.

By: /s/ Joseph H. Capper
Name: Joseph H. Capper
Title: Chief Executive Officer
[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

COMPANY

SANARA MEDTECH INC.

By: /s/ Seth D. Yon
Name: Seth D. Yon
Title: President and Chief Executive Officer

[Signature Page to Voting Agreement]

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

    /s/ Ronald T. Nixon
    Ronald T. Nixon

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

    /s/ Brad Gurasich
    Brad Gurasich

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

    CGI CELLERATE RX, LLC

        By: Catalyst Rochal, LLC, its sole member

    By: /s/ Ronald T. Nixon
    Name: Ronald T. Nixon
    Title: Manager

    By: /s/ Brad Gurasich
    Name: Brad Gurasich
    Title: Manager

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

    FA SANARA, LLC

        By: Family Alignment, LLC, its manager

            By: The Catalyst Group, Inc., its
            manager

    By: /s/ Ronald T. Nixon
    Name: Ronald T. Nixon
    Title: Authorized Signatory

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

    CATALYST ROCHAL, LLC

    By: /s/ Ronald T. Nixon
    Name: Ronald T. Nixon
    Title: Manager

    By: /s/ Brad Gurasich
    Name: Brad Gurasich
    Title: Manager

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

    THE CATALYST GROUP, INC.

    By: /s/ Ronald T. Nixon
    Name: Ronald T. Nixon
    Title: Authorized Signatory

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

    FAMILY ALIGNMENT, LLC

        By: The Catalyst Group, Inc., its manager

    By: /s/ Ronald T. Nixon
    Name: Ronald T. Nixon
    Title: Authorized Signatory

IN WITNESS WHEREOF, each of the parties hereto has caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

    ROCHAL INDUSTRIES, LLC

        By: Catalyst Rochal, LLC, its member

    By: /s/ Ronald T. Nixon
    Name: Ronald T. Nixon
    Title: Manager

    By: /s/ Brad Gurasich
    Name: Brad Gurasich
    Title: Manager

MIMEDX to Acquire Sanara MedTech

Transformational Combination Creates a Leading Regenerative Medicine Company Across Numerous Surgical Subspecialties

Accelerates MIMEDX’s Strategic Priority to Expand Surgical Footprint, Nearly Doubling Surgical Revenue

Immediately Accretive to Revenue Growth, Gross Margin and Adjusted EBITDA Margin

Anticipates Over $20 Million in Run-Rate Cost Synergies

Conference Call to Discuss Transaction Alongside MIMEDX’s Second Quarter 2026 Operating and Financial Results Today at 4:30pm EDT

MARIETTA, Ga. and FORT WORTH, Tx., July 29, 2026 -- MiMedx Group, Inc. (Nasdaq: MDXG) (“MIMEDX” or the “Company”) and Sanara MedTech Inc. (“Sanara,” “Sanara MedTech”) (Nasdaq: SMTI) today announced that they have entered into a definitive merger agreement under which MIMEDX will acquire all of the outstanding shares of Sanara in a cash and stock transaction valued at $35 per Sanara share with a total enterprise value of approximately $350 million.
Sanara is solely focused on developing and commercializing regenerative products for surgical markets. With technologies targeting multiple, large addressable markets and a compelling financial profile, Sanara has a track record of delivering double-digit revenue growth as it has built its surgical commercial presence. This transaction would combine MIMEDX’s high-growth, best-in-class surgical portfolio with Sanara’s innovative surgical technologies across collagen particulate, wound irrigation and bone fixation. In addition to Sanara’s industry-leading CellerateRX® Surgical Powder, BIASURGE® Advanced Surgical Solution and additional soft tissue and musculoskeletal products, it is working towards a 2027 commercial launch of OsStic™ BioAdhesive Advanced Bone Fixation, a Breakthrough Device as designated by the U.S. Food & Drug Administration.

“We are thrilled to announce the planned combination with Sanara MedTech and look forward to welcoming their team to the MIMEDX family in the near future,” stated Joseph H. Capper, MIMEDX Chief Executive Officer. “Over the last several years, MIMEDX has demonstrated the ability to drive strong, double-digit growth in surgical end markets. With Sanara, we will accelerate this effort and meaningfully expand our reach across several subspecialties. On a combined basis, 2027 total revenue is expected to be well in excess of $400 million with an adjusted EBITDA margin expected to be over 20%.”

“This exciting transaction brings together two highly focused organizations with deep benches of talent and strong momentum in the surgical space,” said Seth Yon, Sanara’s President and Chief Executive Officer. "By combining Sanara with MIMEDX’s broad portfolio, robust commercial capabilities and commitment to innovation, we will be positioned to deepen our existing distributor relationships while expanding our presence in the operating room. The Sanara Board of Directors conducted a robust process and determined that the resulting transaction delivers a compelling and certain cash premium to shareholders while providing the opportunity to participate in the future value creation of the combined company. I am grateful to the outstanding Sanara team for their focus, hard work and dedication, and I look forward to bringing our teams together to build a stronger business with even greater opportunity in surgical care.”

Strategic and Financial Benefits of the Transaction

This merger of MIMEDX and Sanara is expected to result in a stronger long-term growth profile with significantly expanded addressable markets and positions the combined company as a leader in regenerative medicine solutions for the operating room.

•Expands Product Offering with Differentiated, Innovative Technologies: The combination creates a larger, more diversified surgical technology platform, combining Sanara’s portfolio of proprietary, evidence-based surgical solutions, including CellerateRX Surgical Powder, BIASURGE Advanced Surgical Solution, a no-rinse irrigation solution, and exclusive distribution rights to OsStic BioAdhesive Advanced Bone Fixation, a synthetic injectable bio-adhesive, with MIMEDX's growing surgical business, further diversifying the combined company beyond soft tissue into adjacent and complementary areas such as musculoskeletal applications.
•Adds Significant Commercial Scale Through Distribution Network: Sanara's well-established U.S. hospital and surgical call-point relationships are positioned to meaningfully extend MIMEDX's commercial footprint and accelerate adoption of both companies' products across a larger, more diversified surgical customer base.

•Immediately Accretive to Financial Profile: The transaction meaningfully shifts the combined business mix, nearly doubling MIMEDX’s surgical revenue. On a combined basis, 2027 total revenue is expected to be well in excess of $400 million with an Adjusted EBITDA margin expected to be over 20%, inclusive of over $20 million of anticipated run-rate cost synergies, driving strong profitability post-close. The transaction is expected to be immediately accretive to MIMEDX's revenue growth rate, building on MIMEDX's recent surgical segment momentum.
•Strong Cultural Fit and Deep Expertise Expands Ability to Support Customers: MIMEDX and Sanara share a common, patient-first mission grounded in evidence-based healing and improved clinical outcomes. Sanara's and MIMEDX’s teams are expected to integrate seamlessly, bringing deep, long-standing relationships with surgeons and hospital customers that will strengthen the combined organization's ability to support physicians every day.

Transaction Details
Under the terms of the agreement, Sanara shareholders will receive $33.00 in cash and 0.4735 shares of MIMEDX common stock for each share of Sanara common stock they own, which represents a value of $2.00 per share, calculated based on the average closing price of MIMEDX common stock of $4.22 for the last five consecutive trading days through and including July 28, 2026. The merger consideration represents a premium of 46% to Sanara’s 30-day volume weighted average share price as of July 28, 2026.

MIMEDX expects to finance the cash portion of the transaction through a combination of cash on hand and a new, committed debt financing in the form of a $300 million term loan, which has been secured with Hayfin Capital Management, LLP. In connection with the execution and delivery of definitive documentation with respect to the debt financing by Hayfin, MIMEDX’s existing credit agreement will be terminated and all amounts outstanding will be repaid in full.

The transaction has been unanimously approved by the board of directors of both companies and is expected to close by the end of the year, subject to approval by Sanara shareholders, the receipt of required regulatory approvals and other customary closing conditions.

MIMEDX Second Quarter 2026 Operating and Financial Results
Alongside today’s announcement, the Company has also issued a press release announcing its second quarter 2026 operating and financial results. Please refer to that release, which can be found in the Investor Relations section of the Company’s website at investors.mimedx.com.

Conference Call
MIMEDX will host a conference call on Wednesday, July 29, 2026, at 4:30pm Eastern Time, during which the Company will discuss the transaction as well as its second quarter operating and financial results.

The live webcast and presentation will be accessible through the Investor Relations section of the Company’s website at investors.mimedx.com.

The conference call can be accessed using the following information:

Webcast: Click here
U.S. Investors: 877-407-6184
International Investors: 201-389-0877
Conference ID: 13761338

A replay of the webcast will be available for approximately 30 days on the Company’s website at investors.mimedx.com following the conclusion of the event.

Advisors
Centerview Partners LLC is serving as exclusive financial advisor for MIMEDX; Greenberg Traurig LLP is serving as legal advisor for MIMEDX.

Truist Securities, Inc. is serving as exclusive financial advisor for Sanara; Alston & Bird LLP is serving as legal advisor for Sanara.

About MIMEDX
MIMEDX is a pioneer and leader focused on helping humans heal. With more than a decade and a half of helping clinicians manage chronic and other hard-to-heal wounds, MIMEDX provides a leading portfolio of products for applications in the wound care, burn, and surgical sectors of healthcare. The Company’s vision is to be the leading global provider of healing solutions through relentless innovation to restore quality of life. For additional information, please visit www.mimedx.com.

About Sanara MedTech Inc.

Sanara MedTech Inc. is a medical technology company focused on developing and commercializing transformative technologies to improve clinical outcomes and reduce healthcare expenditures in the surgical market. Sanara develops, markets and distributes surgical products for use by physicians and clinicians in hospitals. Each of Sanara’s products and technologies are designed to achieve the goal of providing better clinical outcomes at a lower overall cost for healthcare systems. Sanara’s products are primarily sold in the United States surgical tissue repair market. Sanara markets and distributes CellerateRX® Surgical Collagen Powder, BIASURGE® Advanced Surgical Solution, FORTIFY TRG® Tissue Repair Graft and FORTIFY FLOWABLE® Extracellular Matrix, as well as a portfolio of advanced biologic products including: ACTIGEN® Verified Inductive Bone Matrix, ALLOCYTE® Plus Advanced Viable Bone Matrix, BiFORM® Bioactive Moldable Matrix and TEXAGEN® Amniotic Membrane Allograft to the surgical market. Sanara believes it can drive its pipeline from concept to preclinical and clinical development while meeting quality and regulatory requirements. Sanara strives to be one of the most innovative and comprehensive providers of effective surgical solutions and is continually seeking to expand its offerings for patients requiring treatments in the United States. For more information, please visit SanaraMedTech.com.

Important Cautionary Statement

This press release includes forward-looking statements, including statements regarding (i) our expectations for future financial results, including revenue and Adjusted EBITDA margin; (ii) the expected strategic and financial benefits of the proposed combination with Sanara, including anticipated cost synergies and the impact to our financial profile; (iii) the expected expansion of our surgical business following the proposed transaction; (iv) the anticipated timing, completion and financing of the proposed transaction; (v) our plans and expectations for the combined company following the closing of the proposed transaction; (vi) anticipated product launches of Sanara; and (vii) the total addressable market. Additional forward-looking statements may be identified by words such as "believe," "expect," "may," "plan," "goal," "outlook," "potential," "will," "preliminary," "anticipate," "positioned," "strategy," and similar expressions, and are based on management's current beliefs and expectations.

Forward-looking statements are subject to risks and uncertainties, the Company cautions investors against placing undue reliance on such statements. Actual results may differ materially from those set forth in the forward-looking statements. Factors that could cause actual results to differ from expectations include: (i) future sales are uncertain and are affected by competition, access to customers, patient access to healthcare providers, the new reimbursement environment, and many other factors; (ii) the Company may change its plans due to unforeseen or evolving circumstances or market conditions; (iii) the results of scientific research are uncertain and may have little or no value; (iv) changes in the size of the addressable market for our products; (v) the inability of the Company to successfully or timely consummate the acquisition of Sanara, including as a result of the failure to obtain required Sanara shareholder approval, required regulatory approvals, or the satisfaction of other customary closing conditions; (vi) if the acquisition is consummated, the failure to realize the anticipated benefits or synergies of the acquisition in the timeframe expected or at all; and (vii) difficulties in integrating the operations, personnel and commercial capabilities of the Company following the closing of the transaction. The Company describes additional risks and uncertainties in the Risk Factors section of its most recent annual report and quarterly reports filed with the Securities and Exchange Commission. Any forward-looking statements speak only as of the date of this press release and the Company assumes no obligation to update any forward-looking statement.

Important Information and Where to Find It

In connection with the proposed transaction, MIMEDX intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Sanara and that also constitutes a prospectus of MIMEDX. Each of MIMEDX and Sanara may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that MIMEDX or Sanara may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Sanara. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about MIMEDX, Sanara and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by MIMEDX will be available free of charge on MIMEDX ’s website at https://investors.mimedx.com/. Copies will also be available at no charge at the Investor Relations section of Sanara’s website at https://ir.sanaramedtech.com/.
Participants in the Solicitation
Sanara, MIMEDX and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Sanara, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Sanara’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 17, 2026. Information about the directors and executive officers of MIMEDX, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in MIMEDX ’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on April 29, 2026. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Sanara and MIMEDX using the sources indicated above.
No Offer or Solicitation
 This communication does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

MIMEDX Contact:
Matt Notarianni
Investor Relations
470-304-7291
mnotarianni@mimedx.com

Sanara MedTech Contact:

Walter Frank/John Nesbett
IMS Investor Relations
wfrank@imsinvestorrelations.com

MIMEDX to Acquire Sanara MedTech

July 29, 2026

MIMEDX

MIMEDX to Acquire Sanara MedTech July 29, 2026

Disclaimer FORWARD-LOOKING STATEMENTS Please note that in this presentation the Company may discuss events or results that have not yet occurred or been realized, commonly referred to as forward-looking statements. Such discussion and statements may contain words such as “expect,” “anticipate,” “will,” “should,” “believe,” “intend,” “plan,” “estimate,” “predict,” “seek,” “continue,” “outlook,” “may,” “might,” “should,” “can have,” “have,” “likely,” “potential,” “target,” “indicative,” “illustrative,” and variations of such words and similar expressions, and relate in this presentation, without limitation, to statements, beliefs, projections and expectations about future events. Such statements are based on the Company’s expectations, intentions and projections regarding the Company’s future performance, anticipated events or trends and other matters that are not historical facts. Such forward looking statements include statements relating to, among other things, the Company’s expectations with respect to the (i) timing for completion of the business combination, (ii) results, benefits and synergies of the business combination, (iii) future financial performance and condition, including estimated combined surgical revenue, combined leverage ratio, and Adjusted EBITDA margin, (iv) benefits of the business combination to the Company’s shareholders and (v) management’s estimates regarding the combined financial information. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements, including: (i) economic conditions, competition, political risks, and other risks that may affect the Company’s future performance, including the impacts of inflationary pressures and other macroeconomic factors on the Company’s business, markets, supply chain, customers and workforce, on the credit and financial markets, and on the global economy generally; (ii) the future market for the Company’s products can depend on regulatory approval of such products, which might not occur at all or when expected, and is based in part on assumptions regarding the number of patients who elect less acute and more acute treatment than the Company’s products, market acceptance of the Company’s products, and adequate reimbursement for such therapies; (iii) failure to realize the anticipated benefits of the Company’s acquisitions and acquisition strategy; (iv) failure to realize expected benefits from the Company’s other business strategies; (v) the possibility that stockholders of Sanara MedTech may not approve the Merger Agreement; (vi) the risk that a condition to closing may not be satisfied, that either party may terminate the Merger Agreement or that the closing might be delayed or not occur at all; (vii) potential adverse reactions or changes to business or employee relationships (viii) adverse developments in the credit markets which could impact the Company’s ability to secure financing in the future; (ix) the process of obtaining regulatory clearances or approvals to market a biological product or medical device from the FDA or similar regulatory authorities outside of the U.S. is costly and time consuming, and such clearances or approvals may not be granted on a timely basis, or at all, and the ability to obtain the rights to market additional, suitable products depends on negotiations with third parties which may not be forthcoming; (x) future sales are uncertain and are affected by competition, access to customers, patient access to hospitals and healthcare providers, the reimbursement environment and many other factors; (xi) changes in applicable laws or regulations, including environmental, health and safety regulations; (xii) the possibility that the Company may be adversely affected by other economic, business, and/or competitive factors; (xiii) market and economic conditions, or the Company’s financial performance or determinations following the date of this presentation to use the Company’s funds for other purposes; (xiv) geopolitical risks; and (xv) other risks and uncertainties, including those discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on February 25, 2026 under the heading “Risk Factors.” Given these risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements. Additional information concerning these risks, uncertainties and other factors that could cause actual results to vary is, or will be, included in the reports filed by the Company with the Securities and Exchange Commission. Forward-looking statements included in this presentation speak only as of the date hereof and, except as required by applicable law, the Company does not undertake any obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or circumstances, after the date of this presentation. NON-GAAP FINANCIAL MEASURES This presentation contains Adjusted EBITDA, Adjusted EBITDA Margin and Combined Surgical Revenue which are non-U.S. GAAP financial measures within the meaning of Regulation G promulgated by the Securities and Exchange Commission. The presentation of the estimated combined financial information of the Company and Sanara MedTech, is not in accordance with GAAP and is presented for illustrative purposes only and does not indicate the financial results of the combined company. Such presentation is not in accordance with Article 11 of Regulation S-X and may differ from the pro forma presentation to be included in the registration statement and other materials when they are filed with the SEC in connection with the transactions contemplated by the Merger Agreement dated July 29, 2026 (the “Transactions”). We believe that for purposes of discussion and analysis, the estimated combined financial information is useful for management and investors to assess the estimated combined financial and operational performance. As used in this presentation, Adjusted EBITDA consists of GAAP net income excluding: (i) depreciation, (ii) amortization of intangibles, (iii) interest (income) expense, net, (iv) income tax provision, (v) share-based compensation, (vi) investigation, restatement and related expenses, (vii) expenses related to disbanding of the Regenerative Medicine business unit, (viii) strategic legal and regulatory expenses, (ix) transaction-related expenses, (x) impairment of intangible assets, and (xi) reorganization expenses. Adjusted EBITDA Margin is defined as Adjusted EBITDA divided by Revenue. Combined Surgical Revenue is defined as the Company’s surgical revenue plus Sanara’s total revenue. While the Company believes these non-U.S. GAAP measures are useful in evaluating the Company’s performance, this information should be considered as supplemental in nature and not as a substitute for or superior to the related financial information prepared in accordance with U.S. GAAP. Additionally, these non-U.S. GAAP financial measures may differ from similar measures presented by other companies. The Company cannot provide a reconciliation of estimated financial measures, such as Adjusted EBITDA Margin and Combined Surgical Revenue, and the most directly comparable GAAP measures without unreasonable efforts because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items required for the reconciliation. | 2 |

Disclaimer No Offer or Solicitation This presentation does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Important Additional Information In connection with the Transactions, the Company intends to file with the SEC a Registration Statement on Form S-4 (the “S-4”). Additionally, Sanara MedTech intends to file with the SEC a proxy statement on Schedule 14A (the “Proxy Statement”). The definitive Proxy Statement (if and when available) will be mailed to stockholders of Sanara. Investors will be able to obtain free copies of the Registration Statement and Proxy Statement, as each may be amended from time to time, and other relevant documents filed by Sanara MedTech and the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Sanara MedTech will be available free of charge from Sanara’s website at www.sanaramedtech.com under the “Investor Relations” tab or by contacting Sanara MedTech’s Investor Relations Department IR@sanaramedtech.com. Copies of documents filed with the SEC by the Company will be available free of charge from the Company’s website at www.mimedx.com under the “Investors” tab or by contacting the Company’s Investor Relations Department at investorrelations@mimedx.com. Participants in the Solicitation Sanara MedTech, the Company and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Sanara’s stockholders in connection with the Transactions. Information regarding the executive officers and directors of the Company is included in its Proxy Statement filed with the SEC on April 29, 2026. Information regarding the executive officers and directors of Sanara MedTech is included in its Proxy Statement filed with the SEC on April 17, 2026. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, will be set forth in the Registration Statement and other materials when they are filed with the SEC in connection with the Transactions. Free copies of these documents may be obtained as described in the paragraphs above. | 3 |

Leading Surgical-Focused Combination Driving Growth, Scale & Profitability

MIMEDX

+

Sanara MedTech

HELPING	HUMANS	HEAL

PREPARE	PROMOTE	PROTECT

MIMEDX

| 4 |

Leading Surgical-Focused Combination Driving Growth, Scale & Profitability | 4 | HEAL PROTECT HUMANS PROMOTE HELPING PREPARE

Sanara Meaningfully Accelerates Efforts to Expand Surgical Footprint

Key Transaction Highlights

100% Surgical / OR Business

+$4B

Unlocks Sizable ***Incremental*** TAMs[1]

Transforms Surgical Footprint & Financial Profile

Leading Particulate

Expanding Product Portfolio

Robust R&D Pipeline

MIMEDX

| 5 |

Sanara Meaningfully Accelerates Efforts to Expand Surgical Footprint | 5 | 100% Surgical / OR Business Leading Particulate Expanding Product Portfolio Unlocks Sizable Incremental TAMs1 +$4B Transforms Surgical Footprint & Financial Profile Robust R&D Pipeline Key Transaction Highlights 1 – Calculated using Definitive Healthcare Database, LSI Procedural Data, published orthopedic market research data and related journals, surgeon validation, and Sanara estimates

About Sanara MedTech

Sanara MedTech

Progressive Portfolio Strategy Across the Surgical Workflow

BIASURGE® Advanced Surgical Solution

OsStic™ BioAdhesive ADVANCED BONE FIXATION

Cellerate® RX Surgical HYDROLYZED COLLAGEN

PREPARE

BIASURGE

PROMOTE

PROTECT

Cellerate

Select Financial Highlights (2025)[1]

40+ Field Sales Team

450+ Contracted Distributors

1,450+ Active Facilities

4,000+ Contracted Facilities

MIMEDX

| 6 |

About Sanara MedTech Pure-play surgical solutions business focused on the operating room setting, with innovative technologies, strong IP, a proven and scalable commercial engine and a compelling margin profile. 1 – Historical financial information based on Sanara’s public filings | 6 | PREPARE PROMOTE PROTECT Progressive Portfolio Strategy Across the Surgical Workflow Select Financial Highlights (2025)1 $103MM 2025 Net Revenue 19% Y/Y Growth 51% 7-Year CAGR 93% Gross Margin $7MM Operating Income $17MM Adjusted EBITDA $17MM Cash 40+ Field Sales Team 450+ Contracted Distributors 1,450+ Active Facilities 4,000+ Contracted Facilities

Strong Business Alignment Drives Compelling Deal Rationale

BIASURGE®
No-Rinse Surgical Irrigation Solution

OsStic™
Synthetic Injectable Structural Bio-Adhesive

CellerateRX® Surgical
Leading Collagen Particulate

MIMEDX | 7 |

CellerateRX® Surgical Leading Collagen Particulate Strong Business Alignment Drives Compelling Deal Rationale | 7 | OsStic Synthetic Injectable Structural Bio-Adhesive BIASURGE® No-Rinse Surgical Irrigation Solution Expands Product Offering with Differentiated, Innovative Technologies Strong Cultural Fit; Talent Profile Adds Deep Industry Expertise Adds Significant Commercial Scale Through Distribution Network Immediately Accretive to Revenue Growth & Profitability

Combination Provides Scale Via Multiple **Surgical** Commercial Channels

MIMEDX

Sanara MedTech

Combined 2027 **Surgical** Revenue[1] Approaching **$300MM**

MIMEDX

| 8 |

Combination Provides Scale Via Multiple Surgical Commercial Channels | 8 | Transaction grows surgical footprint across soft tissue and musculoskeletal categories MIMEDX Surgical (Soft Tissue) Sanara Surgical (Soft Tissue) Sanara Surgical (Musculoskeletal) Combined Surgical Revenue Combined 2027 Surgical Revenue Approaching 2 1 – Assumes closing of transaction on or before December 31, 2026 2 – Management Estimates 1

Transaction Transforms Surgical Footprint & Strengthens Financial Profile

	MIMEDX	Combined[1]
	2026[2]	**2027+**
Total Revenue	$260-290MM	**>$400MM**
Surgical *Soft Tissue*	~50%[3]	**~45-50%**
Surgical *Musculoskeletal*	~10%[3]	**~25-30%**
Wound Care	~40%[3]	**~20-30%**
Adj. EBITDA Margin	Breakeven	**>20%**

MIMEDX

| 9 |

Transaction Transforms Surgical Footprint & Strengthens Financial Profile 1 – Based on Management Estimates 2 – 2026 Financial outlook provided on July 29, 2026; actual results may differ 3 – Based upon revenue mix year-to-date through June 30, 2026 | 9 | Surgical Soft Tissue Surgical Musculoskeletal Wound Care Total Revenue Adj. EBITDA Margin 20262 2027+ $260-290MM >$400MM Breakeven ~40%3 ~50%3 ~10%3 ~45-50% ~25-30% ~20-30% >20% Combined1

Transaction Details | 10 | Consideration Run-Rate Cost Synergies & Combined Financial Profile Timing / Approvals • Acquiring Sanara for $35 per share, representing a 46% premium to Sanara’s 30-day volume weighted average share price as of July 28, 2026 • Purchase price comprised of: • $33 per share in cash and, • 0.4735 shares of MIMEDX common stock for each share of Sanara common stock they own, which represents a value of $2.00 per share, calculated based on the average closing price of MIMEDX common stock of $4.22 for the last five consecutive trading days through and including July 28, 2026 • Total Enterprise Value: Approximately $350 million Financing • MIMEDX has obtained fully committed financing through Hayfin Capital Management, LLP • Acquisition to be funded with a combination of cash on hand and a new $300 million Senior Secured Term Loan • Terms: • 6 years • SOFR + 6.25% • MIMEDX expects to issue 4.4 million shares for the stock consideration portion of the transaction • Combined leverage ratio expected to be below 3.0x by year-end 2027 • MIMEDX existing credit agreement will be terminated and all amounts outstanding will be repaid in full • Each company’s board of directors have unanimously approved the transaction • Anticipate closing by year end 2026, subject to: • Sanara shareholder approval • Customary regulatory approvals and closing conditions • In the first full year post-close, anticipating: • Total revenue well in excess of $400 million on a combined basis • Over $20 million in annualized, run-rate cost synergies to be realized in 2027 in connection with the acquisition • Adj. EBITDA margin to be above 20%